As filed with the Securities and Exchange Commission on September 17, 2004
No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SeaBright Insurance Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6331	56-2393241
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2101 4th Avenue, Suite 1600

Seattle, WA 98121
(206) 269-8500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John G. Pasqualetto

Chairman, President and Chief Executive Officer
SeaBright Insurance Holdings, Inc.
2101 4th Avenue, Suite 1600
Seattle, WA 98121
(206) 269-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

James S. Rowe, Esq. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	J. Brett Pritchard, Esq. Lord, Bissell & Brook LLP 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Common Stock, par value $0.01 per share	$86,250,000	$10,927.88

(1)	Includes amount attributable to shares of common stock that may be purchased by the underwriters under an option to purchase additional shares at the public offering price less the underwriters discount.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted, or would require registration or qualification under the securities laws of the jurisdiction.

SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2004

                             Shares

Common Stock

        This is our initial public offering of common stock. We are offering                     shares of our common stock in an underwritten offering.

      Prior to this offering, there has been no public market for our common stock. We currently anticipate the initial public offering price to be between $          and $           per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “SEAB.”

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discount*
Proceeds, before expenses, to us

*	See “Underwriting” on page 93 for a description of the underwriters’ compensation.

      To the extent that the underwriters sell more than                      shares of common stock, we have granted the underwriters a 30-day option to purchase up to  additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2004.

Friedman Billings Ramsey

   Piper Jaffray
Cochran, Caronia & Co.

The date of this prospectus is                     , 2004.

Page

Note on Forward-Looking Statements	ii
Prospectus Summary	1
Risk Factors	10
The Acquisition	20
Use of Proceeds	22
Dividend Policy	22
Capitalization	23
Dilution	24
Unaudited Pro Forma Financial Information	25
Selected Financial Information	28
Management’s Discussion and Analysis of Financial Condition and Results of Operations	30
Business	47
Management	73
Principal Stockholders	84
Certain Relationships and Related Transactions	86
Description of Capital Stock	88
Shares Eligible for Future Sale	91
Underwriting	93
Legal Matters	95
Experts	95
Where You Can Find More Information	95
Index to Consolidated Financial Statements	F-1
Glossary of Selected Terms	G-1
Indenture
Employment Agreement for Richard J. Gergasko
Employment Agreement for Joseph S. De Vita
Employment Agreement for Richard W. Seelinger
Employment Agreement for Jeffrey C. Wanamaker
2003 Stock Option Plan
Purchase Agreement
Amendment Letter to Purchase Agreement
Amendment Letter to Purchase Agreement
Escrow Agreement
Adverse Developement Excess of Loss Reinsurance Agreement
Commutation Agreement
Administrative Services Agreement
Administrative Services Agreement
Claims Administrative Services Agreement
Side Letter
Stock Purchase Agreement
Stockholders Agreement
Registration Agreement
Executive Stock Agreement
Executive Stock Agreement
Executive Stock Agreement
Executive Stock Agreement
Executive Stock Agreement
Executive Stock Agreement
Executive Stock Agreement
Stock Purchase Agreement
Form of Incentive Stock Option Agreement
Managment Rights Letter
Floating Rate Surplus Note
Subsidiaries of the Registrant
Consen tof KPMG LLP

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

      In this prospectus:

•	references to the “Acquisition” refer to the series of transactions occurring on September 30, 2003 described under the caption “The Acquisition”;

•	references to our “predecessor,” for periods prior to the date of the Acquisition, refer collectively to PointSure Insurance Services, Inc, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company;

•	references to the “Company,” “we,” “us” or “our” refer to SeaBright Insurance Holdings, Inc. and its subsidiaries, SeaBright Insurance Company and PointSure Insurance Services, Inc., and prior to the date of the Acquisition, include references to our predecessor;

•	The term “our business” refers to the business conducted by the Company since October 1, 2003 and with respect to periods prior to October 1, 2003, to the business conducted by our predecessor; and

•	references to “SeaBright” refer solely to SeaBright Insurance Holdings, Inc., unless the context suggests otherwise.

      For your convenience, we have provided a Glossary, beginning on page G-1, of selected terms.

NOTE ON FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance sector in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

      All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to the following:

•	ineffectiveness or obsolescence of our business strategy due to changes in current or future market conditions;

•	increased competition on the basis of pricing, capacity, coverage terms or other factors;

•	greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

•	the effects of acts of terrorism or war;

•	developments in financial and capital markets that adversely affect the performance of our investments;

•	changes in regulations or laws applicable to us, our subsidiaries, brokers or customers;

•	our dependency on a concentrated geographic market;

•	changes in the availability, cost or quality of reinsurance and failure of our reinsurers to pay claims timely or at all;

•	decreased demand for our insurance products;

•	loss of the services of any of our executive officers or other key personnel;

•	the effects of mergers, acquisitions and divestitures that we may undertake;

•	changes in rating agency policies or practices;

•	changes in legal theories of liability under our insurance policies;

•	changes in accounting policies or practices; and

•	changes in general economic conditions, including inflation and other factors.

      The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

      If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. Before making an investment decision, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

ii

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the “Risk Factors” and “Note on Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements before making an investment decision.

Overview

      We are a specialty provider of multi-jurisdictional workers’ compensation insurance. Traditional providers of workers’ compensation insurance provide coverage to employers under one or more state workers’ compensation laws, which prescribe benefits that employers are obligated to provide to their employees who are injured arising out of or in the course of employment. We focus on employers with complex workers’ compensation exposures, and provide coverage under multiple state and federal acts, applicable common law or negotiated agreements. We also provide traditional state act coverage in markets we believe are underserved.

      We are able to offer these products as a result of our highly specialized underwriting, loss control and claims management expertise. We consider all of our customers on an individual basis and we conduct financial evaluations, loss exposure analyses and review of management safety controls to respond to distinctive risk characteristics. Competition in our niche markets tends to focus less on price and more on availability, service and other value-based considerations.

      We currently provide workers’ compensation insurance to customers in the following three targeted markets:

•	Maritime. We focus on employers with complex coverage needs over land, shore and navigable waters. This involves underwriting liability exposures subject to various state and federal statutes and applicable maritime common law. Our customers in this market are engaged primarily in ship building and repair, pier and marine construction and stevedoring. These customers generated $23.1 million, or 37.9%, of our gross premiums written during the six months ended June 30, 2004.

•	Alternative Dispute Resolution. We provide customized solutions to employers who are party to collectively bargained workers’ compensation agreements that provide for settlement of claims out of court in a negotiated process. This product currently is focused on the needs of the construction industry in California. These customers generated $23.3 million, or 38.3%, of our gross premiums written during the six months ended June 30, 2004.

•	State Act. We underwrite coverage for benefits that employers are obligated to pay specifically under state workers’ compensation laws. We primarily target states that we believe are underserved, such as California, Hawaii and Alaska. These customers generated $14.6 million, or 23.9%, of our gross premiums written during the six months ended June 30, 2004.

      SeaBright was formed in 2003 by members of our current management and entities affiliated with Summit Partners, L.P., a leading private equity and venture capital firm, for the purpose of completing the Acquisition in a management-led buyout that closed on September 30, 2003. In the Acquisition, we acquired the renewal rights and substantially all of the operating assets and employees of Eagle Pacific Insurance Company and Pacific Eagle Insurance Company, which we collectively refer to as Eagle or the Eagle entities. The Eagle entities began writing specialty workers’ compensation insurance almost 20 years ago. The Acquisition gave us renewal rights to an existing portfolio of business, representing a valuable asset given the renewal nature of our business, and a fully-operational infrastructure that would have taken many years to develop. These renewal rights gave us access to Eagle’s customer lists and the right to seek to renew Eagle’s continuing in-force insurance contracts.

      Upon completion of the Acquisition, our insurance company subsidiary received a rating of “A-” (Excellent) from A.M. Best Company, which is the fourth highest of its 15 rating levels. A.M. Best ratings reflect A.M. Best’s opinion of an insurance company’s operating performance and ability to meet its obligations to policyholders, and are an important factor in establishing the competitive position of insurance companies.

      Our current management joined Eagle and became responsible for the Eagle book of business in 1999. The combined ratio on the Eagle book of business has improved from 176% in 1999 to 89% in pro forma 2003. By comparison, the industry average combined ratio was 119% in 1999 and 108% in 2003. We believe the improvement in the combined ratio has resulted primarily from our focus on the niche markets in which we currently operate and our emphasis on larger accounts and fewer customers. For the four-year period beginning with 2000 through pro forma 2003, the gross premiums written on our book of business increased at an average annual rate of 27%. For the six months ended June 30, 2004, we had gross premiums written of $63.6 million, total revenues of $27.3 million and net income of $1.3 million.

Competitive Strengths

      We believe we enjoy the following competitive strengths:

•	Niche Product Offering. Our specialized workers’ compensation insurance products in maritime, alternative dispute resolution and selected state act markets enable us to address the needs of an underserved market. Our management team and staff have extensive experience serving the specific and complex needs of these customers.

•	Specialized Underwriting Expertise. We identify individual risks with complex workers’ compensation needs, such as multi-jurisdictional coverage, and negotiate customized coverage plans to meet those needs. Our underwriters average over 15 years of experience underwriting workers’ compensation coverage. Our specialized underwriting expertise enables us to align our interests with those of our insureds by encouraging the insured to bear a portion of the losses sustained under the policy. Approximately 41% of our gross premiums written for the six months ended June 30, 2004 came from such arrangements. We have achieved a loss ratio of 68% for the six months ended June 30, 2004.

•	Focus on Larger Accounts. We target a relatively small number of larger, more safety-conscious employers within our niche markets. We have approximately 185 customers, with an average estimated annual premium size of approximately $445,000 at June 30, 2004. We believe this focus, together with our specialized underwriting expertise, increases the profitability of our book of business primarily because the more extensive loss history of larger customers enables us to better predict future losses, allowing us to price our policies more accurately. In addition, larger customers tend to purchase policies whose premium varies based on loss experience, and therefore have aligned interests with us. Our focus on larger accounts also enables us to provide individualized attention to our customers, which we believe leads to higher satisfaction and long-term loyalty.

•	Proactive Loss Control and Claims Management. We consult with employers on workplace safety, accident and illness prevention and safety awareness training. We also offer employers medical and disability management tools that help injured employees return to work more quickly. Our strong focus on proven claims management practices helps to minimize attorney involvement and to expedite the settlement of valid claims. In addition, our branch office network affords us extensive local knowledge of claims and legal environments, further enhancing our ability to achieve favorable results on claims. Our claims managers and claims examiners are highly experienced, with an average of 20 years in the workers’ compensation insurance industry.

•	Established Book of Business without Associated Liabilities. In the Acquisition, we acquired renewal rights with respect to polices written by the Eagle entities; we did not acquire any in-force Eagle policies or historical liabilities associated with those policies. Although we did not write our first policy until October 2003, we have been able to create an established book of business comprised primarily of policies with customers with whom we have long-standing relationships and with operations and claims histories that we know well. We believe this knowledge has allowed us to more appropriately price our policies.

•	Experienced Management Team. The members of our senior management team, consisting of John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Richard W. Seelinger, Marc B. Miller, M.D. and Jeffrey C. Wanamaker, average over 25 years of insurance industry experience, and over 19 years of workers’ compensation insurance experience.

•	Strong Distribution Network. We market our products through independent brokers and through PointSure Insurance Services, Inc. (“PointSure”), our in-house wholesale broker and third party administrator. This two-tiered distribution system provides us with flexibility in originating premiums and managing our commission expense. PointSure produced approximately 25% of our gross premiums written and 19% of our customers in the six months ended June 30, 2004. We are highly selective in establishing relationships with independent brokers. There were approximately 80 independent brokers appointed by Eagle at September 30, 2003 compared with 63 independent brokers appointed by us at June 30, 2004. In addition, we negotiate commissions for the placement of all risks that we underwrite, either through independent brokers or through PointSure. For the six months ended June 30, 2004, our ratio of commissions to net premiums earned was 5.0%.

Strategy

      We plan to pursue profitable growth and favorable returns on equity through the following strategies:

•	Expand Business in Core Markets. We wrote approximately 53% of our gross premiums in California, 30% in Hawaii, Washington and Alaska and 12% in Pennsylvania, Texas and Louisiana for the six months ended June 30, 2004. We believe that the proceeds from this offering will provide us with the additional capital that we need to increase the amount of insurance business that we are able to write in these and other markets. We believe that our product offerings, together with our specialized underwriting expertise and niche market focus, will position us to increase our market share of the business that we write in our core and other target markets.

•	Expand Territorially. We wrote approximately 83% of our gross premiums for the first six months of 2004 in the top four states where we do business. We believe that our insurance products and services offer the potential for strong demand beyond these states. We believe our experience with maritime coverage issues in the states in which we now operate can be readily applied to other areas of the country that we do not now serve, and ten other states in addition to California have enabling legislation for collectively bargained alternative dispute resolution that is similar to the ADR legislation in California. We plan to expand our business by writing premiums in several of the 42 states where we are licensed but do not currently write business, particularly in the Great Lakes and the East Coast regions.

•	Generate Fee and Commission Income. We intend to expand our ability to generate non-risk bearing fee and commission income by utilizing the expertise of our in-house wholesale broker and third party administrator, PointSure, to serve additional insurance companies.

•	Focus on Profitability. We intend to continue our focus on underwriting discipline and profitability. We plan to do so by selecting risks prudently, by pricing our products appropriately and by focusing on larger accounts in our target markets.

•	Continue Making Technological Improvements. Our in-house technology department has developed effective, proprietary analytical tools that we believe significantly enhance our ability to write profitable business and cost-effectively administer claims. In addition, these tools also allow for seamless connectivity with our branch offices. We intend to continue making investments in advanced and reliable technological infrastructure. Our technology is scalable and can be modified at minimal cost to accommodate our growth.

Our Challenges

      As part of your evaluation of our business, you should take into account the challenges we face in implementing our strategies, including the following:

•	Our premiums and unpaid loss and loss adjustment expenses may be inadequate to cover our actual losses. If we fail to accurately assess the risks associated with the businesses that we insure, we may fail to establish appropriate premium rates and our unpaid loss and loss adjustment expenses may be inadequate to cover our actual losses. Our unpaid loss and loss adjustment expenses are estimates and are inherently uncertain. If proven to be inadequate to cover our actual losses, any changes in our estimates will be reflected in our results of operations during the period in which the changes are made, with increases in our loss and loss adjustment expenses resulting in a charge to our earnings.

•	A downgrade in our A.M. Best rating would negatively affect our business. We believe that the A.M. Best rating of “A-” (Excellent) of our insurance subsidiary has a significant influence on our business and that many brokers and customers would not place business with us if we experience a downgrade in our rating. As a result, a downgrade in our rating could cause a substantial reduction in the number of policies we write, which would have a material adverse effect on our results of operations and our financial position.

•	The concentration of our business in California, Hawaii and Alaska makes us susceptible to the economic conditions and risks from natural perils in those states. Our geographic concentration ties our performance to the business, economic and regulatory conditions in California, Hawaii and Alaska. Our business is concentrated in California (53.3% of gross premiums written for the six months ended June 30, 2004), Alaska (13% of gross premiums written for the same period) and Hawaii (10.9% of gross premiums written for the same period). Because our business is concentrated in this manner, we may be exposed to economic and regulatory risks or risks from natural perils that are greater than the risk associated with greater geographic diversification.

•	Our business is subject to extensive regulation. Our insurance business is subject to extensive regulation by the applicable federal and state agencies in the jurisdictions in which we operate. This extensive regulation of our business may affect the cost or demand for our products and may limit our ability to obtain rate increases or to take other actions that we may wish to take to increase our profitability.

•	An inability to obtain or collect on ceded reinsurance could negatively affect our business. We buy reinsurance protection to protect us from the impact of large losses. The availability, amount and cost of reinsurance depends on market conditions and may vary significantly. Higher reinsurance costs, more restrictive terms or decreased availability of reinsurance could materially adversely affect our business, financial condition and results of operations.

      For further discussion of these and other challenges we face, see “Risk Factors.”

Industry Background

      Workers’ compensation was the fourth-largest property and casualty insurance line in the U.S. in 2002, according to Fitch Ratings. The workers’ compensation industry is estimated to have written over $42 billion in premium for 2003 which accounted for approximately 10% of the estimated $406 billion in net premiums written for the property and casualty industry in 2003, according to the National Council on Compensation Insurance, Inc. (“NCCI”). Premium volume in the workers’ compensation industry was up 13% in 2003 compared to 2002, while the entire property and casualty industry experienced a 10% increase in net premiums written in 2003 compared to 2002, according to NCCI. We believe the niches in which we operate account for approximately 20% of the total workers’ compensation market, or $8.4 billion in net premiums written in 2003. We estimate that $1.3 billion of these premiums come from the maritime market, $3.9 billion from the ADR market and $3.2 billion from our targeted states in the state act workers’ compensation market.

      We believe the workers’ compensation sector is currently recovering from a period of dislocation characterized by deteriorating operating profitability caused primarily by rising medical costs, rising indemnity costs, poor investment performance and a reduction in market capacity. We believe the California workers’ compensation market, the largest workers’ compensation market in the United States, has experienced even greater dislocation than the United States workers’ compensation market as a whole. During the period from 1994 to 2001, we believe that rising loss costs, despite declines in loss frequency, severely eroded underwriting profitability in the workers’ compensation insurance industry.

      We believe the dislocation experienced in the workers’ compensation industry during this period has created significant opportunity for workers’ compensation insurers to increase the amount of business that they write. 2002 marked the first year in five years that private carriers in the property and casualty industry experienced an increase in annual after-tax returns on surplus, including capital gains, according to NCCI. Workers’ compensation industry calendar year combined ratios declined for the first time in seven years, falling from 122% in 2001 (with 1.9% attributable to the September 11, 2001 terrorist attacks) to 111% in 2002 and an estimated 108% in 2003 as the rate of increase in medical and indemnity claim costs slowed. Medical claim costs increased 9% in 2003 from 2002, compared to increases of 12% in 2001 and 11% in 2002; indemnity claim costs increased 4.5% in 2003 from 2002, compared to 7.3% in 2001 and 6.0% in 2002. We believe that opportunities remain for us to provide needed underwriting capacity at attractive rates and upon terms and conditions more favorable to insurers than in the past.

The Acquisition

      Our senior management assumed responsibility for the business of our predecessor, Eagle, in 1999. The Eagle entities began writing specialty workers’ compensation insurance in the maritime sector almost 20 years ago and were acquired in July 1998 by Lumbermens Mutual Casualty Company (“LMC”).

      We believe the growth of our predecessor’s business was limited due to rating downgrades at LMC. Current members of our senior management and entities affiliated with Summit Partners, L.P. led a buyout in September 2003 to acquire the renewal rights and substantially all of the operating assets and employees of the Eagle business for approximately $16 million, in a transaction we refer to as the “Acquisition.” Summit Partners is a leading private equity and venture capital firm that has raised in excess of $5.5 billion in capital and invested in more than 250 businesses in a wide variety of industries.

      As part of the Acquisition, we acquired the following:

•	Renewal Rights. We acquired the right to seek to renew Eagle’s insurance policies, which produced pro forma 2003 gross premiums written of $95.2 million and a combined ratio of 88.7%.

•	A Fully-Operational Infrastructure. We hired experienced Eagle employees with specialized underwriting, pricing and claims expertise, and inherited a number of valuable broker and customer relationships. We also acquired a variety of systems and other operating assets.

•	PointSure. We acquired PointSure, a wholesale broker and third-party claims administrator. PointSure produced approximately 23.4% of our 2003 pro forma gross premiums written and acts as our in-house underwriting agency.

•	Insurance Licenses. We also acquired Kemper Employers Insurance Company (“KEIC”), a shell insurance subsidiary of LMC with no employees at the time of the Acquisition. KEIC was acquired solely for its workers’ compensation licenses in 42 states and the District of Columbia and for its certification with the United States Department of Labor.

      Following the Acquisition, SeaBright contributed $30 million in additional capital to KEIC. KEIC was renamed “SeaBright Insurance Company” and received an “A-” (Excellent) rating from A.M. Best following the completion of the Acquisition.

      Prior to the Acquisition, KEIC had a limited operating history in California writing small business workers’ compensation policies, and had established unpaid loss and loss adjustment expenses in the amount of approximately $16 million for these policies. In an effort to minimize our exposure to the adverse development of unpaid loss and loss adjustment expenses, in connection with the Acquisition, we entered into a commutation agreement, established an adverse development indemnification, which we refer to in this prospectus as the adverse development cover, arranged for a $1.6 million collateralized reinsurance trust and established a $4 million escrow account. For a discussion of these arrangements, see “The Acquisition” below.

Corporate Structure

      Our current corporate structure is as follows:

      Our principal executive offices are located at 2101 4th Avenue, Suite 1600, Seattle, Washington 98121, and our telephone number at that location is (206) 269-8500. Our website is www.sbic.com. The information on our website should not be construed to be part of this prospectus.

The Offering

Shares of common stock offered by us	shares

Shares of common stock to be outstanding after the offering	shares

Over-allotment shares of common stock offered by us	shares

Use of proceeds	We estimate our net proceeds from this offering will be approximately $ million, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses we will pay. We estimate that our net proceeds will be $ million if the underwriters exercise their over-allotment option in full. We intend to use substantially all of the net proceeds of this offering to contribute capital to our insurance company subsidiary and for general corporate purposes.

Dividend policy	We do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory and other restrictions on the payment of dividends by our subsidiaries to us, and other factors that our board of directors deems relevant.

Proposed Nasdaq Stock Market symbol	“SEAB”

      The number of shares of common stock shown to be outstanding after the offering is based upon 1,016,730.5 shares outstanding as of June 30, 2004 (assuming the conversion of all of our convertible preferred stock into common stock) and excludes:

•	shares that may be issued pursuant to the underwriters’ over-allotment option;

•	shares that may be issued pursuant to employee stock options outstanding as of June 30, 2004, each at an exercise price of $50.00 per share; and

•	additional shares available for future issuance under our stock option and incentive plans.

      Unless otherwise stated, in this prospectus:

•	all figures assume no exercise of the underwriters’ over-allotment option;

•	all share numbers for periods following completion of, or giving effect to, this offering assume the conversion of each share of SeaBright’s convertible preferred stock into two shares of common stock upon the closing of this offering; and

•	all share amounts and option exercise prices will be adjusted to reflect a for 1 stock split, which SeaBright expects to effect prior to the completion of the offering contemplated by this prospectus.

Abandoned Private Offering

      Beginning on June 21, 2004, we engaged in preliminary discussions with a select group of accredited investors concerning a possible offering of $25 million to $30 million in preferred securities in a private placement transaction to be completed in reliance upon Rule 506 under Regulation D under the Securities Act of 1933. We abandoned this potential private offering and terminated all offering activity in connection with it on July 23, 2004 in order to pursue this offering. No offers to buy or indications of interest given in the preliminary private offering discussions were accepted. This prospectus supersedes any offering materials used in the abandoned private offering.

Summary Financial Information

      The following table sets forth summary financial information for the Company and its predecessor for the periods ended and as of the dates indicated.

      We derived the summary balance sheet and income statement data as of and for the six months ended June 30, 2004 from our unaudited financial statements, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the period presented. We derived the summary income statement data for the years ended December 31, 2002 and 2001 from our predecessor’s audited financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. generally accepted accounting principles. We derived the summary income statement data for the years ended December 31, 2000 and 1999 from our predecessor’s unaudited financial statements not included in this prospectus. These historical results are not necessarily indicative of results to be expected from any future period. The following table also includes unaudited pro forma financial information for the year ended December 31, 2003 to give effect to the Acquisition as described under “The Acquisition” as if those events had occurred on January 1, 2003. The unaudited pro forma financial information does not necessarily reflect the results of operations that may have actually resulted had the Acquisition occurred on January 1, 2003 rather than September 30, 2003, and is not necessarily indicative of our future results of operations. You should read the following summary financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus, as well as “Unaudited Pro Forma Financial Information”.

	Company		Predecessor

		Pro Forma
	Six Months	Year
	Ended	Ended	Year Ended December 31,
	June 30,	December 31,
	2004	2003	2002		2001	2000	1999

	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)

	($ in thousands)
Income Statement Data
Gross premiums written	$63,610	$95,154	$106,051		$73,194	$62,878	$36,541

Net premiums written	$54,537	$80,948	$19,068		$13,685	$15,406	$7,556

Premiums earned	$24,163	$54,944	$17,058		$12,638	$8,264	$11,418
Net investment income	945	2,048	3,438		3,388	2,512	5,406
Net realized gains (loss) on investments	17	10	(4,497)		(484)	7	(2,867)
Claims service income	1,570	1,361	1,169		954
Other service income	595	561	—		—
Other revenue	—	35	—		2,500	5,433	11,605

Total revenues	27,290	58,959	17,168		18,996	16,216	25,562
Losses and loss adjustment expenses	17,969	40,582	4,992		8,464	4,496	13,630
Underwriting, acquisition, and insurance expenses(1)	6,396	10,093	3,681		3,409	2,975	6,420
Other expenses	862	1,141	2,187		850	4,920	5,190

Total expenses	25,227	51,816	10,860		12,723	12,391	25,240

Income (loss) before federal income taxes	2,063	7,143	6,308		6,273	3,825	322
Provision (benefit) for federal income taxes	742	2,428	3,018		2,676	1,384	1,082

Net income (loss)	$1,321	$4,715	$3,290	(6)	$3,597	$2,441	$(760)

Fully diluted income per common share equivalents	$1.45	$5.16
Diluted weighted average common share equivalents outstanding	913,882	913,500

	Company		Predecessor

		Pro Forma
	Six Months	Year
	Ended	Ended	Year Ended December 31,
	June 30,	December 31,
	2004	2003	2002	2001	2000	1999

	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)

	($ in thousands)
Selected Insurance Ratios
Current accident year loss ratio(2)	67.9%	71.4%	71.3%	68.9%	103.9%	119.4%
Prior accident year loss ratio(3)	—	—	(48.8)	(9.4)	(49.5)	—
Net loss ratio	67.9	71.4	22.5	59.5	54.4	119.4

Underwriting expense ratio(4)	24.0	17.3	21.6	27.0	36.0	56.2

Net combined ratio(5)	91.9%	88.7%	44.1%	86.5%	90.4%	175.6%

Company

As of
June 30,
2004

(Unaudited)
($ in thousands)
Selected Balance Sheet Data
Investment securities available-for-sale, at fair market value	$72,192
Cash and cash equivalents	24,472
Reinsurance recoverables	10,351
Prepaid reinsurance	7,608
Total assets	183,327
Unpaid loss and loss adjustment expenses	39,776
Unearned premium	54,243
Total stockholders’ equity	51,338

(1)	Includes acquisition expenses such as commissions, premium taxes and other general administrative expenses related to underwriting operation in our insurance subsidiary and are included in the amortization of deferred policy acquisition costs.

(2)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses for the current accident year less claims service income by the current year’s net premiums earned.

(3)	The prior accident year loss ratio is calculated by dividing the change in the loss and loss adjustment expenses for prior accident years by the current year’s net premiums earned.

(4)	The underwriting expense ratio is calculated by dividing the net underwriting expenses less other service income by the current year’s net premiums earned.

(5)	The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.

(6)	Net income before change in accounting principle. Our predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002. Upon adoption of SFAS No. 142 our predecessor recognized an impairment loss of $4,731,000 related to goodwill.

RISK FACTORS

      An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. Additional risks not presently known to us, or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described below could result in a significant or material adverse effect on our financial condition or results of operations, and a corresponding decline in the market price of our common stock. You could lose all or part of your investment.

Risks Related to Our Business

Our unpaid loss and loss adjustment expenses are based on estimates and may be inadequate to cover our actual losses.

      If we fail to accurately assess the risks associated with the businesses that we insure, our unpaid loss and loss adjustment expenses may be inadequate to cover our actual losses and we may fail to establish appropriate premium rates. We establish unpaid loss and loss adjustment expenses in our financial statements that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have not yet been reported to us. Unpaid loss and loss adjustment expenses are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability. Accordingly, our unpaid loss and loss adjustment expenses may prove to be inadequate to cover our actual losses. Any changes in these estimates are reflected in our results of operations during the period in which the changes are made, with increases in our loss and loss adjustment expenses resulting in a charge to our earnings.

      Our unpaid loss and loss adjustment expenses estimates are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation process are severity trends, including the increasing level of medical, legal and rehabilitation costs, and costs associated with fraud or other abuses of the medical claim process. If there are unfavorable changes in severity trends, we may need to increase our unpaid loss and loss adjustment expense, as described above.

Our geographic concentration ties our performance to the business, economic and regulatory conditions in California, Hawaii and Alaska. Any single catastrophe or other condition affecting losses in these states could adversely affect our results of operations.

      Our business is concentrated in California (53.3% of gross premiums written for the six months ended June 30, 2004), Alaska (13% of gross premiums written for the same period) and Hawaii (10.9% of gross premiums written for the same period). Accordingly, unfavorable business, economic or regulatory conditions in those states could negatively impact our business. For example, California, Hawaii and Alaska are states that are susceptible to severe natural perils, such as tsunamis, earthquakes and hurricanes, along with the possibility of terrorist acts. Accordingly, we could suffer losses as a result of catastrophic events in those states. Because our business is concentrated in this manner, we may be exposed to economic and regulatory risks or risks from natural perils that are greater than the risks faced by insurance companies that conduct business over a greater geographic area. As a result, the occurrence of one or more catastrophic events or other conditions affecting losses could have a material adverse effect on our financial condition or results of operations.

If we are unable to obtain or collect on ceded reinsurance, our business, financial condition and results of operations could be materially adversely affected.

      We buy reinsurance protection to protect us from the impact of large losses. We currently participate in a workers’ compensation and employers’ liability excess of loss reinsurance treaty program pursuant to which our reinsurers are liable for 50% of the ultimate net losses in excess of $500,000 for the business we write, up to a $1 million limit, subject to a $1.5 million annual aggregate deductible, and 100% of the ultimate net losses in excess of $1 million for the business we write, up to a $100 million limit. The treaty program provides coverage in several layers. See “Business — Reinsurance.” The availability, amount and cost of reinsurance depend on market conditions and may vary significantly. As a result of catastrophic events, such as the events of September 11, 2001, we may incur significantly higher reinsurance costs, more restrictive terms and conditions, and decreased availability. The incurrence of higher reinsurance costs could materially adversely affect our business, financial condition and results of operations. The agreements for our current workers’ compensation excess of loss reinsurance treaty program expire on October 1, 2004. Although we currently expect to renew the program upon its expiration, any decrease in the amount of our reinsurance at the time of renewal, whether caused by the existence of more restrictive terms and conditions or decreased availability, will increase our risk of loss and could materially adversely affect our business, financial condition and results of operations.

      In addition, we are subject to credit risk with respect to our reinsurers. Ceded reinsurance does not discharge our direct obligations under the policies we write. We remain liable to our policyholders, even if we are unable to make recoveries to which we believe we are entitled under our reinsurance contracts. Losses may not be recovered from our reinsurers until claims are paid, and, in the case of long-term workers’ compensation cases, the creditworthiness of our reinsurers may change before we can recover amounts to which we are entitled.

The insurance business is subject to extensive regulation and legislative changes, which impact the manner in which we operate our business.

      Our insurance business is subject to extensive regulation by the applicable state agencies in the jurisdictions in which we operate, perhaps most significantly by the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance. These state agencies have broad regulatory powers designed to protect policyholders, not stockholders or other investors. These powers include, among other things, the ability to:

•	influence how we conduct our business;

•	place limitations on our investments and dividends;

•	place limitations on our ability to transact business with our affiliates;

•	set standards of solvency to be met and maintained;

•	regulate rates pertaining to our business;

•	require assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies;

•	require SeaBright Insurance Company and PointSure to comply with various licensing requirements and approvals that affect our ability to do business;

•	require us to comply with medical privacy laws;

•	regulate mergers, acquisitions and divestitures involving our insurance company subsidiary;

•	approve or reject our policy coverage and endorsements; and

•	prescribe the form and content of, and examine, our statutory financial statements.

      In addition, workers’ compensation insurance is statutorily provided for in all of the states in which we do business. State laws and regulations provide for the form and content of policy coverage and the rights and benefits that are available to injured workers, their representatives and medical providers. For example, in California, on January 1, 2003, workers’ compensation legislation became effective that provides for increases in the benefits payable to injured workers. Also, in California, workers’ compensation legislation intended to reduce certain costs was enacted in September 2003 and in April 2004. Legislation and regulation also impact our ability to investigate fraud and other abuses of the workers’ compensation system in the states in which we do business. Our relationships with medical providers are also impacted by legislation and regulation, including penalties for failure to make timely payments.

      Our business is also affected by federal laws, including the United States Longshore and Harbor Workers’ Compensation Act, or USL&H Act, which is administered by the Department of Labor, and the Merchant Marine Act of 1920, or Jones Act. See “Business — Regulation.” The USL&H Act contains various provisions affecting our business, including the nature of the liability of employers of longshoremen, the rate of compensation to an injured longshoreman, the selection of physicians, compensation for disability and death and the filing of claims. Currently, builders of recreational boats over 65 feet in length are subject to the USL&H Act. A proposed amendment to the USL&H Act would eliminate the vessel length criteria, exempting all builders of recreational boats, regardless of size, from the reach of the USL&H Act. If this proposed amendment is adopted, we expect that we would lose a total of approximately $2 million in annual premium from policies currently providing USL&H Act coverage. The proposed amendment would have no impact on our policies providing coverage under the Jones Act, which gives certain employees at sea the right to sue their employers if such employees are injured.

      Our business can be indirectly affected by changes in federal health care and occupational safety and health regulations. In addition, we were impacted by the Terrorism Risk Insurance Act of 2002, as discussed below, and by the Gramm Leach Bliley Act of 2002 related to disclosure of personal information. Moreover, changes in federal tax laws could also impact our business.

      This extensive regulation of our business may affect the cost or demand for our products and may limit our ability to obtain rate increases or to take other actions that we might desire to increase our profitability. In addition, we may be unable to maintain all required approvals or comply fully with the wide variety of applicable laws and regulations, which are continually undergoing revision, or the relevant authority’s interpretation of such laws and regulations.

A downgrade in the A.M. Best rating of our insurance subsidiary could reduce the amount of business we are able to write.

      Rating agencies rate insurance companies based on the company’s ability to pay claims. Our insurance company subsidiary currently has a rating of “A-” (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Insurance ratings are directed toward the concerns of policyholders and insurance agents and are not intended for the protection of investors or as a recommendation to buy, hold or sell any of our securities. Our competitive position relative to other companies is determined in part by our A.M. Best rating. Any reduction in our A.M. Best rating below “A-” could cause a reduction in the number of policies we write and could have a material adverse effect on our results of operations and our financial position.

The effects of emerging claim and coverage issues on our business are uncertain.

      As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued. For example, the number or nature of existing occupational diseases may expand beyond our expectation. In addition, medical costs associated with permanent and partial disabilities may inflate more rapidly or higher than we currently expect.

Intense competition could adversely affect our ability to sell policies at rates we deem adequate.

      In most of the states in which we operate, we face significant competition which, at times, is intense. If we are unable to compete effectively, our business and financial condition could be materially adversely affected. Competition in our businesses is based on many factors, including premiums charged, services provided, financial strength ratings assigned by independent rating agencies, speed of claims payments, reputation, perceived financial strength and general experience. We compete with regional and national insurance companies and state-sponsored insurance funds, as well as potential insureds that have decided to self-insure. Our principal competitors include American International Group, Inc. (“AIG”), Majestic Insurance Company, Alaska National Insurance Company, Signal Mutual Indemnity Association Ltd., Zurich and the State Compensation Insurance Fund of California. Many of our competitors have substantially greater financial and marketing resources than we do, and some of our competitors, including the State Compensation Insurance Fund of California, benefit financially by not being subject to federal income tax. Intense competitive pressure on prices can result from the actions of even a single large competitor, such as the State Compensation Insurance Fund in California or AIG.

If we are unable to realize our investment objectives, our financial condition may be adversely affected.

      Investment income is an important component of our revenues and net income. The ability to achieve our investment objectives is affected by factors that are beyond our control. For example, United States participation in hostilities with other countries and large-scale acts of terrorism may adversely affect the economy generally, and our investment income could decrease. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These and other factors also affect the capital markets, and, consequently, the value of the securities we own. Any significant decline in our investment income as a result of rising interest rates or general market conditions would have an adverse effect on our net income and, as a result, on our stockholders’ equity and our policyholders’ surplus.

      The outlook for our investment income is dependent on the future direction of interest rates and the amount of cash flows from operations that are available for investment. The fair values of fixed maturity investments that are “available-for-sale” fluctuate with changes in interest rates and cause fluctuations in our stockholders’ equity.

We could be adversely affected by the loss of one or more principal employees or by an inability to attract and retain staff.

      Our success will depend in substantial part upon our ability to attract and retain qualified executive officers, experienced underwriting talent and other skilled employees who are knowledgeable about our business. We rely substantially upon the services of our senior management team and key employees, consisting of John G. Pasqualetto, Chairman, President and Chief Executive Officer, Richard J. Gergasko, Executive Vice President, Joseph S. De Vita, Senior Vice President, Chief Financial Officer and Secretary, Richard W. Seelinger, Senior Vice President — Claims, Marc B. Miller, M.D., Senior Vice President and Chief Medical Officer, Jeffrey C. Wanamaker, Vice President — Underwriting, James L. Borland, III, Vice President and Chief Information Officer and Chris A. Engstrom, President — PointSure. Although we are not aware of any planned departures or retirements, if we were to lose the services of members of our management team, our business could be adversely affected. We have employment agreements with some of our executive officers, which are described under “Management — Employment Agreements.” We do not currently maintain key man life insurance policies with respect to any member of our senior management team or other employees.

We may require additional capital in the future, which may not be available or only available on unfavorable terms.

      Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and unpaid loss and loss adjustment expense at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to support future operating requirements and/or cover claim losses, we may need to raise additional funds through financings or curtail our growth. We believe that the net proceeds to us from this offering will satisfy our capital requirements for the foreseeable future. However, because the timing and amount of our future needs for capital will depend on our growth and profitability, we cannot provide any assurance in that regard. If we had to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

Our status as an insurance holding company with no direct operations could adversely affect our ability to pay dividends in the future.

      SeaBright is a holding company that transacts its business through its operating subsidiaries, SeaBright Insurance Company and PointSure. Our primary assets are the stock of these operating subsidiaries. Our ability to pay expenses and dividends depends, in the long run, upon the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends to us. Payment of dividends by SeaBright Insurance Company is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. As of December 31, 2003, SeaBright Insurance Company was required to report any ordinary dividends to the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance prior to the payment of the dividend. In addition, SeaBright Insurance Company was not authorized to pay any extraordinary dividends to SeaBright under Illinois or California insurance laws without prior regulatory approval from the Illinois Department of Financial and Professional Regulation, Division of Insurance or the California Department of Insurance. See “Business — Regulation — Dividend Limitations.” As a result, at times, we may not be able to receive dividends from SeaBright Insurance Company and we may not receive dividends in amounts necessary to pay dividends on our capital stock. In addition, the payment of dividends by us is within the discretion of our board of directors and will depend on numerous factors, including our financial condition, our capital requirements and other factors that our board of directors considers relevant. Currently, we do not intend to pay dividends on our capital stock.

We rely on independent insurance brokers to distribute our products.

      The failure or inability of independent insurance brokers to market our insurance programs successfully and produce business for us could have a material adverse effect on our business, financial condition and results of operations. The majority of the business in our workers’ compensation operations is produced by a group of approximately 60 licensed insurance brokers. Brokers are not obligated to promote our insurance programs and may sell competitors’ insurance programs. As a result, our business depends in part on the marketing efforts of these brokers and on our ability to offer insurance programs and services that meet the requirements of the clients and customers of these brokers.

We have a limited operating history as a stand-alone entity and may experience difficulty in transitioning to an independent public company.

      We commenced operations in October 2003 after acquiring KEIC, the renewal rights from, and substantially all of the operating assets, systems and employees of, the Eagle entities and PointSure, a wholesale insurance broker and third party claims administrator affiliated with the Eagle entities. See “The Acquisition.” Although our management team is the same management team that operated the Eagle entities and PointSure for approximately five years prior to the Acquisition, we have a limited operating history as a stand-alone entity and do not have the same resources available to us that the Eagle entities and PointSure had prior to the Acquisition. Accordingly, our future results of operations or financial condition as a stand-alone entity may vary from the results realized by the Eagle entities and PointSure prior to the Acquisition. An investor in our common stock should consider that our history as a stand-alone entity is relatively short and that there is a limited basis for evaluating our performance.

      In addition, upon completion of this offering, we will become a publicly traded company and will be responsible for complying with the various federal and legal regulatory requirements applicable to public companies. We will incur increased costs as a result of being a public company, particularly in light of recently enacted and proposed changes in laws, regulations and listing requirements, including those related to the Sarbanes-Oxley Act of 2002. Our business and financial condition may be adversely affected if we are unable to effectively manage these increased costs.

Assessments and other surcharges for guaranty funds and second injury funds and other mandatory pooling arrangements may reduce our profitability.

      Virtually all states require insurers licensed to do business in their state to bear a portion of the unfunded obligations of impaired or insolvent insurance companies. These obligations are funded by assessments that are expected to continue in the future as a result of insolvencies. Assessments are levied by guaranty associations within the state, up to prescribed limits, on all member insurers in the state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. See “Business — Regulation.” Accordingly, the assessments levied on us may increase as we increase our premiums written. Many states also have laws that established second injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in some states, including California, insurance companies are required to participate in mandatory workers’ compensation shared market mechanisms or pooling arrangements, which provide workers’ compensation insurance coverage from private insurers. The effect of these assessments and mandatory shared market mechanisms or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

In the event LMC is placed into receivership, various aspects of our business relating to relationships that we have with LMC and the transfers made in connection with the Acquisition could be negatively impacted.

      LMC and its insurance company affiliates are currently operating under a three-year “run off” plan approved by the Illinois Department of Financial and Professional Regulation, Division of Insurance. According to LMC’s second quarter statutory financial statements as of June 30, 2004, LMC had a statutory surplus of $18.6 million, a decline of approximately $183.4 million from its surplus of $202 million as of December 31, 2003. On an operating basis, LMC lost approximately $146 million in the first six months of 2004. In connection with the Acquisition, we established various relationships and entered into various arrangements with LMC, including servicing arrangements, the adverse development cover and related collateralized reinsurance trust and the commutation arrangement. See “The Acquisition.” In the event LMC is placed into receivership, our business could be adversely affected in the following ways.

      • An LMC receiver could seek to reject or terminate one or more of the services agreements between us and LMC or its affiliates. In that event, we would lose the revenue we currently receive under the claims administration services agreement. Our projected revenue under that agreement is approximately $2.3 million in 2004, $600,000 in 2005 and $300,000 in 2006.

      • If LMC is placed in receivership and the amount held in the collateralized reinsurance trust is inadequate to satisfy the obligations of LMC to us under the adverse development cover, it is unlikely that we would recover any future amounts owing by LMC to us under the adverse development cover in excess of the amounts currently held in trust.

      • If LMC is found to be insolvent and placed into court-ordered liquidation, subject to certain statutory limitations and exceptions, the Illinois Insurance Guaranty Fund and similar guaranty funds in other states will be triggered to pay the covered obligations of LMC and its affiliates to its insureds. Some of our policyholders that were previously covered under policies of LMC and its affiliates may have claims against LMC that would not be covered by the applicable guaranty funds or cut-through agreements. As of September 1, 2004, Eagle had approximately 300 open maritime workers’ compensation claims with total unpaid loss and loss adjustment expenses of approximately $19.3 million that we believe would not be covered by state guaranty funds or cut-through agreements. As a result, these uncovered policyholders may be adversely affected by LMC’s receivership. If that were to occur, our market reputation and credibility and ability to renew these policies may be adversely affected by the inability of LMC policyholders to have their claims paid by LMC or the applicable guaranty funds.

      • In the event that LMC is placed into receivership, it is possible that a receiver or creditor could assert a claim seeking to unwind or recover transfers or payments made by LMC to us in connection with the Acquisition under applicable voidable preference and fraudulent transfer laws. Generally, a voidable preference is a transfer of property on account of an antecedent debt by a company that was insolvent at the time of the transfer and either the transfer was made within four months of the filing of an insolvency proceeding or the creditor receiving the property did not deal with the company at arms’ length. Fraudulent transfer laws generally prohibit a debtor from making a transfer with intent to hinder or defraud a creditor or without receiving reasonably equivalent value in exchange for transfer and the debtor was insolvent at the time of transfer or became insolvent as a result of the transfer. While it is uncertain whether any of these transfers or payments could be recovered under applicable voidable preference or fraudulent transfer laws, were a court to determine that such recovery was warranted, our financial condition could be adversely affected.

Risks Related to Our Industry

We may face substantial exposure to losses from terrorism for which we are required by law to provide coverage.

      Under our workers’ compensation policies, we are required to provide workers’ compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Notwithstanding the protection provided by the reinsurance we have purchased and any protection provided by the Terrorism Risk Insurance Act of 2002 (the “Terrorism Risk Act”), the risk of severe losses to us from acts of terrorism has not been eliminated because events may not be covered by, or may exceed the capacity of, our reinsurance protection. Accordingly, any acts of terrorism could materially adversely affect our business and financial condition.

The threat of terrorism and military and other actions may result in decreases in our net income, revenue and assets under management and may adversely affect our investment portfolio.

      The threat of terrorism, both within the United States and abroad, and military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States and abroad, as well as loss of life, property damage, additional disruptions to commerce and reduced economic activity. Actual terrorist attacks could cause a decrease in our stockholders’ equity, net income and/or revenue. The effects of these changes may result in a decrease in our stock price. In addition, some of the assets in our investment portfolio may be adversely affected by declines in the bond markets and declines in economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.

      We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

      We can offer no assurances that terrorist attacks or the threat of future terrorist events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our common stock to be volatile.

      The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	competition;

•	rising levels of loss costs that we cannot anticipate at the time we price our products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;

•	changes in the level of reinsurance capacity and capital capacity;

•	changes in the amount of unpaid loss and loss adjustment expense resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers’ liabilities; and

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

      The supply of insurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Although premium levels for many products have increased in recent years, the supply of insurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly, and we expect to experience the effects of such cyclicality. This cyclicality could have a material adverse effect on our results of operations and revenues, which may cause the price of our securities to be volatile.

Risks Related to Our Common Stock and this Offering

There is no prior public market for our common stock and therefore, you cannot be certain that an active trading market or a specific share price will be established.

      Currently there is no public trading market for our common stock, and it is possible that an active trading market will not develop upon completion of this offering or that the market price of our common stock will decline below the initial public offering price. We have applied to list our common stock on the Nasdaq National Market under the symbol “SEAB.” The initial public offering price per share will be determined by agreement among us and the underwriters and may not be indicative of the market price of our common stock after our initial public offering.

The price of our common stock may decrease after this offering.

      The trading price of shares of our common stock may decline for many reasons, some of which are beyond our control, including, among others:

•	quarterly variations in our results of operations;

•	changes in expectations as to our future results of operations, including financial estimates by securities analysts and investors;

•	announcements of claims against us by third parties;

•	changes in law and regulation;

•	results of operations that vary from those expected by securities analysts and investors; and

•	future sales of shares of our common stock.

      In addition, the stock market in recent years has experienced substantial price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of companies whose shares are traded. As a result, the trading price of shares of our common stock may be below the initial public offering price and you may not be able to sell your shares at or above the price you pay to purchase them.

Future sales of shares of our common stock may affect their market price and the future exercise of options may depress our stock price and will result in immediate and substantial dilution.

      We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price which you deem appropriate. See “Description of Capital Stock” and “Shares Eligible for Future Sale” for further information regarding circumstances under which additional shares of our common stock may be sold.

      Upon completion of our initial public offering, there will be                      shares of our common stock outstanding. If the underwriters’ over-allotment option for                     additional shares of common stock is exercised, shares of common stock will be outstanding. Moreover,                     additional shares of our common stock will be issuable upon the full exercise or conversion of outstanding options. In the event that any outstanding options are exercised, you will suffer immediate and substantial dilution of your investment. See “Description of Capital Stock” and “Underwriting.”

      We and our executive officers and directors have entered into 180-day lock-up agreements as described in “Shares Eligible for Future Sale.”

Public investors will suffer immediate and substantial dilution as a result of this offering.

      The initial public offering price per share is significantly higher than our net tangible book value per share. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of                      shares of our common stock at an assumed initial offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $                    in the net tangible book value per share if you purchase common stock in this offering. See “Dilution.”

Applicable insurance laws may make it difficult to effect a change of control of our company.

      Our insurance company subsidiary is domiciled in the State of Illinois and commercially domiciled in the state of California. The insurance holding company laws of Illinois and California require advance approval by the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance of any change in control of SeaBright Insurance Company. “Control” is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of SeaBright Insurance Company, including a change of control of SeaBright, would generally require the party acquiring control to obtain the prior approval by the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals may result in a material delay of, or deter, any such transaction. See “Business — Regulation.”

      These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of SeaBright, including through transactions, and in particular unsolicited transactions, that some or all of the stockholders of SeaBright might consider to be desirable.

After the offering, our principal stockholders will still have the ability to significantly influence our business, which may be disadvantageous to other stockholders and adversely affect the trading price of our common stock.

      Upon completion of the offering, and based on the number of shares outstanding as of June 30, 2004, entities affiliated with Summit Partners, L.P., collectively, will beneficially own approximately      % of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. Our officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. Moreover, this concentration of stock ownership may make it difficult for stockholders to replace management. In addition, this significant concentration of stock ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with significant or controlling stockholders. This concentration could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders and the trading price of shares of our common stock could be adversely affected. See “Principal Stockholders” for a more detailed description of our stock ownership.

Anti-takeover provisions in our restated certificate of incorporation and by-laws and under the laws of the State of Delaware could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.

      Our restated certificate of incorporation and by-laws will contain provisions that may make it more difficult for stockholders to replace directors even if the stockholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a stockholder might consider favorable. For example, these provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. In addition, Section 203 of the Delaware General Corporation Law may limit the ability of an “interested stockholder” to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of any class of our outstanding voting stock.

      Our restated certificate of incorporation and by-laws will contain the following provisions that could have an anti-takeover effect:

•	stockholders have limited ability to call stockholder meetings and to bring business before a meeting of stockholders;

•	stockholders may not act by written consent; and

•	our board of directors may authorize the issuance of preferred stock with such rights, powers and privileges as the board deems appropriate.

      These provisions may make it difficult for stockholders to replace management and could have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders might consider favorable.

THE ACQUISITION

      On July 14, 2003, SeaBright entered into a purchase agreement with Kemper Employers Group, Inc., LMC and the Eagle entities to acquire 100% of the issued and outstanding capital stock of KEIC and PointSure, a wholesale insurance broker and third party claims administrator, and to acquire tangible assets, specified contracts, renewal rights and intellectual property rights from LMC and the Eagle entities. We acquired KEIC, a shell company with no in-force policies or employees, solely for the purpose of acquiring its workers’ compensation licenses in 42 states and the District of Columbia and for its certification with the United States Department of Labor. SeaBright paid approximately $16 million, including acquisition costs, in consideration for the purchased assets, the equivalent of the book values of KEIC and PointSure less aggregate accruals for vacation benefits. At the closing, $4 million of the purchase price was placed into escrow and will be distributed in accordance with the escrow agreement described below.

      The Acquisition was completed on September 30, 2003, at which time entities affiliated with Summit Partners, L.P., certain co-investors and members of our management team invested approximately $45 million in SeaBright and received convertible preferred stock in return. See “Certain Relationships and Related Transactions.” These proceeds were used to pay for the assets under the purchase agreement and to contribute additional capital to KEIC, which was renamed “SeaBright Insurance Company.” SeaBright Insurance Company received an “A-” (Excellent) rating from A.M. Best following the completion of the Acquisition.

Corporate Structure

      Following the completion of the Acquisition, our corporate structure is as follows:

Arrangements to Minimize Exposure

      Prior to the Acquisition, KEIC had a limited operating history in California writing small business workers’ compensation policies, and had established loss reserves in the amount of approximately $16 million for these policies. In connection with the Acquisition, we entered into a number of arrangements for the purpose of minimizing our exposure to this past business underwritten by KEIC and any adverse loss and loss adjustment expenses developments, such as consequences that could potentially develop due to the run-off status and poor financial performance of LMC and its affiliates. These arrangements include a commutation agreement, an adverse loss development indemnification supported by a collateralized reinsurance trust and a $4 million escrow.

      Commutation Agreement. Under the commutation agreement, KEIC agreed to (i) release LMC from all of its obligations and liabilities under a quota share reinsurance agreement that the parties had entered into effective October 1, 1999, whereby LMC had reinsured 80% of certain risks insured by KEIC, in exchange for a lump sum payment of approximately $13 million and (ii) reassume the obligations and liabilities ceded under the quota share agreement.

      Adverse Loss Development Indemnification Supported by a Collateralized Reinsurance Trust. Under the adverse development cover, LMC is required to indemnify us following December 31, 2011 in the event that the total of all paid and unpaid loss and loss adjustment expenses as of such date, with respect to KEIC’s insurance policies in effect on September 30, 2003, the closing date of the Acquisition, exceed the initial loss amount recorded on KEIC’s books on September 30, 2003 plus all prior payments made by LMC to KEIC under the adverse development cover. The adverse development cover also requires us to make a payment to LMC in the event the initial unpaid loss and loss adjustment expenses amounts plus all prior payments made by LMC to KEIC under the adverse development cover exceeds all paid and unpaid loss and loss adjustment expenses as of December 31, 2011, with respect to KEIC’s unpaid loss and loss adjustment expenses on the closing date of the Acquisition, in the amount of such excess. As of December 31, 2003, we have recorded a receivable of approximately $2.5 million for adverse loss development under the adverse development cover since the closing date of the Acquisition. In connection with the adverse development cover, LMC was required to fund a trust account to support its ability to fulfill its obligations under the adverse development cover. The minimum amount that must be maintained in the trust account is equal to the greater of (a) 10% of the initial unpaid loss and loss adjustment expenses (approximately $1.6 million) or (b) 102% of the then existing quarterly estimate of LMC’s total obligations under the adverse development cover, requiring LMC to fund additional amounts into the trust account on a quarterly basis, if necessary based on a quarterly review of LMC’s obligations. We are entitled to access the funds in the trust account from time to time to satisfy LMC’s obligations under the adverse development cover in the event that LMC fails to satisfy its obligations.

      $4 Million Escrow. In connection with the Acquisition, $4 million of the purchase price was placed into escrow in an account at Wells Fargo Bank for a period of two years in order to support the obligations of LMC and its affiliates under the purchase agreement, the commutation agreement, the adverse development cover, and the collateralized reinsurance trust. The escrow agent will release funds remaining in the escrow account to Kemper Employers Group, Inc. on October 2, 2005.

Services Arrangements

      In addition to these arrangements, we also entered into services agreements with LMC and certain of its affiliates that require us to provide certain service functions for the Eagle entities in exchange for fee income. The services that we are required to provide to the Eagle entities under these agreements include administrative services, such as underwriting services, billing and collections services, safety services and accounting services, and claims services, including claims administration, claims investigation and loss adjustment and settlement services. These arrangements have positioned us for growth by enabling us to maintain the operating staff and infrastructure that we had developed at our predecessor.

      Broadspire Services, a third-party claims administrator, provides us with claims services for the claims that we acquired from KEIC in connection with the Acquisition. Broadspire was a subsidiary of LMC until July 2003, when it was acquired from LMC by a private equity firm. While LMC and its affiliates have agreed to remain responsible for servicing these claims and have agreed to indemnify us for any losses or expenses incurred by us as a result of any failure in the timely servicing of these claims, we are in the process of negotiating a servicing agreement directly with Broadspire to reflect these servicing arrangements.

Issues Relating to a Potential LMC Receivership

      In the event that LMC is placed into receivership, a receiver may seek to recover certain payments made by LMC to us in connection with the Acquisition under applicable voidable preference and fraudulent transfer laws. However, we believe that there are factors that would mitigate the risk to us resulting from a potential voidable preference or fraudulent conveyance action brought by a receiver of LMC, including the fact that we believe LMC and KEIC were solvent at the time of the Acquisition and that the Acquisition was negotiated at arms length and for fair value, and the Director of the Illinois Department of Financial and Professional Regulation, Division of Insurance approved the Acquisition notwithstanding LMC’s financial condition.

      In addition, if LMC is placed into receivership, various relationships and arrangements that we established with LMC in connection with the Acquisition, including the servicing arrangements, the adverse development cover and related collateralized reinsurance trust and the commutation agreement, could be adversely affected. For a discussion of the risks relating to a potential LMC receivership, see “Risk Factors—In the event LMC is placed into receivership, various aspects of our business relating to relationships that we have with LMC and the transfers made in connection with the Acquisition could be negatively impacted.”

USE OF PROCEEDS

      We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $           million. We estimate that our net proceeds will be $           million if the underwriters exercise their over-allotment option in full. We intend to use substantially all of the net proceeds of this offering to contribute capital to our insurance company subsidiary and for general corporate purposes.

DIVIDEND POLICY

      We do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, regulatory and other restrictions on the payment of dividends by our subsidiaries to us, and other factors that our board of directors deems relevant.

      We are a holding company and have no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Our subsidiary, SeaBright Insurance Company, is a regulated insurance company and therefore is subject to significant regulatory restrictions limiting its ability to declare and pay dividends.

      SeaBright Insurance Company’s ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of Illinois and California. The insurance holding company laws in these states require that ordinary dividends be reported to the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance prior to payment of the dividend and that extraordinary dividends be submitted for prior approval. See “Business — Regulation.” As of December 31, 2003, SeaBright Insurance Company was not authorized to pay any dividends to SeaBright Insurance Holdings, Inc. under Illinois insurance law without prior regulatory approval of the Illinois Department of Financial and Professional Regulation, Division of Insurance.

      For information regarding restrictions on the payment of dividends by us and SeaBright Insurance Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Business — Regulation.”

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of June 30, 2004 on:

•	an actual basis;

•	a pro forma basis to give effect to the conversion of each outstanding share of our convertible preferred stock into two shares of common stock, and to give effect to a for 1 stock split, which we expect to effect prior to the completion of the offering; and

•	a pro forma as adjusted basis to give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and our estimated offering expenses and assuming the underwriters do not exercise their over-allotment option.

	As of June 30, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(Unaudited)	(Unaudited)

	($ in thousands, except share numbers)
Liabilities:
Stockholders’ Equity:
Convertible preferred stock, par value $.001 per share, 750,000 shares authorized; 508,365.25 shares issued and outstanding actual; no shares issued and outstanding as adjusted	$1		—
Common stock, par value $.001 per share, 1,200,000 shares authorized; no shares issued and outstanding actual; no shares issued and outstanding as adjusted	—		—
Common stock, par value $.01 per share(1), shares authorized; no shares issued and outstanding actual; shares issued and outstanding as adjusted	—
Paid-in capital	50,835
Retained earnings	1,119
Accumulated other comprehensive income	(617)
Total stockholders’ equity	51,338

Total Capitalization	$51,338

(1)	Prior to the completion of this offering, our certificate of incorporation will be amended and restated to provide for a class of common stock with a par value of $.01 per share.

      The table does not reflect:

•	shares that may be issued pursuant to the underwriters’ over-allotment option;

•	shares that may be issued pursuant to employee stock options outstanding as of June 30, 2004, each at an exercise price of $50.00 per share; and

•	additional shares available for future issuance under our stock option and incentive plans.

      You should read this table in conjunction with “Selected Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes that are included elsewhere in this prospectus.

DILUTION

      As of June 30, 2004, our net tangible book value was $           million, or $           per share of common stock, assuming the conversion of each share of our convertible preferred stock into two shares of common stock, based on 508,365.25 shares of convertible preferred stock outstanding. As used below, our net tangible book value per share represents stockholders’ equity divided by the number of shares of common stock outstanding. After giving effect to the issuance of                      shares of our common stock at an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus) and the application of the estimated net proceeds therefrom, and after deducting estimated underwriting discounts and our estimated offering expenses and assuming that the underwriters’ over-allotment option is not exercised, our net tangible book value as of June 30, 2004 would have been $           million, or $           per share of common stock. This amount represents an immediate increase of $           per share to the existing stockholders and an immediate dilution of $           per share issued to the new investors purchasing shares offered hereby at the assumed public offering price. The following table illustrates this per share dilution:

Initial public offering price per share	$
Net tangible book value per share as of June 30, 2004
Increase in net tangible book value per share attributable to this offering
Net tangible book value per share after this offering
Dilution per share to new investors(1)	$

(1)	If the underwriters’ over-allotment option is exercised in full, dilution per share to new investors will be $ .

      The following table sets forth, as of June 30, 2004, the number of shares of our common stock issued (assuming the conversion of each share of our convertible preferred stock into two shares of common stock), the total consideration paid and the average price per share paid by (i) all of our existing stockholders, and (ii) our new investors, after giving effect to the issuance of                      shares of common stock in this offering at an assumed initial public offering price (before deducting estimated underwriting discounts and our estimated offering expenses) of $           per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Shares Issued		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	1,016,730.5		$50,836,525		$50
New investors

Total		100%		100%

      This table does not give effect to:

•	shares that may be issued pursuant to the underwriters’ over-allotment option;

•	shares that may be issued pursuant to employee stock options outstanding as of June 30, 2004, each at an exercise price of $50.00 per share; and

•	additional shares available for future issuance under our stock option and incentive plans.

      To the extent that these options are exercised, there will be further dilution to new investors.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial information has been derived by the application of pro forma adjustments to our predecessor’s September 30, 2003 audited combined financial statements and our December 31, 2003 audited consolidated financial statements, which appear elsewhere in this prospectus. The pro forma financial information gives effect to the Acquisition as described under “The Acquisition” as if those events had occurred on January 1, 2003.

      When we write a policy, we record the entire premium as unearned premium when written and earn the premium over the life of the policy, generally twelve months. Because this pro forma information assumes the Acquisition occurred on January 1, 2003 and because we acquired renewal rights on policies to be issued in the future rather than existing in-force policies in the Acquisition, the historical financial statements have been adjusted to eliminate the activity on policies written prior to January 1, 2003.

      The unaudited pro forma financial information is for comparative purposes only and does not purport to represent what our results of operations would actually have been had the Acquisition in fact occurred on January 1, 2003 or to project our results of operations for any future period. The unaudited financial information should be read in conjunction with our predecessor’s historical combined financial statements and related notes, our historical consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this prospectus.

      The pro forma and other adjustments, as described in the accompanying notes to the unaudited pro forma statement of operations, are based on available information and the assumptions that management believes are reasonable to reflect the acquisition of the policy renewal rights of our predecessor’s business.

Pro Forma Consolidated Statement of Operations

	Predecessor			Company

	Nine Months			Three Months
	Ended			Ended
	September 30,	Predecessor		December 31,	Company		Company
	2003	Adjustments		2003(f)	Adjustments		Pro Forma

Net Premiums Earned	$36,916	$(3,220	)(a)	$3,134	$18,114	(g)	$54,944
Net Investment Income	1,735	—		313	—		2,048
Net Realized Gains (Losses) on Investments	14	—		(4)	—		10
Claims Service Income	698	—		663	—		1,361
Other Service Income	—	—		561			561
Other Income	131	(131	)(b)	35	—		35

Total Revenue	39,494	(3,351)		4,702	18,114		58,959

Loss and Loss Adjustment Expenses	25,395	(806	)(c)	3,024	12,969	(h)	40,582
Underwriting Expenses	6,979	(286	)(d)	1,789	1,611	(i)	10,093
Other Expenses	408	—		192	541	(j)	1,141

Total Expenses	32,782	(1,092)		5,005	15,121		51,816

Pretax Income (Loss)	6,712	(2,259)		(303)	2,993		7,143
Tax Expense (Benefit)	1,996	(768	)(e)	(101)	1,301	(k)	2,428

Net Income (Loss)	$4,716	$(1,491)		$(202)	$1,692		$4,715

Other Data:
Current Accident Year Loss Ratio(1)	71.0%			75.3%			71.4%
Prior Accident Year Loss Ratio(2)	(4.1)%			—			—

Net Loss Ratio	66.9%			75.3%			71.4%

Underwriting Expense Ratio(3)	18.9%			39.2%			17.3%

Combined Ratio	85.8%			114.5%			88.7%

Gross Premiums Written	$70,717	$66	(l)	$22,154	$2,217	(n)	$95,154
Premiums Ceded	(4,079)	(6,610	)(m)	(2,759)	(758	)(o)	(14,206)

Net Premiums Written	$66,638	$(6,544)		$19,395	$1,459		$80,948

Fully diluted earnings per common share equivalents							$5.16
Diluted weighted average common share equivalents outstanding							913,500 (p)

(1)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses for the current accident year less claims service income by the current year’s net premiums earned.

(2)	The prior accident year’s net loss ratio is calculated by dividing the change in loss and loss adjustment expenses for prior accident years by the current year’s net premiums earned.

(3)	The underwriting expense ratio is calculated by dividing the net underwriting expenses less other service income by the current year’s net premiums earned.

SEABRIGHT INSURANCE HOLDINGS, INC.

NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

(Dollars in thousands)

a.	To eliminate premiums earned related to policies issued prior to January 1, 2003 as follows:

Direct premiums earned less reinsurance ceded to outside parties on policies written prior to January 1, 2003	$(33,409)
Ceded premiums earned on policies written prior to January 1, 2003 under the quota share agreement with LMC cancelled effective January 1, 2003	30,189

Net reduction to premiums earned	$(3,220)

b.	To eliminate amortization of deferred gain under the loss portfolio transfer agreement, since we would not have been a party to that agreement with respect to 1999 and prior policy years.

c.	To eliminate losses incurred in 2003 related to policies issued prior to January 1, 2003 as follows:

Direct losses incurred less reinsurance recoveries from outside parties	$(23,921)
Ceded losses incurred under the quota share agreement with LMC	21,615
Impact of loss portfolio transfer recorded in 2003 relating to 1998 and prior policy years	1,500

Net reduction to losses and loss adjustment expenses	$(806)

d.	To eliminate underwriting expenses for commissions and premium taxes that are directly identifiable with the related premiums earned in (a). Other underwriting expenses cannot be directly identifiable with any particular policy and therefore no adjustment for these expenses has been made.

e.	We used an effective income tax rate of 34% on all predecessor adjustments.

f.	There was no activity for SeaBright from June 19, 2003, its date of inception, through September 30, 2003.

g.	To adjust premiums earned in the fourth quarter of 2003 for policies written from January 1, 2003 through September 30, 2003.

h.	To reflect loss and loss adjustment expenses related to the premiums earned in (g) above based on our predecessor’s loss ratio for policies written in 2003.

i.	To adjust underwriting expenses for commissions and taxes related to premiums earned in (g) above based on our predecessor’s expense ratio.

j.	To adjust for the amortization of intangible assets as if the intangibles were acquired on January 1, 2003.

k.	Since our expected income tax rate is 34%, we used an effective income tax rate of 34% on all company adjustments. We also adjusted taxes to reflect an effective tax rate of 34% for the entire twelve months of 2003.

l.	To eliminate premiums written related to 2002 and prior policy years.

m.	To eliminate premiums ceded under our predecessor’s quota share treaties with LMC.

n.	Premium adjustments in fourth quarter on policies written during first nine months of 2003.

o.	Ceded portion of premium written in fourth quarter.

p.	To reflect conversion of each outstanding share of preferred stock into two common shares as of the beginning of the period.

SELECTED FINANCIAL INFORMATION

     The following table sets forth selected historical financial information for the Company and its predecessor for the periods ended and as of the dates indicated. The selected income statement data for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2002 are derived from our predecessor’s audited combined financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. generally accepted accounting principles and have been audited by KPMG LLP, our independent registered public accounting firm whose report thereon is included elsewhere in this prospectus and refers to the predecessor’s adoption of Statement of Financial Accounting Standards No. 142 — Goodwill and Other Intangible Assets as of January 1, 2002. The selected income statement data for the three months ended December 31, 2003 and the balance sheet data as of December 31, 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. generally accepted accounting principles and have been audited by KPMG LLP, our independent registered public accounting firm, whose report thereon is included elsewhere in this prospectus. We derived the selected balance sheet and income statement data as of and for the six months ended June 30, 2004 from our unaudited financial statements, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the period presented. We derived the selected income statement data for the years ended December 31, 2000 and 1999 and the balance sheet data as of December 31, 2001, 2000 and 1999 from our predecessor’s unaudited financial statements which are not included in this prospectus. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected financial information along with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined and consolidated financial statements and related notes and the reports of the independent registered public accounting firm included elsewhere in this prospectus.

	Company		Predecessor

	Six Months	Three Months	Nine Months	Year Ended December 31,
	Ended	Ended	Ended
	June 30, 2004	December 31, 2003(6)	September 30, 2003	2002	2001	2000	1999

	(Unaudited)					(Unaudited)	(Unaudited)

	($ in thousands)
Income Statement Data
Gross premiums written	$63,610	$22,154	$70,717	$106,051	$73,194	$62,878	$36,541

Net premiums written	$54,537	$19,395	$66,638	$19,068	$13,685	$15,406	$7,556

Premiums earned	$24,163	$3,134	$36,916	$17,058	$12,638	$8,264	$11,418
Net investment income	945	313	1,735	3,438	3,388	2,512	5,406
Net realized gains (loss) on investments	17	(4)	14	(4,497)	(484)	7	(2,867)
Claims service income	1,570	663	698	1,169	954
Other service income	595	561
Other revenue	—	35	131		2,500	5,433	11,605

Total revenues	27,290	4,702	39,494	17,168	18,996	16,216	25,562
Losses and loss adjustment expenses	17,969	3,024	25,395	4,992	8,464	4,496	13,630
Underwriting, acquisition, and insurance expenses(1)	6,396	1,789	6,979	3,681	3,409	2,975	6,420
Other expenses	862	192	408	2,187	850	4,920	5,190

Total expenses	25,227	5,005	32,782	10,860	12,723	12,391	25,240

Income (loss) before federal income taxes	2,063	(303)	6,712	6,308	6,273	3,825	322
Provision (benefit) for federal income taxes	742	(101)	1,996	3,018	2,676	1,384	1,082

Net income (loss)	$1,321	$(202)	$4,716	$3,290(7)	$3,597	$2,441	$(760)

Fully diluted earnings per common share equivalents	$1.45
Diluted weighted average common share equivalents outstanding	913,882

	Company		Predecessor

	Six Months	Three Months	Nine Months	Year Ended December 31,
	Ended	Ended	Ended
	June 30, 2004	December 31, 2003(6)	September 30, 2003	2002	2001	2000	1999

	(Unaudited)					(Unaudited)	(Unaudited)

	($ in thousands)
Selected Insurance Ratios
Current accident year loss ratio(2)	67.9%	75.3%	71.0%	71.3%	68.9%	103.9%	119.4%
Prior accident year loss ratio(3)	—	—	(4.1)	(48.4)	(9.4)	(49.5)	—

Net loss ratio	67.9	75.3	66.9	22.5	59.5	54.4	119.4
Net underwriting expense ratio(4)	24.0%	39.2%	18.9%	21.6%	27.0%	36.0%	56.2%

Net combined ratio(5)	91.9%	114.5%	85.8%	44.1%	86.5%	90.4%	175.6%

Selected Balance Sheet Data				(Unaudited)
Investment securities available-for-sale, at fair market value	$72,192	$51,881	$45,867	$55,891	$65,730	$31,079	$29,813
Cash and cash equivalents	24,472	5,008	52,271	30,015	10,367	36,221	12,937
Reinsurance recoverables	10,387	12,050	39,676	36,617	38,145	56,988	53,961
Reinsurance recoverables from parent	—	—	117,942	102,107	126,564	170,656	139,934
Prepaid reinsurance	7,608	2,340	5,037	34,672	26,680	11,685	21,438
Total assets	183,327	106,080	321,537	316,820	314,082	332,540	357,906
Unpaid loss and loss adjustment expense	39,776	29,733	161,538	153,469	166,342	186,343	207,817
Unearned premium	54,243	18,602	40,657	47,604	34,918	34,460	21,869
Total stockholders’ equity	51,338	45,605	92,856	87,772	86,825	84,271	96,747

(1)	Includes acquisition expenses such as commissions, premium taxes and other general administrative expenses related to underwriting operations in our insurance subsidiary and are included in the amortization of deferred policy acquisition costs.

(2)	The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses for the current accident year less claims service income by the current year’s net premiums earned.

(3)	The prior accident year loss ratio is calculated by dividing the change in the loss and loss adjustment expenses for prior accident years by the current year’s net premiums earned.

(4)	The underwriting expense ratio is calculated by dividing the net underwriting expenses less other service income by the current year’s net premiums earned.

(5)	The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.

(6)	There was no activity for SeaBright from June 19, 2003, its date of inception, through September 30, 2003.

(7)	Net income before change in accounting principle. Our predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002. Upon adoption of SFAS No. 142 our predecessor recognized an impairment loss of $4,731,000 related to goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and those of our predecessor, and the notes to those statements included elsewhere in this prospectus. The discussion and analysis below includes forward-looking statements that are subject to risks, uncertainties and other factors described in “Risk Factors” that could cause our actual results of operations, performance and business prospects and opportunities in 2004 and beyond to differ materially from those expressed in, or implied by those forward-looking statements. See “Note on Forward-Looking Statements.”

Overview

      We provide workers’ compensation insurance coverage for prescribed benefits that employers are required to provide to their employees who may be injured in the course of their employment. We currently provide workers’ compensation insurance to customers in the maritime, alternative dispute resolution and state act markets.

      On September 30, 2003, SeaBright acquired PointSure and the renewal rights and substantially all of the operating assets, systems and employees of, the Eagle entities from LMC, their ultimate parent. We refer to Eagle Pacific, Pacific Eagle and PointSure collectively as our predecessor. In connection with the Acquisition, SeaBright also purchased KEIC, a shell company in run off that was acquired from LMC for its workers’ compensation licenses in 42 states and the District of Columbia. The Acquisition was accounted for using the purchase method of accounting. The Acquisition will prospectively affect our results of operations in certain respects. The aggregate acquisition costs, including the transaction costs, of approximately $16.5 million have been allocated to the tangible and intangible assets acquired based upon estimates of their respective fair values as of the Acquisition date and will result in increased depreciation and amortization expense.

      For periods ended on or before September 30, 2003, the financial information of our predecessor discussed below represents the combined financial results of Eagle Pacific, Pacific Eagle and PointSure. For periods ended after September 30, 2003, the financial information presented below represents the consolidated financial results of SeaBright and its subsidiaries, SeaBright Insurance Company and PointSure.

      Our results before the Acquisition are generally not comparable to our results after the Acquisition because we acquired renewal rights and not the underlying policies as of the date of the Acquisition. Aspects of our business that are comparable with the business of our predecessor include the loss ratio and expense ratio. Aspects of our business that are not comparable with the business of our predecessor include: premiums earned, investment income, service income and service fees. For example, our net premiums earned for the periods immediately following the Acquisition were lower than the net premiums earned for the periods immediately prior to the Acquisition because we did not earn any premium on any of our predecessor’s policies that were in force at September 30, 2003.

Principal Revenue and Expense Items

      We derive our revenue from premiums earned, service fee income, net investment income and net realized gains (losses) from investments.

      Premiums earned. Gross premiums written include all premiums billed by an insurance company during a specified policy period. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in unearned premiums and are realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of 12 months. Thus, for example, for a policy that is written on July 1, 2004, one-half of the premiums would be earned in 2004 and the other half would be earned in 2005.

      Premiums earned are the earned portion of our net premiums written. Net premiums written is the difference between gross premiums written and premiums ceded to reinsurers (ceded premiums written). Our gross premiums written is the sum of both direct premiums and assumed premiums. Subsequent to the Acquisition, we have not assumed any premiums written. Throughout this prospectus, direct and assumed premiums (written or earned) separately or together are also referred to as gross premiums.

      Net investment income and realized gains and losses on investments. We invest our statutory surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid losses and loss adjustment expenses) in cash, cash equivalents and fixed income securities. Our investment income includes interest earned on our invested assets. Realized gains and losses on invested assets are reported separately from net investment income. We earn realized gains when invested assets are sold for an amount greater than their amortized cost in the case of fixed maturity securities and recognize realized losses when investment securities are written down as a result of an other than temporary impairment or sold for an amount less than their carrying cost.

      Claims service income. Substantially all of our claims service income is from contracts we have with LMC to provide claims handling services for the policies written by the Eagle entities prior to the Acquisition. The claims service income we receive for providing these services approximate our costs and will substantially decrease over the next several years as transactions related to the Eagle entities diminish.

      Other service income. Following the Acquisition, we entered into servicing arrangements with LMC to provide policy administration and accounting services for the policies written by the Eagle entities prior to the Acquisition. The fee income we receive for providing these services approximate our costs and will substantially decrease over the next several years as transactions related to the Eagle entities diminish.

      Our expenses consist primarily of:

      Losses and loss adjustment expenses. Losses and loss adjustment expenses represent our largest expense item and include (1) payments made to settle claims, (2) estimates for future claim payments and changes in those estimates for current and prior periods and (3) costs associated with settling claims.

      Underwriting, acquisition and insurance expenses. In our insurance subsidiary, we refer to the expenses that we incur to underwrite risks as underwriting, acquisition and insurance expenses. Underwriting expenses consist of commission expenses, premium taxes and fees and other underwriting expenses incurred in writing and maintaining our business.

      Commission expenses. We pay commission expense in our insurance subsidiary to our producers for the premiums that they generate for us.

      Premium taxes and fees. We pay state and local taxes based on premiums, licenses and fees, assessments and contributions to workers’ compensation security funds.

      Other underwriting expenses. Other underwriting expenses consist of general administrative expenses such as salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately, and boards, bureaus and assessments of statistical agencies for policy service and administration items such as rating manuals, rating plans and experience data.

      Interest Expense. Included in other expense is interest expense we incur on $12.0 million in surplus notes that our insurance subsidiary issued in May 2004. The interest expense is paid quarterly in arrears. The interest expense for each interest payment period is based on the three-month LIBOR rate two London banking days prior to the interest payment period plus 400 basis points.

      Income Taxes. We pay federal income taxes.

Outlook

      We expect to allocate most of the proceeds from this offering to our insurance company subsidiary based on our assessment of the level of capital that is prudent to support our expected levels of business, applicable regulatory requirements and discussions with insurance regulatory authorities and rating agencies.

      Based on our business model and anticipated capital, we currently have the following expectations for our business:

•	Reinsurance. We intend to cede approximately 10% of our gross premiums written to reinsurers under our excess of loss and catastrophe reinsurance treaties.

•	Operating leverage. We plan to target a net leverage ratio, as measured by net premiums written to statutory capital and surplus, of approximately 1.0 to 1.5. The actual net leverage ratio may vary from the target leverage ratio depending upon many factors that affect our rating with various organizations and capital adequacy requirements imposed by insurance regulatory authorities. These factors include but are not limited to the amount of statutory surplus, premium growth, quality and terms of reinsurance.

•	Investment portfolio leverage. When we have fully deployed our capital, we plan to target an invested assets to equity ratio of approximately 2 to 1 to 3 to 1.

Key Financial Measures

      We evaluate our insurance operations by monitoring certain key measures of growth and profitability. We measure our growth by examining our gross premiums written, ceded premiums written and net premiums written. We measure our underwriting profitability by examining our loss, underwriting expense and combined ratios. On a consolidated basis, we measure our operating results by examining net income and return on equity. In determining our return on equity for a given year, we divide our net income by the average of the beginning and ending shareholders’ equity for that year.

      The items that influence the incurred losses and loss adjustment expenses for a given period include, but are not limited to, the following:

•	the number of exposures covered in the current year;

•	trends in claim frequency and claim severity;

•	changes in the cost of adjusting claims;

•	changes in the legal environment relating to coverage interpretation, theories of liability and jury determinations; and

•	the re-estimation of prior years’ unpaid loss and loss adjustment expense in the current period.

      We review our estimates of ultimate losses and loss adjustment expenses quarterly, and changes in estimates are reflected in the period the additional information becomes known. We perform an actuarial analysis to determine the adequacy of our unpaid loss and loss adjustment expenses at each year end.

      Our reinsurance program significantly influences the level of net retained losses as our reinsurers, under excess of loss reinsurance agreements, assume a portion of the losses and loss adjustment expenses incurred in excess of certain loss thresholds. We remain obligated for amounts ceded in the event that the reinsurers do not meet their obligations under the agreements.

      We use independent actuaries to evaluate the adequacy of our unpaid loss and loss adjustment expenses. Because of the relative immaturity of our unpaid loss and loss adjustment expenses, actuarial techniques are applied that use the historical experience of our predecessor as well as industry information in the analysis of our unpaid loss and loss adjustment expenses. These techniques recognize, among other factors:

•	our claims experience and that of our predecessor;

•	the industry’s claims experience;

•	historical trends in reserving patterns and loss payments;

•	the impact of claim inflation;

•	the pending level of unpaid claims;

•	the cost of claim settlements;

•	legislative reforms affecting workers’ compensation; and

•	the environment in which insurance companies operate.

      Although many factors influence the actual cost of claims and the corresponding unpaid loss and loss adjustment expenses estimates, we do not measure and estimate values for all of these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly. This is the case for the impact on claim costs due to economic inflation, coverage interpretations and jury determinations. In most instances, we rely on historical experience or industry information to estimate values for the variables that are explicitly used in the unpaid loss and loss adjustment expenses analysis. We assume that the historical effect of these unmeasured factors, which is embedded in our experience or industry experience, is representative of future effects of these factors. Where we have reason to expect a change in the effect of one of these factors, we perform analyses to quantify the necessary adjustments. It is important to note that actual claims costs will vary from our estimate of ultimate claim costs, perhaps by substantial amounts, due to the inherent variability of the business written, the potentially significant claim settlement lags and the fact that not all events affecting future claim costs can be estimated.

      Underwriting, Acquisition and Insurance Expenses. Underwriting, acquisition and insurance expenses include the costs to acquire and maintain a policy, and are included in amortization of deferred policy acquisition costs. Underwriting expenses include, but are not limited to, commissions we pay to brokers, state premium taxes and expenses of our underwriting department.

      Other Expenses. Other expenses include corporate expenses as well as interest expense on our surplus notes.

      Loss Ratio. Loss ratio is the sum of the current accident year ratio (expressed as a percentage) of losses and loss adjustment expenses incurred, less claims service income, to premiums earned, plus the prior accident year ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned. The loss ratio generally is measured on both a gross (direct and assumed) and net (gross less ceded) basis. We use the gross loss ratio as a measure of the overall underwriting profitability of our insurance business and to assess the adequacy of our pricing. The net loss ratio is meaningful in evaluating our financial results, which are net of ceded reinsurance, as reflected in our financial statements.

      Underwriting Expense Ratio. Underwriting expense ratio is the ratio (expressed as a percentage) of net underwriting expenses, less other service income, to premiums earned, and measures a company’s operational efficiency in producing, underwriting and administering its insurance business. The underwriting expense ratio is calculated on both a gross basis (before the effect of ceded reinsurance) and a net basis (after the effect of ceded reinsurance). We evaluate our operational efficiency using the gross underwriting expense ratio because we believe it better reflects the operational efficiency of the underlying business and is a better measure of future trends than the net underwriting expense ratio.

      Combined Ratio. Combined ratio is the sum of the loss ratio and the underwriting expense ratio and measures a company’s overall underwriting profit. If the combined ratio is at or above 100%, an insurance company cannot be profitable without investment income and may not be profitable if investment income is insufficient.

      Net Premiums Written to Statutory Surplus Ratio. The net premiums written to statutory surplus ratio represents the ratio of our insurance subsidiary’s net premiums written, after reinsurance assumed and ceded, to statutory surplus. This ratio measures our exposure to pricing errors in our current book of business. The higher the ratio the greater the impact on surplus should our prices prove inadequate.

Critical Accounting Policies

      It is important to understand our accounting policies in order to understand our financial statements. Management considers some of these policies to be critical to the presentation of our financial results, since they require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the period being reported upon. Some of the estimates result from judgments that can be subjective and complex, and consequently, actual results reflected in future periods might differ from these estimates.

      The most critical accounting policies involve the reporting of unpaid loss and loss adjustment expense including losses that have occurred but were not reported to the company by the financial reporting date, the amount and recoverability of reinsurance recoverable balances, deferred policy acquisition costs, deferred taxes, goodwill, intangibles, retrospective premiums and the impairment of investments. The following should be read in conjunction with the notes to our financial statements.

      Unpaid Loss and Loss Adjustment Expenses. Unpaid loss and loss adjustment expenses represent our estimate of the expected cost of the ultimate settlement and administration of losses, based on known facts and circumstances. Included in unpaid loss and loss adjustment expenses are amounts for case-based claims, claims incurred but not yet reported (IBNR), second injury fund, allocated claim adjustment expenses and unallocated claim adjustment expenses. We use actuarial methodologies to assist us in establishing these estimates, including judgments relative to estimates of future claims severity and frequency, length of time to achieve ultimate resolution, judicial theories of liability and other third-party factors that are often beyond our control. Due to the inherent uncertainty associated with the cost of unsettled and unreported claims, the ultimate liability may differ from the original estimate. These estimates are regularly reviewed and updated and any resulting adjustments are included in the current period’s operating results. Because of the relative immaturity of our unpaid loss and loss adjustment expenses, actuarial techniques are applied that use the historical experience of our predecessor as well as industry information in the analysis of our unpaid loss and loss adjustment expense.

      Reinsurance Recoverables. Reinsurance recoverables on paid and unpaid losses represent the portion of the loss and loss adjustment expense that is ceded to, or assumed by, reinsurers. These recoverables are reported on our balance sheet separately as assets, as reinsurance does not relieve us of our legal liability to policyholders and ceding companies. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Reinsurance recoverables are determined based in part on the terms and conditions of reinsurance contracts, which could be subject to interpretations that differ from ours based on judicial theories of liability. In addition, we bear credit risk with respect to the reinsurers, which can be significant considering that some of the unpaid loss and loss adjustment expense remain outstanding for an extended period of time.

      Deferred Policy Acquisition Costs. We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to the recognition of premiums earned. The method followed in computing deferred policy acquisition costs limits the amount of these deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, anticipated losses and settlement expenses and certain other costs we expect to incur as the premium is earned. Judgments as to ultimate recoverability of these deferred costs are highly dependent upon estimated future costs associated with the premiums written.

      Deferred Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If necessary, we would establish a valuation allowance to reduce the deferred tax assets to the amounts more likely than not to be realized.

      Goodwill and Intangible Assets. Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Financial Accounting Standards Board Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

      Retrospective Premiums. Retrospective premiums for primary and reinsured risks are included in income as earned on a pro rata basis over the effective period of the respective policies. Earned premiums on retrospectively rated policies are based on the Company’s estimate of loss experience as of the measurement date. Unearned premiums are deferred and include that portion of premiums written that is applicable to the unexpired period of the policies in force and estimated adjustments of premiums on policies that have retrospective rating endorsements. As of December 31, 2003, approximately 44% of premiums written relates to retrospectively rated policies.

      Impairment of Investment Securities. Impairment of investment securities results in a charge to operations when the market value of a security declines to below our cost and is deemed to be other-than-temporary. We regularly review our fixed maturity portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process, including but not limited to the current fair value as compared to amortized cost or cost, as appropriate, of the security, the length of time the security’s fair value has been below amortized cost, our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in value and specific credit issues related to the issuer and current economic conditions. In general, we focus on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. Other-than-temporary impairment losses result in a permanent reduction of the carrying amount of the underlying investment. Significant changes in the factors considered when evaluating investments for impairment losses could result in a significant change in impairment losses reported in the financial statements.

Results of Operations

      The table below summarizes certain operating results and key measures we use in monitoring and evaluating operations, including those of our predecessor. The information is intended to assist the reader in gaining a better understanding of our results of operations, including those of our predecessor, and to summarize and supplement information contained in our financial statements.

	Company	Predecessor	Company	Predecessor

	Six Months Ended		Three Months	Nine Months
	June 30,		Ended	Ended	Year Ended December 31,
			December 31,	September 30,
	2004	2003	2003(1)	2003	2002	2001

	(Unaudited)	(Unaudited)				(Unaudited)
			($ in thousands)
Income Statement Data
Gross premiums written	$63,610	$59,667	$22,154	$70,717	$106,051	$73,194
Ceded premiums written	9,073	8,072	2,759	4,079	86,983	59,509

Net premiums written	$54,537	$51,595	$19,395	$66,638	$19,068	$13,685

Premiums earned	$24,163	$18,519	$3,134	$36,916	$17,058	$12,638
Net investment income	945	1,241	313	1,735	3,438	3,388
Net realized gains (loss) on investments	17	27	(4)	14	(4,497)	(484)
Claims service income	1,570	659	663	698	1,169	954
Other service income	595	—	561	—	—	—
Other revenue	—	1,503	35	131	—	2,500

Total revenues	27,290	21,949	4,702	39,494	17,168	18,996
Losses and loss adjustment expenses	17,969	14,403	3,024	25,395	4,992	8,464
Underwriting, acquisition and insurance expenses	6,396	1,713	1,789	6,979	3,681	3,409
Other expenses	862	241	192	408	2,187	850

Total expenses	25,227	16,357	5,005	32,782	10,860	12,723

Income (loss) before federal income taxes	2,063	5,592	(303)	6,712	6,308	6,273
Provision (benefit) for federal income taxes	742	1,525	(101)	1,996	3,018	2,676

Net income (loss)	$1,321	$4,067	$(202)	$4,716	$3,290(2)	$3,597

Selected Insurance Ratios
Current accident year loss ratio	67.9%	69.7%	75.3%	71.0%	71.3%	68.9%
Prior accident year loss ratio	—	4.6%	—	(4.1)%	(48.8)%	(9.4)%

Net loss ratio	67.9%	77.8%	75.3%	66.9%	22.5%	59.5%
Net underwriting expense ratio	24.0%	9.2%	39.2%	18.9%	21.6%	27.0%

Net combined ratio	91.9%	83.5%	114.5%	85.8%	44.1%	86.5%

Selected Balance Sheet Data				(Unaudited)
Investment securities available-for-sale, at fair market value	$72,192	$50,401	$51,881	$46,338	$55,891	$65,730
Cash and cash equivalents	24,472	46,145	5,008	52,271	30,015	10,367
Reinsurance recoverables	10,387	40,704	12,050	39,676	36,617	38,145
Reinsurance recoverables from parent	—	120,901	—	117,942	102,107	126,564

	Company	Predecessor	Company	Predecessor

	Six Months Ended		Three Months	Nine Months
	June 30,		Ended	Ended	Year Ended December 31,
			December 31,	September 30,
	2004	2003	2003(1)	2003	2002	2001

	(Unaudited)	(Unaudited)				(Unaudited)
			($ in thousands)
Prepaid reinsurance	7,608	9,116	2,340	5,037	34,672	26,680
Total assets	183,327	340,218	106,080	321,537	316,820	314,082
Unpaid loss and loss adjustment expense	39,776	161,707	29,733	161,538	153,469	166,342
Unearned premiums	54,243	55,124	18,602	40,657	47,604	34,918
Total stockholders’ equity	51,338	92,235	45,605	92,856	87,772	86,825

(1)	There was no activity for SeaBright from June 19, 2003, its date of inception, through September 30, 2003.

(2)	Net income before change in accounting principle. Our predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002. Upon adoption of SFAS No. 142 our predecessor recognized an impairment loss of $4,731,000 related to goodwill.

      Under reinsurance agreements, we have ceded, and our predecessor did cede, various amounts of risk to other insurance companies for the purpose of limiting the maximum potential loss arising from the underlying insurance risk. In addition to traditional third party reinsurance agreements, our predecessor entered into the agreements described below. While these agreements do not affect our results of operations subsequent to the Acquisition, they did affect our predecessor’s results.

      Our predecessor entered into quota share reinsurance agreements with LMC, whereby our predecessor ceded to LMC 80% of the net premiums written after external reinsurance, 80% of the net retained liabilities, after application of all external reinsurance, and 80% of underwriting expenses for all policies written by our predecessor from January 1, 1999 through December 31, 2002. The unearned premium on policies in force at December 31, 2002 was still subject, subsequent to December 31, 2002, to the terms of the quota share reinsurance treaties and was subsequently earned in 2003.

      Our predecessor also entered into excess stop loss reinsurance agreements with LMC whereby LMC reinsured the excess liability that may have accrued to our predecessor by reason of the net retained liability of our predecessor under the quota share reinsurance agreements. The agreements applied to all policies written by our predecessor from January 1, 1999 through December 31, 2002. Our predecessor was not entitled to make a claim under these agreements unless the combined ratio (loss ratio plus underwriting expense ratio) with respect to the net retained liability under the quota share reinsurance agreements exceeded 115% on a paid basis.

      Effective January 1, 1999, our predecessor entered into retroactive loss portfolio transfer reinsurance agreements with LMC. The agreements called for our predecessor to cede to LMC the net retained liability for losses for the policies and losses with dates of accident on or before December 31, 1998 and for LMC to assume from our predecessor 100% of the net retained liability relating to those losses. Simultaneous with this cession, our predecessor transferred assets representing 100% of the unpaid loss and loss adjustment expenses. Subsequent to January 1, 1999, there has been adverse development of approximately $24.4 million through December 31, 2002 on the transferred unpaid loss and loss expenses.

The deferred gains are amortized using the recovery method, which considers the actual recoveries at a particular calculation date in relation to the total estimated recoveries as of that date. The amortization (accretion) related to deferred gains of $131,000, ($1,537,000) and $2,668,000 was considered other income (expense) for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

      The results for the six months ended June 30, 2004 are the results of operations for the Company, while the results for the six months ended June 30, 2003 are the results of operations for our predecessor. Our predecessor’s results of operations before the Acquisition are generally not comparable to our results after the Acquisition, because we acquired renewal rights and not the underlying policies as of the date of the Acquisition. See “Overview.” Accordingly, we have not included an explanation of the gross changes in operating results for the six month periods ended June 30, 2004 and June 30, 2003. We believe the comparisons of trends and ratios for the six month period ended June 30, 2004 to the period ended December 31, 2003 that follow are more relevant in understanding our business.

      Gross Premiums Written. Gross premiums written were $63.6 million for the six months ended June 30, 2004 and $59.7 million for the six months ended June 30, 2003. We began writing new insurance contracts on October 1, 2003 and renewals of some existing predecessor contracts expiring after that date. Our gross premiums written of $63.6 million, or $10.6 million per month, for the six months ended June 30, 2004 represented an increase of $41.5 million as compared to our $22.2 million in gross premiums written, or $7.4 million per month, for the period ended December 31, 2003. The increase was attributable to our marketing efforts immediately following the Acquisition. Customers generally start to obtain quotes for insurance coverage several months in advance of the effective date of the coverage. Market uncertainty as to the date of the Acquisition and uncertainty as to our financial strength rating were contributing factors to the reduced volume of business in the period ended December 31, 2003 as compared to the six months ended June 30, 2004. In addition, the second quarter of the calendar year has been the largest quarter for premium writings for our predecessor followed by the fourth quarter.

      Net Premiums Written. Net premiums written were $54.5 million for the six months ended June 30, 2004 and $51.6 million for the six months ended June 30, 2003. We began writing new insurance contracts on October 1, 2003 and renewals of some existing predecessor contracts expiring after that date. Our net premiums written of $54.5 million for the six months ended June 30, 2004 was $35.1 million above our net premiums written of $19.4 million for the three months ended December 31, 2003. This increase was primarily attributable to the fact that the 2004 period consisted of six months while the 2003 period consisted of three months. The increase was also attributable to our marketing efforts immediately following the Acquisition and to market uncertainty in 2003.

      Net Premiums Earned. Net premiums earned were $24.2 million for the six months ended June 30, 2004 and $18.5 million for the six months ended June 30, 2003. We began writing new insurance contracts on October 1, 2003 and renewals of existing predecessor contracts expiring after that date. Our net premiums earned of $24.2 million for the six months ended June 30, 2004 was $21.1 million greater than our $3.1 million in net premiums earned for the three months ended December 31, 2003. We record the entire annual policy premium as unearned premium when written, but earn the premium over the life of the policy, generally twelve months. In a startup operation, net premiums earned are relatively low until the company has been writing policies for a full policy cycle and the initial difference between written and earned premiums is significant as a result of the new company’s growth rate. Because we acquired renewal rights and not policies in the Acquisition, our actual results for the three months ended December 31, 2003 do not reflect any premiums earned on any policies written prior to September 30, 2003, the date of the Acquisition. For the six months ended June 30, 2004, our premiums earned reflect premiums written on and after October 1, 2003.

      Net Investment Income. Net investment income was $0.9 million for the six months ended June 30, 2004 and $1.2 million for the six months ended June 30, 2003. Our net investment income was

$0.9 million for the six months ended June 30, 2004 compared to $0.3 million for the three months ended December 31, 2003. The increase for the June 30, 2004 period was attributable to (i) the 2004 period consisting of six months, while the 2003 period consisted of three months, (ii) higher average invested balances due to an increase in cash flow from operations and (iii) the issuance by our insurance company subsidiary of $12.0 million in surplus notes in May 2004 and our issuance of $5.2 million of convertible preferred stock in June 2004.

      Claims Service Income. Claims service income was $1.6 million for the six months ended June 30, 2004 compared to $0.7 million for the six months ended June 30, 2003. Our service income was $1.6 million for the six months ended June 30, 2004, or $262,000 per month, compared to $663,000 for the three months ended December 31, 2003, or $221,000 per month. Our claims service income results from service arrangements we have with LMC for claims processing services for the Eagle entities, for LMC as well as third party claims service agreements. Average monthly fees are increasing as a result of third party contracts beginning in 2004 and an increase in claim services for LMC policies.

      Other Service Income. Other service income was $595,000 for the six months ended June 30, 2004, or $99,200 per month, compared to $561,000 for the three months ended December 31, 2003, or $187,000 per month. Our service income results from service arrangements we have with LMC for policy administration and administrative services for the Eagle entities. Average monthly service income is declining as the volume of work required for policy administration subsides as a result of the runoff of our predecessor’s business.

      Other Revenue. While we did not have other revenue for the six months ended June 30, 2004, our predecessor had other revenue of $1.5 million for the six months ended June 30, 2003.

      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses were $18.0 million for the six months ended June 30, 2004 and $14.4 million for the six months ended June 30, 2003. Our losses and loss adjustment expenses of $18.0 million for the six months ended June 30, 2004 compared to $3.0 million for the three months ended December 31, 2003. Our loss ratio decreased from 75.3% in the three months ended December 31, 2003 to 67.9% in the six months ended June 30, 2004. Because we acquired substantially all of the workforce of our predecessor in connection with the Acquisition but none of our predecessor’s existing premiums, the costs to operate our claims department as a percentage of net premiums earned, in our initial stages of growth, are greater than they would have been had we been in existence for a full twelve months.

      Underwriting Expenses. Underwriting expenses were $6.4 million for the six months ended June 30, 2004 and $1.7 million for the six months ended June 30, 2003. Our underwriting expenses of $6.4 million for the six months ended June 30, 2004 is an increase of $4.6 million when compared to $1.8 million for the three months ended December 31, 2003. Our underwriting expense ratio for the six months ended June 30, 2004 was 24.0%, compared to 39.2% for the three months ended December 31, 2003. Because we acquired substantially all of the workforce of our predecessor in connection with the Acquisition but none of our predecessor’s existing premiums, our underwriting expenses in our initial stages of operations, as a percentage of net premiums earned, are considerably higher than they would have been had we been in existence for a full twelve months.

      Other Expenses. Other expenses were $862,000 for the six months ended June 30, 2004, compared to $241,000 for the six months ended June 30, 2003. Our other expenses were $862,000 for the six months ended June 30, 2004, compared to $192,000 for the three months ended December 31, 2003. The increase resulted primarily from the amortization of intangible assets acquired in connection with the Acquisition and expenses associated with the operations of PointSure, our non-insurance company subsidiary.

      Provision for Federal Income Taxes. The effective tax rate was 36% for the six months ended June 30, 2004, compared to 27.3% for the six months ended June 30, 2003. Our predecessor’s tax rate for 2003 was affected by the dividends received deduction and a decrease in the valuation allowance established for deferred tax assets.

      Net Income. Net income was $1.3 million for the six months ended June 30, 2004 and $4.1 million for the six months ended June 30, 2003. Our net income of $1.3 million for the six months ended June 30, 2004 compared to a loss of $0.2 million for the three months ended December 31, 2003. The improvement in our net income is the result of lower loss and underwriting expenses in relation to premiums earned in the 2004 period.

Predecessor Nine Months Ended September 30, 2003 Compared to Predecessor Year Ended December 31, 2002

      Gross Premiums Written. Our predecessor’s gross premiums written was $70.7 million for the nine months ended September 30, 2003, compared to $106.1 million in gross premiums written for the year ended December 31, 2002. Our predecessor’s average monthly gross premiums decreased 11.1% in the nine months ended September 30, 2003 compared to 2002. The decrease represents the net of the positive impact of our predecessor’s price increases averaging 16.6% for the nine months ended September 30, 2003, offset by the negative impact of our predecessor’s A.M. Best financial strength rating downgrade to B++ in December 2002.

      Net Premiums Written. Our predecessor had $66.6 million in net premiums written for the nine months ended September 30, 2003, compared to $19.1 million for the year ended December 31, 2002. Our predecessor’s average monthly net premiums written of $7.4 million for the nine months ended September 30, 2003 compared to $1.6 million in average monthly net premiums written for the year ended December 31, 2002. This increase was attributable to the termination on January 1, 2003 of our predecessor’s inter-company quota share reinsurance agreements with LMC, which required our predecessor to cede to LMC 80% of the premiums written after external reinsurance, 80% of the net retained liabilities, after application of all external reinsurance, and 80% of underwriting expenses for all policies written by our predecessor from January 1, 1999 through December 31, 2002.

      Net Premiums Earned. Our predecessor had net premiums earned of $36.9 million for the nine months ended September 30, 2003 compared to $17.1 million for the year ended December 31, 2002. Our predecessor’s average monthly net premiums earned of $4.1 million for the nine months ended September 30, 2003 compared to $1.4 million in average monthly net premiums earned for the year ended December 31, 2002. The increase was attributable to the termination on January 1, 2003 of our predecessor’s inter-company quota share reinsurance agreements with LMC. For policies incepting January 1, 2003 and thereafter, since our predecessor was no longer ceding 80% of premium to LMC, our predecessor recorded the entire annual policy premium when the premium was written, but earned the premium over the life of the policy, generally twelve months. Since net premiums earned are relatively low until a company has been writing policies for a full policy cycle, the difference between written and earned is significant in the early stages.

      Net Investment Income. Our predecessor’s net investment income was $1.7 million for the nine months ended September 30, 2003 compared to $3.4 million for the year ended December 31, 2002. The average net yield declined from 4.1% in 2002 to 1.9% for the nine months ended September 30, 2003. This decline in yield was due primarily to the realignment of our predecessor’s portfolio in 2003 from fixed income securities to more short term investments, which carry lower interest rates than fixed income securities. Cash and short-term investments made up approximately 53.3% of our predecessor’s portfolio at September 30, 2003, compared to 34.9% at December 31, 2002.

      Net Realized Gains (Losses) on Investments. Our predecessor’s realized gain on investments was $14,000 for the nine months ended September 30, 2003, compared to $4.5 million in realized losses for the year ended December 31, 2002. In 2002 our predecessor realigned its portfolio with a greater emphasis on cash and short-term investments, which resulted in approximately $0.8 million in realized losses from the sale of securities with values that had declined substantially below their cost. In addition, our predecessor adjusted the carrying value of investments in equity securities by $3.6 million for other than temporary impairments.

      Claims Service Income. Our predecessor’s claims service income was $698,000 for the nine months ended September 30, 2003, compared to approximately $1.2 million for the year ended December 31, 2002. The approximate 20% decline in average monthly service fee income resulted from a decline in claims serviced for LMC, as LMC stopped writing new business in 2003 and the existing claims inventory declined as claims were settled and closed.

      Other Income. For the nine months ended September 30, 2003, our predecessor’s other income was $131,000 as a result of the amortization of the deferred gain under the loss portfolio treaty agreements. Our predecessor had no other income for the year ended December 31, 2002.

      Unpaid Losses and Loss Adjustment Expenses. For the nine months ended September 30, 2003, the losses and loss adjustment expenses of our predecessor were $25.4 million, compared to $5.0 million for the twelve months ended December 31, 2002. The loss ratio increased from 22.5% in 2002 to 66.9% for the nine months ended September 30, 2003. During 2003, our predecessor reported favorable development of $1.5 million on prior years’ incurred losses, which was substantially below the favorable development of $8.3 million recorded in 2002.

      Underwriting, Acquisition and Insurance Expenses. For the nine months ended September 30, 2003, our predecessor’s underwriting, acquisition and insurance expenses were $7.0 million, compared to $3.7 million for the year ended December 31, 2002. The underwriting expense ratio decreased from 21.6% in 2002 to 18.9% in the 2003 period. The expenses and ratios are not comparable because of the 80% quota share reinsurance treaties with LMC, which were cancelled effective January 1, 2003 for all policies incepting after December 31, 2002. On a direct basis the expenses were $9.5 million for the nine months ended September 30, 2003 or, $1.1 million per month, compared to $17.1 million for the year ended December 31, 2002, or $1.4 per month. The decline in average monthly expenses is due to expense control initiatives instituted in 2002 plus reduced acquisition expenses in 2003 associated with declining average gross premium of $1.0 million per month in 2003 compared to 2002.

      Other Expenses. For the nine months ended September 30, 2003, our predecessor’s other expenses were $408,000, consisting primarily of operating expenses for its non-insurance company subsidiary. For the twelve months ended December 31, 2002, our predecessor’s other expenses were $2.2 million.

      Provision for Federal Income Taxes. Our predecessor’s effective tax rate was 29.7% for the nine months ended September 30, 2003, compared to 47.8% for the year ended December 31, 2002. Our predecessor’s 2003 tax rate was affected by the dividends received deduction and a decrease in the valuation allowance established for deferred tax assets. The 2002 tax rate was affected by the dividends received deduction and an increase in the valuation allowance established for deferred tax assets.

      Net Income Before Cumulative Effect of Change in Accounting Principle. Our predecessor’s net income before cumulative effect of change in accounting principle for the nine months ended September 30, 2003 was $4.7 million, compared to $3.3 million for the year ended December 31, 2002.

      Net Income (Loss). Our predecessor’s net income for the nine months ended September 30, 2003 was $4.7 million, compared to a loss of $1.4 million for the year ended December 31, 2002, due primarily to the impact of the impairment charge of $4.7 million recorded in conjunction with the adoption of SFAS No. 142, Goodwill and Other Intangibles.

Predecessor Year Ended December 31, 2002 Compared to Predecessor Year Ended December 31, 2001

      Gross Premiums Written. Gross premiums written increased $32.9 million, or 44.9%, to $106.1 million for the year ended December 31, 2002, compared to $73.2 million for the year ended December 31, 2001. This increase was due primarily to increased market penetration and price increases of 11.9%. Favorable market conditions beginning in 2001 and continuing throughout 2002 resulted in an influx of new business and enabled our predecessor to increase prices.

      Net Premiums Written. Net premiums written for the twelve months ended December 31, 2002 were $19.1 million, representing an increase of $5.4 million, or 39.3%, from the $13.7 million in net premiums written for the same period in 2001. The increase resulted from price increases and market penetration, which generated greater gross premiums written.

      Premiums Earned. Premiums earned were $17.1 million for the twelve months ended December 31, 2002, compared to $12.6 million for the same period in 2001. The increase in net premiums earned in 2002 was attributable to market penetration and price increases in 2002, which generated greater gross premiums written.

      Net Investment Income. Our predecessor’s net investment income was $3.4 million for the years ended December 31, 2002 and 2001. The yield was 4.1% in 2002 compared to 4.9% in 2001. This decline was due primarily to the realignment of our predecessor’s portfolio in 2002 from fixed income securities to cash and short-term investments, which made up 34.9% of the portfolio in 2002 compared to 13.6% in 2001.

      Net Realized Gains (Losses) on Investments. Our predecessor realized net losses of $4.5 million for the year ended December 31, 2002, compared to net losses of $484,000 for the comparable period in 2001. In 2002, our predecessor realigned its portfolio with a greater emphasis on cash and short-term investments, which resulted in approximately $0.8 million in realized losses from the sale of securities with values that had declined substantially below their cost. In addition, our predecessor adjusted the carrying value of investments in equity securities by $3.6 million for other than temporary impairments.

      Claims Service Income. Our predecessor’s claims service income was $1.2 million for the year ended December 31, 2002, compared to $1.0 million for the year ended December 31, 2001 as the volume of claims serviced by our predecessor for LMC increased.

      Other Revenue. Our predecessor had no other revenue for the year ended December 31, 2002. Under the loss portfolio transfer agreements, our predecessor utilized the recovery method for recording the deferred gain, which considers the amounts received in relation to the ultimate incurred losses and loss adjustment expenses under the agreements and applies that ratio to the total deferred gain. The amortized portion of the deferred gain is adjusted accordingly in the current period. In 2002, there was an accretion to the deferred gain, which was recorded in other expense. Our predecessor’s other revenue for the year ended December 31, 2001 was $2.5 million as a result of the amortization of the deferred gain under the loss portfolio transfer agreements.

      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses were $5.0 million for the year ended December 31, 2002, compared to $8.5 million for the year ended December 31, 2001. Net loss and loss adjustment expense ratios for 2002 and 2001 were 22.5% and 59.5%, respectively. In 2002, our predecessor reduced 2001 and prior accident year unpaid loss and loss adjustment expense levels by $8.3 million. In prior policy periods our predecessor wrote a large number of accounts with smaller average premiums than our core book of business. Due to the nature of these accounts there was an expectation that they were subject to a greater volatility of risk than our core book of business and initial unpaid loss and loss adjustment amounts were established reflecting this higher level of risk. An actuarial evaluation was performed for the 2002 and prior accident years, which concluded that the actual loss development on this business was not as great as expected. This, coupled with the more recent emphasis of writing larger, less volatile accounts using stricter underwriting standards, led management to decrease the unpaid loss and loss adjustment expenses for the prior accident years. Included in the $8.3 million reduction was $7.0 million relating to the loss portfolio transfer, which reduced our predecessor’s unpaid loss and loss adjustment expense dollar for dollar because it was not part of the quota share reinsurance treaties. As a result of the $7.0 million reduction to the unpaid loss and loss adjustment expenses under the loss portfolio treaties, our predecessor recorded an accretion to the deferred gain under the recovery method for recording the deferred gain, which considers the amounts received in relation to the ultimate incurred losses and loss adjustment expenses under the agreement and applies that ratio to the total deferred gain.

      Underwriting, Acquisition and Insurance Expenses. Our predecessor’s underwriting, acquisition and insurance expenses were $3.7 million for the year ended December 31, 2002, compared to $3.4 million for the year ended December 31, 2001. The increase in underwriting expenses in 2002 was primarily attributable to increased expenses, as our predecessor’s gross premiums written grew from $73.2 million in 2001 to $106.1 million in 2002. However, the underwriting expense ratio dropped to 21.6% in 2002 compared to 27% in 2001, as our predecessor reduced staffing and contained expense spending levels.

      Other Expenses. For the year ended December 31, 2002, our predecessor’s other expenses were $2.2 million, an increase of approximately $1.4 million over the $850,000 in other expenses for the year ended December 31, 2001. The increase was primarily attributable to the method of recording the amortization of the deferred gain under our predecessor’s loss portfolio transfer agreements with LMC. Our predecessor utilized the recovery method for recording the deferred gain, which considers the amounts received in relation to the ultimate incurred losses and loss adjustment expenses under the agreements and applies that ratio to the total deferred gain. The amortized portion of the deferred gain is adjusted accordingly in the current period.

      Provision for Federal Income Taxes. Our predecessor’s effective tax rate was 47.8% for the year ended December 31, 2002, compared to 42.7% for the year ended December 31, 2001. The 2002 tax rate was affected by the dividends received deduction and an increase in the valuation allowance established for deferred tax assets. The 2001 tax rate was affected by the dividends received deduction and the amortization of goodwill, which was not tax deductible.

      Change in Accounting Principle. Our predecessor adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually in accordance with the provisions for SFAS No. 142. An impairment loss of $4,731,000 related to goodwill was recognized upon adoption of SFAS No. 142. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 10 years. The recorded goodwill was periodically assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation as compared to the fair valve method required under SFAS No. 142.

      Net Income Before Cumulative Effect of Change in Accounting Principle. Net income before the cumulative effect of a change in accounting principle was $3.3 million for the year ended December 31, 2002, compared to $3.6 million for the same period in 2001.

Liquidity and Capital Resources

      Our principal sources of funds are underwriting operations, investment income and proceeds from sales and maturities of investments. Our primary use of funds is to pay claims and operating expenses and to purchase investments.

      Our insurance subsidiary is required by law to maintain a certain minimum level of surplus on a statutory basis. Surplus is calculated by subtracting total liabilities from total admitted assets. The National Association of Insurance Commissioners has a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of each insurer’s assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2003, the statutory surplus of our insurance subsidiary was in excess of the prescribed risk-based capital requirements that correspond to any level of regulatory action.

      SeaBright has minimal revenue and expenses. Currently there are no plans to have our insurance subsidiary or PointSure pay a dividend to SeaBright.

      Our consolidated net cash provided by operating activities for the six months ended June 30, 2004 was $15.2 million, compared to our cash flow from operations of $501,000 for the three months ended December 31, 2003. The increase is mainly attributable to increases in unearned premiums and unpaid loss and loss adjustment expense as a result of our growth.

      We used net cash of $12.9 million for investing activities for the six months ended June 30, 2004, compared to $41.2 million for the three months ended December 31, 2003. The difference is primarily attributable to the fact that we invested the net proceeds from our initial capital infusion of $30 million immediately after the Acquisition.

      For the six months ended June 30, 2004, financing activities provided cash of $5.2 million from the sale of additional convertible preferred stock on June 30, 2004.

      On May 25, 2004, our insurance subsidiary issued an aggregate principal amount of $12 million in floating rate surplus notes due 2034 to ICONS, LTD in a transaction in which Morgan Stanley & Co. Incorporated and Cochran Caronia Securities LLC acted as placement agents. Quarterly interest payments are expected to be made from cash flow from operations.

Investment Portfolio

      Our investment strategy is designed to capitalize on our strategy of generating positive cash flow from our underwriting activities. Our first priority is preservation of capital, with a secondary focus on maximizing appropriate risk adjusted return. We seek to maintain sufficient liquidity from operations, investing and financing activities to meet our anticipated insurance obligations and operating and capital expenditure needs. Our fixed-income portfolio is rated investment grade to protect invested assets. We believe that our investment portfolio is highly liquid and consists of readily marketable, investment grade fixed-income securities. Our investment portfolio is managed by an independent investment advisor that operates under investment guidelines approved by our board of directors. In addition, we employ diversification rules and balance the investment credit risk and related underwriting risks to minimize total potential exposure to any one security or business sector. Our cash and investment portfolio had a book value of $97.6 million as of June 30, 2004, and is summarized by type of investment as follows:

	Amount	Percent of Portfolio

	(Dollars in thousands)
Fixed-income:
U.S. Treasury securities and obligations of U.S. governmental agencies	$15,581	16.0%
Corporate fixed maturity securities	22,972	23.5
Mortgage pass-through securities	10,380	10.6
Asset-backed securities	3,074	3.2
Collateralized mortgage obligations	1,487	1.5
Tax-exempt municipal securities	19,634	20.1

Total fixed-income	$73,128	74.9%

Cash and cash equivalents	24,472	25.1

Total	$97,600	100.0%

      As of June 30, 2004, our fixed-income portfolio of $73.1 million represented 74.9% of the carrying value of our total of cash and investments as of June 30, 2004. Standard & Poor’s Rating Services (“Standard & Poor’s”) or Moody’s Investors Service, Inc. (“Moody’s”) rated 100% of these securities “A” or better. As of June 30, 2004, we did not own any equity securities. The following is a summary of the credit quality of our fixed-income portfolio as of June 30, 2004.

Credit Rating	Percentage

“AAA”	64%
“AA”	11
“A”	25

Total	100%

      As of June 30, 2004, our investment portfolio contained corporate fixed-income and corporate equity securities with a fair value of $22.8 million. The following is a summary of these securities by industry segment as of June 30, 2004:

Industry Segment	Percentage

Financial	62%
Consumer, non-cyclical	16
Utilities	7
Consumer, cyclical	5
Communications	6
Technology	4

Total	100%

      As of June 30, 2004, our investment portfolio contained $14.8 million of mortgage-backed, asset-backed and collateralized mortgage obligations. Of these securities, all were rated “AAA” by Standard & Poor’s or the equivalent rating by Moody’s. These securities are publicly traded and had fair values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. We had no derivative financial instruments, real estate or mortgages in the investment portfolio as of June 30, 2004.

      We regularly evaluate the investment portfolio to identify other-than-temporary impairments of individual securities. We consider many factors in determining if an other-than-temporary impairment exists, including:

•	the length of time and extent to which the fair value of the security has been less than cost;

•	the financial condition and near-term prospects of the issuer of the security; and

•	the ability and willingness to hold the security until the fair value is expected to recover.

      Accordingly, when a decline in the value of a specific investment is considered to be “other than temporary,” a provision for impairment is charged to earnings (accounted for as realized loss) and the cost basis of that investment is reduced. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other-than-temporary impairment could be material to results of operations in a future period.

      The gross unrealized losses of our investments as of June 30, 2004 are as follows:

	Aggregate	Aggregate	Fair Value as % of
	Fair Value	Unrealized Loss	Cost Basis

Fixed maturity securities with unrealized losses:
Exceeding $50,000 at June 30, 2004 and for:
Less than one year (0 issue)	—	—	—
Longer than one year (2 issues)	$5,025,045	$(237,495)	95.5%
Less than $50,000 at June 30, 2004 (76 issues)	54,073,450	(722,078)	98.7%

      As of June 30, 2004, we did not hold any securities with unrealized losses that were in excess of 20% of the security’s June 30, 2004 book value.

Contractual Obligations and Commitments

      The following table identifies our contractual obligations by payment due period as of June 30, 2004:

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(Dollars in thousands)
Long term debt obligations	$—	$—	$—	$—	$12,000
Operating and lease obligations	2,465	239	1,441	762	23

Total	$2,465	$239	$1,441	$762	$12,023

Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk and interest rate risk.

      Credit Risk. Credit Risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. We address this risk by investing in fixed-income securities which are rated “A” or higher by Standard & Poor’s. We also independently, and through our outside investment manager, monitor the financial condition of all of the issuers of fixed-income securities in the portfolio. To limit our exposure to risk we employ stringent diversification rules that limit the credit exposure to any single issuer or business sector.

      Interest Rate Risk. We had fixed-income investments with a fair value of $72.2 million at June 30, 2004 that are subject to interest rate risk. We manage the exposure to interest rate risk through a disciplined asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of the liability and capital position.

      The table below summarizes our interest rate risk. It illustrates the sensitivity of the fair value of fixed-income investments to selected hypothetical changes in interest rates as of June 30, 2004. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of our fixed-income portfolio and shareholders’ equity.

				Hypothetical
				Percentage
				Increase
				(Decrease) in
	Estimated Fair	Estimated Change		Shareholders’
Hypothetical Change in Interest Rates	Value	in Fair Value	Fair Value	Equity

	(Dollars in thousands)
200 basis point increase	$72,191,946	$5,893,912	$66,298,034	(11.5)%
100 basis point increase	72,191,946	3,045,904	69,146,042	(5.9)%
No change	72,191,946	—	72,191,946	—
100 basis point decrease	72,191,946	3,051,865	75,423,811	5.9%
200 basis point decrease	72,191,946	5,260,948	77,452,894	10.2%

BUSINESS

Overview

      We are a specialty provider of multi-jurisdictional workers’ compensation insurance. We are domiciled in Illinois, commercially domiciled in California and headquartered in Seattle, Washington. We are licensed in 42 states and the District of Columbia to write workers’ compensation insurance. Traditional providers of workers’ compensation insurance provide coverage to employers under one or more state workers’ compensation laws, which prescribe benefits that employers are obligated to provide to their employees who are injured arising out of or in the course of employment. We focus on employers with complex workers’ compensation exposures, and provide coverage under multiple state and federal acts, applicable common law or negotiated agreements. We also provide traditional state act coverage in markets we believe are underserved. Our workers’ compensation policies are issued to employers who also pay the premiums. The policies provide payments to covered, injured employees of the policyholder for, among other things, temporary or permanent disability benefits, death benefits and medical and hospital expenses. The benefits payable and the duration of such benefits are set by statute, and vary by jurisdiction and with the nature and severity of the injury or disease and the wages, occupation and age of the employee.

Competitive Strengths

      We believe we enjoy the following competitive strengths:

•	Niche Product Offering. Our specialized workers’ compensation insurance products in maritime, alternative dispute resolution and selected state act markets enable us to address the needs of an underserved market. Our management team and staff have extensive experience serving the specific and complex needs of these customers.

•	Specialized Underwriting Expertise. We identify individual risks with complex workers’ compensation needs, such as multi-jurisdictional coverage, and negotiate customized coverage plans to meet those needs. Our underwriters average over 15 years of experience underwriting workers’ compensation coverage. Our specialized underwriting expertise enables us to align our interests with those of our insureds by encouraging the insured to bear a portion of the losses sustained under the policy. Approximately 41% of our gross premiums written for the six months ended June 30, 2004 came from such arrangements. We have achieved a loss ratio of 68% for the six months ended June 30, 2004.

•	Focus on Larger Accounts. We target a relatively small number of larger, more safety-conscious employers within our niche markets. We have approximately 185 customers, with an average estimated annual premium size of approximately $445,000 at June 30, 2004. We believe this focus, together with our specialized underwriting expertise, increases the profitability of our book of business primarily because the more extensive loss history of larger customers enables us to better predict future losses, allowing us to price our policies more accurately. In addition, larger customers tend to purchase policies whose premium varies based on loss experience, and therefore have aligned interests with us. Our focus on larger accounts also enables us to provide individualized attention to our customers, which we believe leads to higher satisfaction and long-term loyalty.

•	Proactive Loss Control and Claims Management. We consult with employers on workplace safety, accident and illness prevention and safety awareness training. We also offer employers medical and disability management tools that help injured employees return to work more quickly. These tools include access to a national network of physicians, case management nurses and a national discounted pharmacy benefit program. Our chief medical officer, Marc B. Miller, M.D., assists our policyholders and our claims staff in achieving the best possible medical outcome while strategically managing our medical costs. Our strong focus on proven claims management practices helps to minimize attorney involvement and to expedite the settlement of valid claims. In addition, our branch office network affords us extensive local knowledge of claims and legal environments, further enhancing our ability to achieve favorable results on claims. Our claims managers and claims examiners are highly experienced, with an average of 20 years in the workers’ compensation insurance industry.

•	Established Book of Business without Associated Liabilities. In the Acquisition, we acquired renewal rights with respect to polices written by the Eagle entities; we did not acquire any in-force Eagle policies or historical liabilities associated with those policies. Although we did not write our first policy until October 2003, we have been able to create an established book of business comprised primarily of policies with customers with whom we have long-standing relationships and with operations and claims histories that we know well. We believe this knowledge has allowed us to more appropriately price our policies.

•	Experienced Management Team. The members of our senior management team, consisting of John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Richard W. Seelinger, Marc B. Miller, M.D. and Jeffrey C. Wanamaker, average over 25 years of insurance industry experience, and over 19 years of workers’ compensation insurance experience.

•	Strong Distribution Network. We market our products through independent brokers and through PointSure, our in-house wholesale broker and third party administrator. This two-tiered distribution system provides us with flexibility in originating premiums and managing our commission expense. PointSure produced approximately 25% of our gross premiums written and 19% of our customers in the six months ended June 30, 2004. We are highly selective in establishing relationships with independent brokers. There were approximately 80 independent brokers appointed by Eagle at September 30, 2003, but only 63 independent brokers were appointed by us at June 30, 2004. In addition, we negotiate commissions for the placement of all risks that we underwrite, either through independent brokers or through PointSure. For the six months ended June 30, 2004, our ratio of commissions to net premiums earned was 5.0%.

Strategy

      We plan to pursue profitable growth and favorable returns on equity through the following strategies:

•	Expand Business in Core Markets. We wrote approximately 53% of our gross premiums in California, 30% in Hawaii, Washington and Alaska and 12% in Pennsylvania, Texas and Louisiana for the six months ended June 30, 2004. We believe that the proceeds from this offering will provide us with the additional capital that we need to increase the amount of insurance business that we are able to write in these and other markets. We believe that our product offerings, together with our specialized underwriting expertise and niche market focus, will position us to increase our market share of the business that we write in our core and other target markets.

•	Expand Territorially. We wrote approximately 83% of our gross premiums for the first six months of 2004 in the top four states where we do business. We believe that our insurance products and services offer the potential for strong demand beyond these states. We believe our experience with maritime coverage issues in the states in which we now operate can be readily applied to other areas of the country that we do not now serve, and ten other states in addition to California have enabling legislation for collectively bargained alternative dispute resolution that is similar to the ADR legislation in California. We plan to expand our business by writing premiums in several of the 42 states where we are licensed but do not currently write business, particularly in the Great Lakes and the East Coast regions.

•	Generate Fee and Commission Income. We intend to expand our ability to generate non-risk bearing fee and commission income by utilizing the expertise of our in-house wholesale broker and third party administrator, PointSure, to serve additional insurance companies.

•	Focus on Profitability. We intend to continue our focus on underwriting discipline and profitability. We plan to do so by selecting risks prudently, by pricing our products appropriately and by focusing on larger accounts in our target markets.

•	Continue Making Technological Improvements. Our in-house technology department has developed effective, proprietary analytical tools that we believe significantly enhance our ability to write profitable business and cost-effectively administer claims. In addition, these tools also allow for seamless connectivity with our branch offices. We intend to continue making investments in advanced and reliable technological infrastructure. Our technology is scalable and can be modified at minimal cost to accommodate our growth.

Industry Background

Overview

      Workers’ compensation is a statutory system under which an employer is required to pay for its employees’ medical, disability, vocational rehabilitation, and death benefits costs for work-related injuries or illnesses. Most employers comply with this requirement by purchasing workers’ compensation insurance. The principal concept underlying workers’ compensation laws is that an employee injured in the course of his or her employment has only the legal remedies available under workers’ compensation law and does not have any other recourse against his or her employer. Generally, workers are covered for injuries that occur in the course and within the scope of their employment. An employer’s obligation to pay workers’ compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or wrongdoings of another person, including the employee.

      Workers’ compensation insurance policies generally provide that the carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers’ compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment and specifies the options in selecting healthcare providers available to the injured employee or the employer. Coverage under the USL&H Act is similar to the state statutory system, but is administered on a federal level by the U.S. Department of Labor. This coverage is required for maritime employers with employees working on or near the waterfront in coastal areas of the United States and its inland waterways. As benefits under the USL&H Act are generally more generous than in the individual state systems, the rates charged for this coverage are higher than those charged for comparable land-based employment. These state and federal laws generally require two types of benefits for injured employees: (1) medical benefits, which include expenses related to diagnosis and treatment of the injury, as well as any required rehabilitation and (2) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers’ compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure. The employers may purchase workers’ compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insurance fund (an entity that allows employers to obtain workers’ compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund).

      Workers’ compensation was the fourth-largest property and casualty insurance line in the U.S. in 2002, according to Fitch. The workers’ compensation industry is estimated to have written over $42 billion in premium for 2003, which accounted for approximately 10% of the estimated $406 billion in net premiums written for the property and casualty industry in 2003, according to NCCI. Premium volume in the workers’ compensation industry was up 13% in 2003 from 2002 while the entire property and casualty industry experienced a 10% increase in net premiums written in 2003 compared to 2002, according to NCCI.

      We provide workers’ compensation coverage to employees who work on land, on shore and on navigable waters. As a specialty workers’ compensation insurer, we focus primarily on three distinct types of policy coverages: maritime, state act, and alternative dispute resolution. We believe the niches in which we operate account for approximately 20% of the total workers’ compensation market, or $8.4 billion in net premiums written in 2003. We estimate that $1.3 billion of these premiums come from the maritime market, $3.9 billion from the ADR market and $3.2 billion from our targeted states in the state act workers’ compensation market. We believe that the basis of competition in the maritime and ADR lines is focused more on service and availability than price. These lines require highly specific coverage terms and claims management.

Industry Developments

      We believe the workers’ compensation sector is currently recovering from a period of dislocation characterized by deteriorating operating profitability caused primarily by rising medical claim costs, rising indemnity claim costs, and poor investment performance. We believe that the severe market dislocation has resulted in considerable increases in pricing and conditions that are significantly more favorable for us.

      During the period from 1994 to 2001, we believe that rising loss costs, despite declines in loss frequency, severely eroded underwriting profitability in the workers’ compensation insurance industry. According to Fitch, the workers’ compensation industry’s accident year combined ratios rose from 95% in 1993 to a high of 137% in 1999. In addition, NCCI estimated that workers’ compensation unpaid loss and loss adjustment expense for private carriers were deficient by $15 billion at year-end 2003, which are significantly up from just $1 billion in 1994, yet down from a high of $21 billion in 2001.

      Rising Medical Claim Costs. Workers’ compensation medical claims costs have risen approximately 128% over the ten years ending 2003, according to NCCI, driven in part by increased utilization and prescription drug costs.

      Rising Indemnity Claim Costs. Indemnity claim costs, which include wage replacement, have followed a similar trend, according to NCCI, which estimates that such costs have risen 85% for the ten years ending 2003.

      Poor Investment Performance. Unfavorable investment conditions have also adversely affected workers’ compensation industry returns. Due to the “long tail” nature of workers’ compensation claims, which refers to the length of time required to resolve claims, workers’ compensation insurers carry substantial unpaid loss and loss adjustment expense. Therefore, the investment performance of the investments funded with these amounts is a critical part of a carrier’s business model. The ratio of investment gain on insurance transactions (including investment income, realized capital gains and other income) to premium for private carriers has declined from a high of 21.3% in 1998 to 10.8% in 2002, according to NCCI. However, workers’ compensation investment returns are estimated to increase to 13.0% for 2003, which is the same rate of return experienced in 1990, according to NCCI.

      Reduction in Market Capacity. We believe that rising loss costs and low investment returns in recent years have led to poor operating results and have caused some workers’ compensation insurers to suffer severe capital impairment. These conditions have forced some insurers to withdraw from the marketplace and enter insolvency proceedings, precipitating a reduction in market capacity. Notwithstanding this reduction in market capacity, workers’ compensation premium volume has shown steady growth, increasing from $25.0 billion in 1999 to an estimated $42.1 billion in 2003, a 59% increase, driven mainly by rate increases.

      California Market. We believe the California workers’ compensation market has experienced even greater dislocation than the United States workers’ compensation market. California is the largest workers’ compensation insurance market in the United States. In 2003, California accounted for an estimated $15 billion written premium (net of deductible) according to the Workers’ Compensation Insurance Rating Bureau of California (“WCIRB”), or approximately 30%, of the entire U.S. workers’ compensation market.

      Since 1995, when California imposed an open rating system where carriers set their own rates, California’s workers’ compensation market has been characterized by severe price competition. Carriers began reducing rates in order to increase their market share. Workers’ compensation rates in California declined approximately 59% from 1993 to 1998, but rose 32% from 1998 to 2001, according to the WCIRB. Lower rates together with increases in medical and indemnity claim costs severely eroded underwriting profitability as accident year combined ratios increased from 85% in 1993 to 177% in 1999, when the ratios began to steadily decrease to 94% in 2003.

      We believe the deterioration in underwriting profitability triggered a reduction in market capacity. Carriers responsible for 30% of the California market in 1995 are under Department of Insurance supervision or have ceased writing business in California. As market capacity has declined, the State Compensation Insurance Fund (“SCIF”), traditionally practicing an “insurer of last resort” operating approach in California, has become the dominant provider in the workers’ compensation market. By 2003, SCIF’s market share had climbed to more than 50%, up from its average of approximately 20% from 1994 through 1999. As SCIF has grown in market share, its net premium written to surplus ratio has risen to levels that have prompted the California Department of Insurance to question SCIF’s stability, from a low 0.6x in 1996 to nearly 3.7x in 2003.

Industry Outlook

      We believe the dislocation experienced in the workers’ compensation industry over the past decade has created significant opportunity for workers’ compensation insurers to increase the amount of business that they write. 2002 marked the first year in five years that private carriers in the property and casualty industry experienced an increase in annual after-tax returns on surplus, including capital gains, according to NCCI. Workers’ compensation industry calendar year combined ratios declined for the first time in seven years, falling from 122% in 2001 (with 1.9% attributable to the September 11, 2001 terrorist attacks) to 111% in 2002 and an estimated 108% in 2003 as the rate of increase in medical and indemnity claim costs slowed. Medical claim costs increased 9% in 2003 from 2002, compared to increases of 12% and 11% in 2001 and 2002, respectively; indemnity claim costs increased 4.5% in 2003 from 2002, compared to 7.3% and 6.0% in 2001 and 2002, respectively. We believe that opportunities remain for us to provide needed underwriting capacity at attractive rates and upon terms and conditions more favorable to insurers than in the past.

Customers

      We currently provide workers’ compensation insurance to the following types of customers:

•	Maritime employers with complex coverage needs over land, shore and navigable waters. This involves underwriting liability exposures subject to various state and federal statutes and applicable maritime common law. Our customers in this market are engaged primarily in ship building and repair, pier and marine construction and stevedoring.

•	Employers, particularly in the construction industry in California, who are party to collectively bargained workers’ compensation agreements that provide for settlement of claims out of court in a negotiated process.

•	Employers who are obligated to pay insurance benefits specifically under state workers’ compensation laws. We primarily target employers in states that we believe are underserved, such as California, Hawaii and Alaska.

      Maritime Customers. Providing workers’ compensation insurance to maritime customers with multi-jurisdictional liability exposures was the core of the Eagle entities’ business from its inception almost 20 years ago and remains a key component of our business today. We are authorized by the U.S. Department of Labor to write maritime coverage under the USL&H Act in all federal districts, and believe we are one of the most capable underwriters in this niche in the United States. The USL&H Act is a federal law that allows for compensation to “longshoremen” employees if an injury or death occurs upon navigable waters in the United States, including any adjoining pier, wharf, dry dock, terminal, building-way, marine railway or other adjoining area customarily used by an employer in loading, unloading, repairing, dismantling or building a vessel. We also write maritime employers’ liability coverage under the Jones Act. The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with a remedy against their employer for injuries arising from negligent acts of the employer or co-workers during the course of employment on a ship or vessel.

      The availability of maritime coverage has declined in recent years due to several factors, including market tightening and insolvency of insurers providing this type of insurance. Offshore mutual organizations have increasingly become the default mechanism for insuring exposures for maritime employers due to the withdrawal of several traditional insurance carriers from this market segment. Maritime employers that obtain coverage through offshore mutual organizations are not able to rely on the financial security of a rated domestic insurance carrier. Accordingly, these employers are exposed to joint-and-several liability along with other members of the mutual organization. We offer maritime employers cost-competitive insurance coverage for liabilities under various state and federal statutes and applicable maritime common law without the uncertain financial exposure associated with joint-and-several liability. We believe we have very few competitors who focus on maritime employers with multi-jurisdictional liability exposures.

      We also provide coverage for exposures under The Outer Continental Shelf Lands Act (the “OCSLA”). The OCSLA is a federal workers’ compensation act that also provides access to the benefits defined in the USL&H Act for maritime employers with employees working on an off-shore drilling platform on the Outer Continental Shelf.

      In the first six months of 2004, we received approximately 38% of our gross premiums written from our maritime customers. We define a maritime customer as a customer whose total workers’ compensation exposure consists of at least 10% of maritime exposure. Not all of the gross premiums written from our maritime customers are for maritime exposures. For the six months ended June 30, 2004, approximately 70% of our gross premiums written for maritime customers were for maritime exposures. Our experience writing maritime coverage attracts maritime customers for whom we can also write state act and ADR coverage.

      Employers Party to Collectively Bargained Workers’ Compensation Agreements. We also provide workers’ compensation coverage for employers, particularly in the construction industry in California, who are party to collectively bargained workers’ compensation agreements with trade unions, also known as alternative dispute resolution, or ADR, programs. These programs use arbitration instead of litigation to resolve disputes out of court in a negotiated process. Alternative dispute resolution insurance programs in California were made possible by legislation passed in 1993 and expanded by legislation passed in 2003. In 2003, these alternative dispute resolution programs became available to all unionized employees in California, where previously they were available only to unionized employees in the construction industry. Eleven states in addition to California have enabling legislation allowing for the creation of alternative dispute resolution insurance programs.

      The primary objectives of an alternative dispute resolution program are to reduce litigation costs, improve the quality of medical care, improve the delivery of benefits, promote safety and increase the productivity of union workers by reducing workers’ compensation costs. The ADR process is generally handled by an ombudsman, who is typically experienced in the workers’ compensation system. The ombudsman gathers the facts and evidence in a dispute and attempts to use his or her experience to resolve the dispute among the employer, employee and insurance carrier. If the ombudsman is unable to resolve the dispute, the case goes to mediation or arbitration.

      Alternative dispute resolution programs have had many positive effects on the California workers’ compensation process. For example, a 2003 study conducted by the California Workers’ Compensation Institute revealed that attorney involvement decreased by 36% for claims handled under ADR programs as opposed to claims handled under California’s statutory workers’ compensation system. In addition, our own studies have revealed that the average lifespan of a claim is reduced by 58% for claims handled under an ADR program. The average lifespan of a claim is a key measure of the likely cost of the claim. We are one of the few insurance companies that offers this product in the markets that we serve.

      In the first six months of 2004, we received approximately 38% of our gross premiums written from customers who participate in alternative dispute resolution programs. We define an ADR customer as any customer who pays us a premium for providing the customer with insurance coverage in connection with an ADR program. Not all of the gross premiums written from our ADR customers are for ADR exposures. For the six months ended June 30, 2004, approximately 67% of our gross premiums written for ADR customers were for ADR exposures. Our experience writing ADR coverage attracts ADR customers for whom we can also write state act and maritime coverage.

      State Act Customers. We also provide workers’ compensation insurance to other employers who are obligated to pay benefits to employees under state workers’ compensation laws. We provide this coverage primarily for customers in the states of California, Hawaii and Alaska. We provide coverage under state statutes that prescribe the benefits that employers are required to provide to their employees who may be injured in the course of their employment. Our policies are issued to employers. The policies provide payments to covered, injured employees of the policyholder for, among other things, temporary or permanent disability benefits, death benefits, medical benefits and hospital expenses. The benefits payable and the duration of these benefits are set by statute and vary by state and with the nature and severity of the injury or disease and the wages, occupation and age of the employee. We are one of a few insurance carriers that have a local claim office in Alaska and Hawaii and, as such, we do not need to rely on third party administrators (“TPAs”) in these two markets.

      In the first six months of 2004, we received approximately 24% of our gross premiums written from state act customers. We define a state act customer as a customer whose state act exposure arises only under state workers’ compensation laws.

Distribution

      We distribute our products primarily by identifying independent brokers with well-established maritime or construction expertise. We currently have a network of approximately 60 insurance brokers. We do not employ sales representatives or use third-party managing general agents. The licensed insurance brokers with whom we contract are compensated by a commission set as a percentage of premiums. Our standard broker agreement does not contain a commission schedule because all commissions are specifically negotiated as part of our underwriting process. Our average commission rate for the six months ended June 30, 2004 was 5.64%. For the six months ended June 30, 2004, the accounts for 11 of our customers were written with no commissions, constituting 17.6% of our gross premiums written for that period. The brokers do not have authority to underwrite or bind coverage on our behalf, and they are contractually bound by our broker agreement.

      We also distribute our products through PointSure, our licensed in-house underwriting agency, wholesale broker and third-party administrator. PointSure is a wholly-owned subsidiary of SeaBright. PointSure has approximately 320 sub-producer agreements as of September 1, 2004 and is authorized to act as an agent under firm licenses or licenses held by one of its officers in 47 states. In addition to enhancing our distribution process by providing us with the flexibility to avoid the costly and time consuming process of appointing brokers, PointSure serves as a cost-effective source of business production for us and conducts product research and development for us.

      PointSure acts in a variety of capacities for us and for third parties. PointSure provides marketing, sales, underwriting, distribution and policy administration services for SeaBright Insurance Company to non-appointed brokers. PointSure also serves as the program administrator for SeaBright Insurance Company in its capacity as the current servicing carrier for the maritime assigned risk plan for the State of Washington. For the six months ended June 30, 2004, approximately 17% of PointSure’s total revenue was derived from fees associated with the operation and administration of this plan. In addition, PointSure performs services for third parties unaffiliated with us. For example, PointSure acts as a third party claims administrator for self-insured employers and as a wholesale insurance broker for non-affiliated companies. For services provided to us, PointSure receives flat fees as opposed to commissions, and these fees are dependent on the type of business produced. PointSure accounted for approximately 25% of our gross premiums written and approximately 19% of our customers for the six months ended June 30, 2004.

      SeaBright Insurance Company and PointSure have entered into an administrative services agreement pursuant to which PointSure provides insurance services with respect to the servicing of insurance policies written by SeaBright Insurance Company, including underwriting services, collection of premium services, endorsement services, cancellation services and marketing services. All services provided by PointSure under the agreement are subject to the ultimate review and control of the board of directors of SeaBright Insurance Company. In exchange for the services it provides under the Agreement, PointSure is entitled to receive fees equal to (1) 7.5% of direct premiums produced for business written and serviced by PointSure, (2) 2.5% of the estimated annual premium for underwriting support for business written by SeaBright Insurance Company and (3) 1.75% of the estimated annual premium for the marketing and management of alternative dispute resolution programs. However, with respect to services rendered in connection with the Washington USL&H Act assigned risk plan, PointSure is entitled to receive 15% of direct premiums written. We have received regulatory approval for the administrative services agreement by the Illinois Department of Financial and Professional Regulation, Division of Insurance, effective retroactively to October 1, 2003, and we are awaiting final regulatory approval for the agreement by the California Department of Insurance.

      The following table provides the geographic distribution of our risks insured as represented by gross premiums written by product for the six months ended June 30, 2004.

	Gross Premiums Written

		Alternative
		Dispute			Percent of
State	Maritime	Resolution	State Act	Total	Total

Alaska	$1,599,979	$—	$6,342,667	$7,942,646	13.0%
Alabama	2,538	—	1,045	3,583	*
Arizona	—	—	141,003	141,003	*
California	3,961,990	15,861,001	12,677,080	32,500,071	53.3
Colorado	—	—	62,558	62,558	*
Florida	183,355	—	404,731	588,086	1.0
Hawaii	1,776,010	—	4,882,761	6,658,771	10.9
Illinois	—	—	807	807	*
Louisiana	979,889	—	(174,063)	805,826	1.3
Mississippi	250	—	—	250	*
New Jersey	346,738	—	471,470	818,208	1.3
Nevada	—	—	902,079	902,079	1.5
Oregon	339,403	—	98,780	438,183	1.0
Pennsylvania	3,113,240	—	528,774	3,642,014	6.0
South Carolina	—	—	7,864	7,864	*
Texas	445,149	—	2,088,220	2,533,369	4.2
Utah	—	—	32,706	32,706	*
Washington	3,890,961	—	—	3,890,961	6.4

Total Gross Premiums Written	$16,639,502	$15,861,001	$28,468,482	$60,968,985

Percent of Total	27.3%	26.0%	46.7%

* Represents less than 1% of total.

Underwriting

      We focus primarily on accounts with minimum annual premium in excess of $125,000. As of June 30, 2004, we had approximately 185 customers, with an average estimated annual premium size of approximately $445,000, and we wrote gross premiums of approximately $63.6 million for the six months ended June 30, 2004. Our largest customer accounted for approximately $4.5 million in annual premiums written, and our largest ten customers accounted for approximately 38% of our gross premiums written for the six months ended June 30, 2004. We have underwriting offices in Seattle, Washington; Orange, California; Anchorage, Alaska; and Houston, Texas.

      We underwrite business on a guaranteed-cost basis and we also underwrite loss sensitive plans that make use of retrospective-rating plans and deductible plans. Guaranteed cost plans allow for fixed premium rates for the term of the insurance policy. Although the premium rates are fixed, the final premium on a guaranteed cost plan will vary based on the difference between the estimated annual payroll at the time the policy is issued and the final audited payroll of the customer after the policy expires. Loss sensitive plans, on the other hand, provide for a variable premium rate for the policy term. The variable rate is based on the customer’s actual loss experience during the policy period, subject to a minimum and maximum rate. The final premium for the policy may not be known for five to seven years after the expiration of the policy, because the premium is re-calculated in 12-month intervals following the expiration of the policy to reflect development on reported claims. Our loss sensitive plans allow our customers to choose to actively manage their insurance premium costs by sharing risk with us. For the six months ending June 30, 2004, approximately 59% of our gross premiums written come from customers on guaranteed cost plans, with the remaining 41% of our gross premiums written coming from customers on loss sensitive plans.

      As opposed to using a class underwriting approach, which targets specific classes of business or industries and where the acceptability of a risk is determined by the entire class or industry, our underwriting strategy is to identify and target individual risks and specialized workers’ compensation needs. We negotiate individual coverage plans to meet those needs with competitive pricing and supportive underwriting, risk management and service. Our underwriting is tailored to each individual risk, and involves a financial evaluation, loss exposure analysis and review of management control and involvement. Each account that we underwrite is evaluated for its acceptability, coverage, pricing and program design. We do not underwrite books or blocks of business. We make significant use of risk sharing (or loss sensitive) plans to align our interests with those of the insured. Our underwriting department monitors the performance of each account throughout the coverage period, and upon renewal, the profitability of each account is reviewed and integrated into the terms and conditions of coverage going forward.

      The underwriting of each piece of business begins with the selection process. All of our underwriting submissions are initially sent to the local underwriting office based on the location of the producer. Our underwriting professionals screen each submission to ensure that the potential customer is a maritime employer, an employer involved in a alternative dispute resolution program, or another employer governed by a state workers’ compensation act with a record of successfully controlling higher hazard workers’ compensation exposures. The submission must generate a minimum premium size and must not involve prohibited operations. We deem diving, ship breaking, employee leasing and asbestos and lead abatement to be prohibited operations that we generally do not insure. Once a submission passes the initial clearance hurdle, members of our loss control and underwriting departments jointly determine whether to ultimately accept the account. If our underwriting department preliminarily determines to accept the account, our loss control department conducts a prospect survey. We require a positive loss control survey before any piece of new business is bound, unless otherwise approved by our underwriting department management. Our loss control consultants independently verify the evaluations of the underwriting department and meet with our underwriting department management to confirm the decision to accept the account.

      To determine the premium on a particular account, we use a proprietary loss-rating model developed by our actuaries. We compare the loss history of each customer to the expected losses underlying the rates in each state and jurisdiction. Our loss projections are based on comparing actual losses to expected losses. We estimate the annual premium by adding our expenses and profit to the loss projection selected by our underwriters. This process helps to ensure that the premiums we charge are adequate for the risk insured.

      Our underwriting department is managed by experienced underwriters who specialize in maritime and construction exposures. As of June 30, 2004, we had a total of 20 employees in our underwriting department, consisting of 13 underwriting professionals and 7 support-level staff members. The average length of underwriting experience of our current underwriting professionals exceeds 15 years. We use audits and “authority letters” to help ensure the quality of our underwriting decisions. Our authority letters set forth the underwriting authority for each individual underwriting staff member based on their level of experience and demonstrated knowledge of the product and market. We also maintain a table of underwriting authority controls in our custom-built quote and issue system that is designed to prevent the release of quotes that are outside an underwriter’s authority. These controls compare the underwriter’s authority for premium size, commission level, pricing deviation, plan design and coverage jurisdiction to the terms that are being proposed for the specific policyholder. This system prevents the release of final insurance proposals that are outside an underwriter’s authority without appropriate review and confirmation from our senior underwriting personnel, allowing our senior underwriting personnel to mentor and manage the individual performance of our underwriters and to monitor the selection of new accounts.

Loss Control

      We place a strong emphasis on our loss control function as an integral part of the underwriting process as well as a competitive differentiator. Our loss control department delivers risk level evaluations to our underwriters with respect to the degree of an employer’s management commitment to safety and acts as a resource for our customers to effectively support the promotion of a safe workplace. Our loss control staff has extensive experience developed from years of servicing the maritime and construction industries. Our loss control staff consists of six employees as of September 1, 2004, each averaging over 23 years of experience in the industry and 11 years of experience with us. We believe that this experience benefits us by allowing us to serve our customers more efficiently and effectively. Specifically, our loss control staff grades each prospective customer’s safety program elements and key loss control measures, supported with explanations in an internal report to the appropriate underwriter. Our loss control staff prepares risk improvement recommendations as applicable and provides a loss control opinion of risk with supporting comments. Our loss control staff also prepares a customized loss control service plan for each policyholder based upon identified servicing needs.

      Our loss control staff works closely with Marc B. Miller, M.D., our chief medical officer who joined us in August 2004, to assist our customers in developing tailored medical cost management strategies. We believe that by analyzing our loss data, our medical management needs and the current legal and regulatory environment, our chief medical officer helps us reduce our payments for medical costs and improve the delivery of medical care to our policyholders’ employees.

      Our loss control staff conducts large loss investigation visits on site for traumatic or fatal incidents whenever possible. Our loss control staff also conducts a comprehensive re-evaluation visit prior to the expiration of a policy term to assist the underwriter in making decisions on coverage renewal.

      We have loss control staff located in Seattle, Washington; Orange, California; Houston, Texas; and Baton Rouge, Louisiana. A network of independent consultants provides supplemental loss control service support in Alaska, Hawaii, California, Washington, Pennsylvania and Florida.

Pricing

      We use a loss-rating approach when pricing our products. Our underwriting department determines expected ultimate losses for each of our prospective accounts and renewals using a proprietary loss-rating model developed by actuaries. This loss-rating model projects expected losses for future policy periods by weighing expected losses underlying specific workers’ compensation class codes against our customer’s historical payroll and loss information. Our underwriting department uses these projections to produce an expected loss amount for each account. This loss amount provides the foundation for developing overall pricing terms for the account. After the ultimate expected losses are calculated, our underwriting department determines the appropriate premium for the risk after adding specific expense elements to the expected loss amount, including loss control expenses, commissions, reinsurance cost, taxes and underwriting margins.

      We also own a proprietary pricing model developed completely in-house that we use to calculate insurance terms for our loss sensitive plans. This program uses industry-published excess loss factors and tables of insurance charges, as well as company-specific expenses, to calculate the appropriate pricing terms. As discussed above in “— Underwriting,” our loss sensitive plans align our interests with our customers’ interests by providing our customers with the opportunity to earn a premium that would otherwise be higher than under a guaranteed cost plan if they are able to keep their losses below an expected level. The premiums for our retrospective rating loss sensitive plans are reflective of the customer’s loss experience because, beginning six months after the expiration of the relevant insurance policy, and annually thereafter, we recalculate the premium payable during the policy term based on the current value of the known losses that occurred during the policy term. Because of the long duration of our loss sensitive plans, there is a risk that the customer will fail to pay the additional premium. Accordingly, we obtain collateral in the form of letters of credit to mitigate credit risk associated with our loss sensitive plans.

      We monitor the overall price adequacy of all new and renewal policies using a weekly price monitoring report. For 2001, 2002 and the nine months ended September 30, 2003, the Eagle entities achieved renewal rate increases of 12.6%, 13.8% and 16.5%, respectively. For the three months ended December 31, 2003 and the six months ended June 30, 2004, SeaBright’s renewal rate increases were 12% and 1.7%, respectively. We cannot assure that these trends will continue, or that these rate increases can be sustained.

Claims

      We believe we are particularly well qualified to handle multi-jurisdictional workers’ compensation claims. Our claims operation is organized around our unique product mix and customer needs. We believe that we can achieve quality claims outcomes because of our niche market focus, our local market knowledge and our superior claims handling practices. We have claims staff located in Seattle, Washington; Orange, California; Anchorage, Alaska; Honolulu, Hawaii; and Houston, Texas. We also maintain resident claim examiners in San Diego, California and Western Washington to better serve our client base.

      Our maritime claims are handled in our Seattle office. Upon completion of a thorough investigation, our maritime claims staff is able to promptly determine the appropriate jurisdiction for the claim and initiate benefit payments to the injured worker. We believe our ability to handle both USL&H Act and Jones Act claims in one integrated process results in reduced legal costs for our customers and improved benefit delivery to injured workers.

      Claims for our alternative dispute resolution product are handled in our Orange, California office. By centralizing these claims in one location, we have developed tailored claim handling processes, systems and procedures. We believe this claims centralization also results in enhanced focus and improved claims execution.

      Claims for our state act products are handled in our regional claims offices located in Anchorage, Alaska; Honolulu, Hawaii; Orange, California; and Houston, Texas. We believe in maintaining a local market presence for our claims handling process. Our regional claims staff has developed a thorough knowledge of the local medical and legal community, enabling them to make more informed claims handling decisions.

      We seek to maintain an effective claims management strategy through the application of sound claims handling practices. We are devoted to maintaining a quality, professional staff with a high level of technical proficiency. We practice a team approach to claims management, seeking to distribute each claim to the most appropriate level of technical expertise in order to obtain the best possible outcome. Our claims examiners are supported by claims assistants, at a ratio of approximately one claims assistant for every two claims examiners. Claims assistants perform a variety of routine tasks to assist our claims examiners. This support enables our claims examiners to focus on the more complex tasks associated with our unique products, including analyzing jurisdictional issues; investigating, negotiating and settling claims; considering causal connection issues; and managing the medical, disability, litigation and benefit delivery aspects of the claims process. We believe that it is critical for our claims professionals to have regular customer contact, to develop relationships with owners and risk management personnel of the maritime employer and to be familiar with the activities of the employer.

      Having a highly experienced claims staff with manageable work loads is an integral part of our business model. Our claims staff is experienced in the markets in which we compete. As of June 30, 2004, we had a total of 35 employees in our claims department, including 23 claims managers, examiners and representatives and 12 support-level staff members. Our claims managers and examiners average 20 years of experience in the workers’ compensation insurance industry, and our claims managers and examiners focusing on maritime claims average 17 years of experience. In addition, our in-house claims examiners maintain manageable work loads so they can more fully investigate individual claims, with each claims examiner handling, on average, 116 cases at one time, as of June 30, 2004.

      Our claims examiners are focused on early return to work, timely and effective medical treatment and prompt claim resolution. Newly-hired examiners are assigned to experienced supervisors who monitor all activity and decision-making to verify skill levels. Like our underwriting department, we use audits and “authority letters” in our claims department to help ensure the quality of our claims decisions. The authority letters set forth the claims handling authority for each individual claims professional based on their level of experience and demonstrated knowledge of the product and market. We believe that our audits are a valuable tool in measuring execution against performance standards and the resulting impact on our business. Our home office audit function conducts an annual review of each claims office for compliance with our best claims handling practices, policies and procedures.

      Our claims staff also works closely with Marc B. Miller, M.D., our new chief medical officer, to better manage medical costs. Our chief medical officer performs a variety of functions for us, including providing counsel and direction on cases involving complex medical issues and assisting with the development and implementation of innovative medical cost management strategies tailored to the unique challenges of our market niches.

      We have a modern electronic claims management system that we believe enables us to provide prompt, responsive service to our customers. We offer a variety of claim reporting options, including telephone, facsimile, e-mail and online reporting from our website. This information flows into Compass, our automated claims management system. See “— Technology.”

      In those states where we do not have claims staff, we have made arrangements with local third party administrators to handle state act claims only. As of June 30, 2004, approximately 95.5% of our total claims were being handled in-house as opposed to being handled by third party administrators. To help ensure the appropriate level of claims expertise, we allow only our own claims personnel to handle maritime claims, regardless of where the claim occurs.

      Broadspire Services, a third party claims administrator, services a small book of claims for us which we acquired in the Acquisition. As of June 30, 2004, there were 308 open claims in the book of claims being serviced by Broadspire. For further detail on these arrangements with Broadspire, see “The Acquisition.”

Unpaid Loss and Loss Adjustment Expense

      We maintain amounts for the payment of claims and expenses related to adjusting those claims. Unpaid losses are estimates at a given point in time of amounts that an insurer expects to pay for claims which have been reported and which have occurred but are unreported. We take into consideration the facts and circumstances for each claim file as then known by our claims department, as well as actuarial estimates of aggregate unpaid losses and loss expense.

      Our unpaid losses consist of case amounts, which are for reported claims, and amounts for claims that have been incurred but have not yet been reported (sometimes referred to as IBNR). The amount of unpaid loss for reported claims is based primarily upon a claim by claim evaluation of coverage, liability or injury severity, and any other information considered pertinent to estimating the exposure presented by the claim. The amounts for the unreported claims and unpaid loss adjustment expense are determined using historical information as adjusted to current conditions. Unpaid loss adjustment expense is intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims. The amount of unpaid loss and loss adjustment expense is determined by us on the basis of industry information, historical loss information and anticipated future conditions. Because unpaid loss and loss adjustment expense is an estimate of the ultimate cost of settling claims, they are closely monitored by us on a quarterly basis. We have engaged an independent actuary for these quarterly reviews as well as to prepare a complete actuarial opinion at the end of each year concerning the adequacy of unpaid loss and loss adjustment expense.

Reconciliation of Unpaid Loss and Loss Adjustment Expenses

      The table below shows the reconciliation of unpaid loss and loss adjustment expenses of our predecessor on a gross and net basis for 2000, 2001, 2002 and the nine months ended September 30, 2003, reflecting changes in losses incurred and paid losses.

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2003	2002	2001	2000

	($ in thousands)
Unpaid loss and loss adjustment expense balances — beginning of year:
Gross amount	$165,099	$170,966	$189,678	$207,815
Ceded amount	146,543	155,168	176,075	197,310

Net amount	18,556	15,798	13,603	10,505
Losses and loss adjustment expenses incurred (net basis):
Current period	27,400	12,435	9,181	8,587
Prior periods	(994)	(1,333)	97	(753)

Total	26,406	11,102	9,278	7,834
Losses and loss adjustment expenses paid (net basis):
Current period	(3,803)	(2,508)	(2,111)	(1,346)
Prior periods	(5,189)	(5,836)	(4,972)	(3,390)

Total	(8,992)	(8,344)	(7,083)	(4,736)
Net balance at end of period	35,971	18,556	15,798	13,603
Plus ceded amounts	144,098	146,543	155,168	176,075

Gross amounts at end of period	$180,069	$165,099	$170,966	$189,678

      Our practices for determining unpaid loss and loss adjustment expenses are designed to set amounts that in the aggregate are adequate to pay all claims at their ultimate settlement value. Our unpaid loss and loss adjustment expenses are not discounted for inflation or other factors.

Loss Development

      Shown below is the loss development for business written each year from 1993 through September 30, 2003 by our predecessor. Because SeaBright was only recently formed, as described in “The Acquisition,” and because the table below shows the loss development only for business written by our predecessor, the primary significance of the table is to show how our senior management handled the unpaid loss and loss adjustment expenses of our predecessor from the time that it took control of our predecessor’s book of business in 1999. The table portrays the changes in our predecessor’s loss and loss adjustment expense in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a statutory basis.

      The first line of the table shows, for the years indicated, our predecessor’s net liability including the incurred but not reported losses as originally estimated. For example, as of December 31, 1996 it was estimated that $97.821 million would be sufficient to settle all claims not already settled that had occurred prior to December 31, 1996, whether reported or unreported. The next section of the table shows, by year, the cumulative amounts of losses and loss adjustment expenses paid as of the end of each succeeding year. For example, with respect to the net unpaid losses and loss expense of $97.821 million as of December 31, 1996, by September 30, 2003 (almost seven years later) $103.822 million had actually been paid in settlement of the claims which pertain to liabilities as of December 31, 1996. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated.

      The “cumulative redundancy/(deficiency)” represents, as of September 30, 2003, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.

      The bottom part of the table shows the impact of reinsurance reconciling net unpaid loss and loss adjustment expense shown in the upper portion of the table to gross amounts.

Analysis of Unpaid Loss and Loss Adjustment Expense Development

	Year Ended December 31,

	1993		1994		1995		1996		1997		1998		1999		2000		2001		2002		2003

	($ in thousands)
Net Liability as originally estimated:	110,517		104,539		95,547		97,821		91,945		110,958		10,505		13,603		15,798		18,556		35,971	*
Net cumulative payments as of:
One year later	32,978		33,542		31,721		27,929		41,825		110,959		3,205		4,971		5,829		5,189	*
Two years later	54,741		54,926		44,049		54,739		114,601		110,959		5,319		8,044		8,569	*
Three years later	68,177		60,446		60,460		103,822		114,601		110,959		6,574		9,242	*
Four years later	69,207		72,614		94,424		103,822		114,601		110,959		7,072	*
Five years later	79,353		99,833		94,424		103,822		114,601		110,959	*
Six years later	101,818		99,833		94,424		103,822		114,601	*
Seven years later	101,818		99,833		94,424		103,822	*
Eight years later	101,818		99,833		94,424	*
Nine years later	101,818		99,833	*
Ten years later	101,818	*
Net liability re-estimated as of:
One year later	109,484		105,504		97,407		88,355		114,600		110,959		9,751		13,699		14,458		17,563	*
Two years later	108,480		105,222		84,003		103,821		114,601		110,959		8,884		12,319		14,271	*
Three years later	106,614		91,557		94,423		103,822		114,601		110,959		8,221		12,123	*
Four years later	95,524		99,832		94,424		103,822		114,601		110,959		8,208	*
Five years later	101,817		99,833		94,424		103,822		114,601		110,959	*
Six years later	101,818		99,833		94,424		103,822		114,601	*
Seven years later	101,818		99,833		94,424		103,822	*
Eight years later	101,818		99,833		94,424	*
Nine years later	101,818		99,833	*
Ten years later	101,818	*
Cumulative redundancy/(deficiency)*:	8,699		4,706		1,123		(6,001)		(22,656)		(1)		2,297		1,480		1,527		993

	Year Ended December 31,

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	($ in thousands)
Gross (direct plus assumed) unpaid loss and loss adjustment expense
As originally estimated:
Net	110,517	104,539	95,547	97,821	91,945	110,958	10,505	13,603	15,798	18,556
Ceded	12,576	15,152	17,261	19,181	22,207	34,090	197,310	176,075	155,168	146,543

Gross	123,093	119,691	112,808	117,002	114,152	145,048	207,815	189,678	170,966	165,099

As re-estimated: †
Net re-estimated	101,818	99,833	94,424	103,822	114,601	110,959	8,221	12,319	14,458	18,556
Ceded re-estimated	30,218	32,591	37,438	47,051	40,274	60,055	158,525	144,763	144,071	146,544

Gross re-estimated	132,036	132,424	131,862	150,873	154,875	171,014	166,746	157,082	158,529	165,100

Cumulative redundancy/(deficiency)	(8,943)	(12,733)	(19,054)	(33,871)	(40,723)	(25,966)	41,069	32,596	12,437	(1)

*	As of September 30, 2003

†	As of December 31, 2002

    In 1999, our predecessor entered into two types of reinsurance agreements with LMC. The effects of these agreements are reflected in the unpaid loss and loss adjustment expenses of our predecessor beginning with the calendar year ended December 31, 1999. The first reinsurance arrangement with LMC was a loss portfolio transfer arrangement under which our predecessor ceded to LMC 100% of the net retained liability for losses for the policies and losses with accident dates on or before December 31, 1998. Simultaneously with this cession, our predecessor transferred to LMC assets representing 100% of their unpaid loss and loss adjustment expenses. The effects of this arrangement are reflected in the above table for periods following the effective date of the arrangement, where the net cumulative payments and net liabilities re-estimated remain fixed and, since all future payments and changes were ceded 100% to LMC, the net cumulative payments equal the net liabilities re-estimated. Under the second arrangement with LMC, an 80/20 quota share reinsurance agreement, LMC agreed to reinsure 80% of the losses under insurance policies written by our predecessor from January 1, 1999 through December 31, 2002. The effects of this arrangement are reflected in the above table, where the net liability as originally estimated is significantly lower for 1999 and later when compared to 1998 and prior years. Prior to the Acquisition, the quota share reinsurance agreements with LMC were terminated for all policies with effective dates of January 1, 2003 and later. For these policies, our predecessor retained 100% of the loss liabilities.

      Our predecessor’s reinsurance arrangements with LMC make it difficult to draw any conclusions with respect to the adequacy of net unpaid loss and loss adjustment expenses. Since all net amounts as of December 31, 1998 were transferred to LMC, our predecessor’s financial records reflect no development, as demonstrated in the “cumulative redundancy/(deficiency)” line in the above table for the year ended December 31, 1998. For the years ended December 31, 1999, 2000, 2001 and 2002, there is a redundancy in net unpaid loss and loss adjustment expenses when compared to the net liability re-estimated as of September 30, 2003. This redundancy reflects our management’s philosophy that net unpaid loss and loss adjustment expenses should be set at adequate levels during the year that the losses occur. The effect of this practice is to minimize deficiencies that could affect future earnings. Any adverse or favorable loss development on our net unpaid loss and loss adjustment expenses from prior years will have a direct impact on our financial results, as it will increase or decrease our loss ratio for the relevant calendar year.

      On a gross basis, we are able to analyze loss and loss adjustment expense development in more detail. The re-estimated data in the above table has been determined as of December 31, 2002 because Eagle Pacific Insurance Company, one of our predecessor companies, was merged into one of its affiliates in 2003 and, accordingly, did not issue independent financial statements as of December 31, 2003. On a gross basis, our predecessor’s records reflect significant increases in IBNR on December 31, 1998 and

December 31, 1999. As demonstrated in the above table, as of December 31, 2002, the December 31, 1997 re-estimated unpaid loss and loss adjustment expense were inadequate by $40.723 million. While the inadequacy was reduced by December 31, 1998, the re-estimated amounts were still inadequate by $25.966 million. By December 31, 1999 the re-estimated amounts were redundant by $41.069 million. The re-estimated redundancy declined to $32.596 million by December 31, 2000, and to $12.437 million by December 31, 2001. This fluctuation resulted primarily from the actions taken by our management team on the book of business that it took over in 1999. Our management team aggressively re-underwrote the book of business during the year and increased loss and loss adjustment expenses by the end of 1999 to reflect its best estimate of the ultimate losses at that time. Although the loss and loss adjustment expenses have proven to be redundant, we believe the actions of management were prudent at the time and demonstrate management’s commitment to achieving adequate loss and loss adjustment expense levels as quickly as possible.

Investments

      We derive investment income from our invested assets. We invest our statutory surplus and funds to support our loss and loss adjustment expense and our unearned premiums. As of June 30, 2004, the book value of our investment portfolio was $73.0 million, the fair market value of the portfolio was $72.1 million and 100% of our investment portfolio was comprised of short-term investments and fixed maturity securities.

      The following table shows the market values of various categories of invested assets, the percentage of the total market value of our invested assets represented by each category and the tax equivalent book yield based on market value of each category of invested assets as of June 30, 2004.

		Percent of
	Market Value	Total	Yield

	($ in thousands)
CATEGORY
U.S. Treasury securities	$9,368	13%	3.26%
U.S. agency securities	5,899	8	2.87
Corporate fixed maturity securities	22,799	32	3.43
Tax-exempt municipal securities	19,354	27	5.20
Mortgage pass-through securities	10,227	14	4.93
Collateralized mortgage obligations	1,478	2	4.10
Asset-backed securities	3,068	4	2.10

Total	$72,192	100%	3.40%

      The average credit rating for our fixed maturity portfolio, using ratings assigned by Standard and Poor’s, was AA+ at June 30, 2004. The following table shows the ratings distribution of our fixed income portfolio as of June 30, 2004, as a percentage of total book value.

Percentage of Total
Rating	Book Value

AAA	64
AA	11
A	25

Total	100%

      The following table shows the composition of our investment portfolio by remaining time to maturity at June 30, 2004. For securities that are redeemable at the option of the issuer and have a market price that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a market price that is less than par value, the maturity used for the table below is the final maturity date. For mortgage-backed securities, mortgage prepayment assumptions are utilized to project the expected principal redemptions for each security, and the maturity used in the table below is the average life based on those projected redemptions.

	As of June 30, 2004

		Percentage of Total
Remaining Time to Maturity	Market Value	Market Value

	($ in thousands)
Less than one year	$6,928	9.47%
One to three years	17,318	23.68
Three to five years	29,523	40.38
Five to ten years	4,417	6.04
More than ten years	14,942	20.43

Total	$73,128	100.00%

      Our investment strategy is to conservatively manage our investment portfolio by investing in readily marketable, investment grade fixed income securities. We currently do not invest in common equity securities and we have no exposure to foreign currency risk. Our investment portfolio is managed by Prime Advisors, Inc., a registered investment advisory firm focused exclusively on managing investment grade bond portfolios for insurance companies. We pay Prime Advisors a variable fee based on assets under management. Our investment committee has established investment guidelines and periodically reviews portfolio performance for compliance with our guidelines.

      We regularly review our portfolio for declines in value. If a decline in value is deemed temporary, we record the decline as an unrealized loss in other comprehensive net income on our consolidated statement of income and accumulated other comprehensive net income on our consolidated balance sheet. If the decline is deemed “other than temporary,” we write down the carrying value of the investment and record a realized loss in our consolidated statements of income. As of June 30, 2004, we had cumulative unrealized losses on our invested assets of $0.9 million. There were no other than temporary declines in the fair value of our securities at June 30, 2004.

Reinsurance

      We purchase reinsurance to reduce our net liability on individual risks and to protect against possible catastrophes. Reinsurance involves an insurance company transferring, or “ceding,” a portion of its exposure on a risk to another insurer, the reinsurer. The reinsurer assumes the exposure in return for a portion of the premium. The cost and limits of reinsurance we purchase can vary from year to year based upon our desired retention levels and the availability of quality reinsurance at an acceptable price.

      Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. To protect us from the possibility of a reinsurer becoming unable to fulfill its obligations under the reinsurance contracts, we attempt to select financially strong reinsurers with an A.M. Best rating of “A-” (Excellent) or better and continue to evaluate their financial condition and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies.

      Our Excess of Loss Reinsurance Treaty Program. We entered into a workers’ compensation and employers’ liability excess of loss reinsurance treaty program in 2003 whereby our reinsurers are liable for 50% of the ultimate net losses in excess of $500,000 for the business we write, up to a $1 million limit, and 100% of the ultimate net losses in excess of $1 million for the business we write, up to a $100 million limit. The agreements for the current reinsurance program expire on October 1, 2004, at which time we expect to renew the program. The program provides coverage in several layers. The first layer, which became effective on October 1, 2003, affords coverage up to $500,000 for each loss occurrence in excess of

$500,000 for each loss occurrence. We retain 50% of the ultimate net losses in the first layer of coverage. Our reinsurer’s aggregate liability for all claims under the first layer may not exceed $5,500,000, and we are responsible for a $1.5 million annual aggregate deductible. In addition to this annual aggregate deductible, the first layer has an additional retention of $1.5 million with respect to nuclear, chemical or biological release exposure. The second layer, which became effective on October 1, 2003, affords coverage up to $4 million for each loss occurrence in excess of $1 million for each loss occurrence. The aggregate limit for all claims under the second layer is $16 million. In addition, under the second layer of reinsurance, there is a sub-limit of $8 million for losses caused by terrorism and a sub-limit of $4 million for losses caused by occupational disease or other disease or cumulative trauma. The third layer, which became effective on July 1, 2003, affords coverage up to $5 million for each loss occurrence in excess of $5 million for each loss occurrence. The aggregate limit for all claims under the third layer is $20 million.

      The fourth layer in our reinsurance program, which became effective on July 1, 2003, affords coverage up to $90 million for each loss occurrence in excess of $10 million for each loss occurrence. The fourth layer is divided into three sub-layers. The first sub-layer affords coverage up to $10 million for each loss occurrence in excess of $10 million for each loss occurrence, subject to an aggregate limit of $30 million. The second sub-layer affords coverage up to $30 million for each loss occurrence in excess of $20 million for each loss occurrence, subject to an aggregate limit of $60 million. The third sub-layer affords coverage up to $50 million for each loss occurrence in excess of $50 million for each loss occurrence, subject to an aggregate limit of $100 million.

      Our current excess of loss reinsurance treaties are placed with Arch Reinsurance Company, rated “A-” (Excellent) by A.M. Best, Aspen Insurance UK Limited, rated “A” (Excellent) by A.M. Best, Axis Specialty Ltd., rated “A” (Excellent) by A.M. Best, Endurance Specialty Insurance Ltd., rated “A” (Excellent) by A.M. Best, Hannover Rueckversicherung AG, rated “A” (Excellent) by A.M. Best, syndicates from Lloyd’s of London, rated “A-” (Excellent) by A.M. Best, Max Re Capital Ltd., rated “A-” (Excellent) by A.M. Best, Odyssey America Reinsurance Corporation, rated “A” (Excellent) by A.M. Best, PMA Capital Insurance Company, rated “B+” (Very Good) by A.M. Best and St. Paul Fire and Marine Insurance Company, rated “A” (Excellent) by A.M. Best.

      The following is a summary of our top ten reinsurers, based on net amount recoverable, as of June 30, 2004.

		Net Amount
	A.M. Best	Recoverable as of
Reinsurer	Rating	June 30, 2004

Argonaut Insurance Company	A	$3,845,672
Swiss Reinsurance Company	A+	2,959,422
Hannover Rueckversicherung AG	A	2,508,638
General Reinsurance Corporation	A++	1,578,651
Max Re Capital Ltd.	A-	944,692
Scor Reinsurance Company	B++	646,700
American Re-insurance Company	A+	594,933
Axis Specialty Ltd.	A	399,853
Endurance Specialty Insurance Ltd.	A	397,581
Alea Europe Limited/ Rhine Re (Aon)	A-	396,622

Total		$14,272,764

      Reinsurance Arrangements Established in Connection with Past Transactions. In addition to the reinsurance program described above, we have existing reinsurance arrangements which were established in connection with past transactions into which we have entered. In March 2002, KEIC sold the assets and business of its commercial compensation specialty operation to Argonaut Insurance Company. In connection with the sale, KEIC entered into a reinsurance agreement effective March 31, 2002 with

Argonaut pursuant to which KEIC ceded and Argonaut assumed a 100% quota share participation in the transferred insurance policies. Certain reinsurance-type arrangements, including the commutation agreement and the adverse development cover, were also established with LMC in connection with the Acquisition. See “The Acquisition.”

      Terrorism Reinsurance. The Terrorism Risk Act is effective for the period from November 26, 2002 until December 31, 2005. The Terrorism Risk Act may provide us with reinsurance protection under certain circumstances and subject to certain limitations. The Secretary of the Treasury must certify an act for it to constitute an act of terrorism. The definition of terrorism excludes domestic acts of terrorism or acts of terrorism committed in the course of a war declared by Congress. Losses arising from an act of terrorism must exceed $5 billion to qualify for reimbursement. If an event is certified, the federal government will reimburse losses not to exceed $100 billion in any year. Each insurance company is responsible for a deductible based on a percentage of direct earned premiums in the previous calendar year. For losses in excess of the deductible, the federal government will reimburse 90% of the insurer’s loss, up to the insurer’s proportionate share of the $100 billion. See “— Regulation.” We did not pay a deductible for this program in 2003 because we did not experience losses arising from an act of terrorism. As stated above, the second layer of our reinsurance program contains an $8 million sublimit for terrorism coverage.

Technology

Operating Systems

      We use Microsoft Windows NT services to provide application access, domain authentication and network services. Our server hardware is predominately HP/ Compaq, but includes a mix of IBM and Dell servers as well. All of our production servers are under warranty and extended service contracts are in place for each. We are in the process of migrating to a Windows 2003/ Active Directory domain model, and we expect to complete this effort by the end of the first quarter of 2005.

Business Continuity/ Disaster Recovery

      We maintain a business continuity plan as well as a fully tested disaster recovery plan. Currently, we are under contract with IBM Business Continuity and Recovery Services to provide us with a “hot” recovery site in Boulder, Colorado. Our off-site tape storage is located in Bellevue, Washington and we have agreements in place to assure prompt delivery of off-site tapes to Colorado.

Core Systems

      CAPS. CAPS is our vendor-supplied, highly customized policy financial system. CAPS performs policy earnings routines, retro calculations, endorsement premium processing and coverage verification. We expect to replace CAPS by the end of the first quarter of 2005 with the Triton application currently under development, described below.

      Compass. Compass is our electronic claims management system. Compass is a proprietary client/server application which was developed completely in-house and introduced in 1998. The system was designed, and has since been enhanced, to support our multi-jurisdictional workers’ compensation claims handling. Detailed claims reserving screens have been constructed to accommodate our unique reserving practices for our maritime and state act workers’ compensation claims. A litigation module enables us to track the success of the dispute resolution process for our alternative dispute resolution claims. We believe Compass is a flexible claims handling platform that will continue to meet our needs for the foreseeable future.

      E-Quips. E-Quips is our policy quote, rate and issue system. E-Quips provides comprehensive multi-jurisdictional rating capabilities, automated quote and policy (including customized forms) issuance and post-issuance endorsement capabilities. E-Quips contains integrated modules for new business application tracking and broker management processing. We expect to replace E-Quips by the end of 2004 with the Triton application currently under development, described below.

      BrightView. BrightView is our online customer loss reporting system. BrightView allows our customers to perform online requests for loss data in numerous formats and also provides for downloading of pre-formatted monthly loss runs.

      Loss Control System. We have a proprietary loss control service task and recommendation letter management system which was developed by us in-house. The system provides our loss control department with the ability to schedule and manage service tasks for prospects and customers. The system provides budgeting information, and allows our underwriting department to monitor risk management activities.

      Vision. Vision is PointSure’s agency management system. PointSure uses Vision for virtually all aspects of its operations, including payables, receivables, account clearance, contact management and management reporting. Vision is scalable to accommodate significant growth with little additional software expense.

      Triton. In order to reduce costs and improve efficiency, we have decided to migrate from CAPS and E-Quips to Triton, a proprietary policy financial system and policy quote, rate and issue system developed in-house. We expect Triton to be fully implemented in December 2004. There will be a period while the old and new systems run in tandem, mainly to accommodate our January underwriting renewal cycle. We expect to be completely off the old systems by the end of the first quarter of 2005. Migrating to Triton will help us to eliminate duplicate data entry, thereby increasing efficiency and reducing user error. We believe this migration will provide us with future flexibility and better position us for growth. A centralized data storage will also allow for more comprehensive data analyses and reporting and will decrease maintenance costs.

Competition

      We operate in niche markets where we believe we have few competitors with a similar focus. The insurance industry in general is highly competitive and there is significant competition in the national workers’ compensation industry. Competition in the insurance business is based on many factors, including perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best. Most of the insurers with which we compete have significantly greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future.

      While more than 300 insurance companies participate in the national workers’ compensation market, our competitors are relatively few in number because we operate in niche markets, and two of our primary competitors are non-domestic entities. Our primary competitors vary slightly depending on the type of product. For our maritime product, our primary competitors are AIG, American Equity Underwriters, Alaska National Insurance Company, American Longshore Mutual Association, Liberty Northwest, Majestic Insurance Company, Signal Mutual Indemnity Association Ltd. (based in Bermuda), Zurich and WFT, Inc. (based in London). For our ADR product, our primary competitors are AIG, Majestic Insurance Company, Zurich and the State Compensation Insurance Fund of California.

      We believe our competitive advantages to be our strong reputation in our niche markets, our local knowledge in the markets where we operate, our specialized underwriting expertise, our client-driven claims and loss control service capabilities, our focus on niche markets, our loyal brokerage distribution, our low operating expense ratio and our proprietary systems described under “— Technology.” In addition to these competitive advantages, as discussed above, we offer our maritime customers regulated insurance coverage without the joint-and-several liability associated with coverage provided by offshore mutual organizations.

Ratings

      Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. We were assigned a letter rating of “A-” (Excellent) by A.M. Best following the completion of the Acquisition. An “A-” rating is the fourth highest of 15 rating categories used by A.M. Best. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its unpaid loss and loss adjustment expense, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors.

Properties

      Our principal executive offices are located in approximately 17,200 square feet of leased office space in Seattle, Washington. We also lease branch offices consisting of approximately 3,200 square feet in Honolulu, Hawaii; 1,700 square feet in Anchorage, Alaska; 5,000 square feet in Orange, California; and 3,400 square feet in Houston, Texas. We conduct claims and underwriting operations in our branch offices, with the exception of our Honolulu office where we conduct only claims operations. We do not own any real property. We consider our leased facilities to be adequate for our current operations.

Employees

      As of June 30, 2004, we had 102 full-time equivalent employees. We have employment agreements with some of our executive officers, which are described under “Management — Employment Agreements.” We believe that our employee relations are good.

Legal Proceedings

      We are, from time to time, involved in various legal proceedings in the ordinary course of business, including litigation involving claims under policies that we write. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, results of operations or financial condition.

Regulation

Holding Company Regulation

      As an insurance holding company, we, as well as SeaBright Insurance Company, our insurance company subsidiary, are subject to regulation by the states in which our insurance company subsidiary is domiciled or transacts business. SeaBright Insurance Company is domiciled in Illinois and is considered to be commercially domiciled in California. An insurer is deemed “commercially domiciled” in California if, during the three preceding fiscal years, or a lesser period of time if the insurer has not been licensed in California for three years, the insurer has written an average of more gross premiums in California than it has written in its state of domicile, and such gross premiums written constitute 33 percent or more of its total gross premiums written in the United States for such period. Pursuant to the insurance holding company laws of Illinois and California, SeaBright is required to register with the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance. In addition, SeaBright Insurance Company is required to periodically report certain financial, operational and management data to the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance. All transactions within a holding company system affecting insurer must have fair and reasonable terms, charges or fees for services performed must be reasonable, and the insurer’s policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain affiliated and other transactions involving SeaBright Insurance Company.

Changes of Control

      In addition, the insurance holding company laws of Illinois and California require advance approval by the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance of any change in control of SeaBright Insurance Company. “Control” is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of SeaBright Insurance Company, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals may result in a material delay of, or deter, any such transaction.

      These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of SeaBright, including through transactions, and in particular unsolicited transactions, that some or all of the stockholders of SeaBright might consider to be desirable.

State Insurance Regulation

      Insurance companies are subject to regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. SeaBright Insurance Company is primarily subject to regulation and supervision by the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance. These state agencies have broad regulatory, supervisory and administrative powers, including, among other things, the power to grant and revoke licenses to transact business; license agents; set the standards of solvency to be met and maintained; determine the nature of, and limitations on, investments and dividends; approve policy forms and rates in some states; periodically examine financial statements; determine the form and content of required financial statements; and periodically examine market conduct.

      Detailed annual and quarterly financial statements and other reports are required to be filed with the departments of insurance of the states in which we are licensed to transact business. The financial statements of SeaBright Insurance Company are subject to periodic examination by the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance.

      In addition, many states have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.

Federal Laws and Regulations

      As a provider of maritime workers’ compensation insurance, we are subject to the USL&H Act, which generally covers exposures on the navigable waters of the United States and in adjoining waterfront areas, including exposures resulting from loading and unloading vessels, and the Jones Act, which covers exposures at sea. We are also subject to regulations related to the USL&H Act and the Jones Act.

      The USL&H Act, which is administered by the U.S. Department of Labor, provides medical benefits, compensation for lost wages and rehabilitation services to longshoremen, harbor workers and other maritime workers who are injured during the course of employment or suffer from diseases caused or worsened by conditions of employment. The Department of Labor has the authority to require us to make deposits to serve as collateral for losses incurred under the USL&H Act. Several other statutes extend the provisions of the USL&H Act to cover other classes of private-industry workers. These include workers engaged in the extraction of natural resources from the outer continental shelf, employees on American defense bases, and those working under contracts with the U.S. government for defense or public-works projects, outside of the Continental United States. Our authorizations to issue workers’ compensation insurance from the various state departments of insurance regulating SeaBright Insurance Company are augmented by our U.S. Department of Labor certificates of authority to ensure payment of compensation under the USL&H Act and extensions of the USL&H Act, including the OCSLA and the Nonappropriated Fund Instrumentalities Act. This coverage, which we write as an endorsement to workers’ compensation and employers liability insurance policies, provides employment-injury and occupational disease protection to workers who are injured or contract occupational diseases occurring on the navigable waters of the United States, or in adjoining areas, and for certain other classes of workers covered by the extensions of the USL&H Act.

      The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with the right to seek compensation for injuries resulting from the negligence of their employers or co-workers during the course of their employment on a ship or vessel. In addition, an injured offshore worker may make a claim against a vessel owner on the basis that the vessel was not seaworthy. Our authorizations to issue workers’ compensation insurance from the various state departments of insurance regulating SeaBright Insurance Company allow us to write Jones Act coverage for our maritime customers. We are not required to have a certificate from the U.S. Department of Labor to write Jones Act coverage.

      We also offer extensions of coverage under the OCSLA, a federal workers’ compensation act that provides workers’ compensation coverage for the death or disability of an employee resulting from any injury occurring as a result of working on an off-shore drilling platform on the Outer Continental Shelf, where required by a prospective policyholder.

Privacy Regulations

      In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. A recent NAIC initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information. Our insurance subsidiary has established procedures to comply with the Gramm-Leach-Bliley related privacy requirements.

Federal and State Legislative and Regulatory Changes

      From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the National Association of Insurance Commissioners (the “NAIC”). We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

      On November 26, 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Act was enacted. The Terrorism Risk Act is designed to ensure the availability of insurance coverage for losses resulting from acts of terror in the United States of America. This law established a federal assistance program through the end of 2005 to help the property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. As a result, any terrorism exclusions in policies in force prior to the enactment of the Terrorism Risk Act are void and, absent authorization or failure of the insured to pay increased premiums resulting from the terrorism coverage, we are prohibited from adding certain terrorism exclusions to the policies written by SeaBright Insurance Company. Although SeaBright Insurance Company is protected by federally funded terrorism reinsurance as provided for in the Terrorism Risk Act, there is a substantial deductible that must be met, the payment of which could have an adverse effect on our results of operations. Potential future changes to the Terrorism Risk Act could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

      Collectively bargained workers’ compensation insurance programs in California were enabled by S.B. 983, the workers’ compensation reform bill passed in 1993, and greatly expanded by the passage of S.B. 228 in 2003. Among other things, this legislation amended the California Labor Code to include the specific requirements for the creation of an alternative dispute resolution program for the delivery of workers’ compensation benefits. The passage of S.B. 228 made these programs available to all unionized employees, where previously they were available only to unionized employees in the construction industry.

      Our workers’ compensation operations are subject to legislative and regulatory actions. In California, where we have our largest concentration of business, significant workers’ compensation legislation was enacted twice in recent years. Effective January 1, 2003, legislation became effective which provides for increases in indemnity benefits to injured workers. Benefits were increased by an average of approximately 6% in 2003, followed by further increases of approximately 7% in 2004 and will be increased by a further 2% in 2005. In September 2003 and April 2004, workers’ compensation legislation was enacted in California with the principal objective of reducing costs. The legislation contains provisions which primarily seek to reduce medical costs and does not directly impact indemnity payments to injured workers. The principal changes in the legislation that impact medical costs are as follows: 1) a reduction in the reimbursable amount for certain physician fees, outpatient surgeries, pharmaceutical products and certain durable medical equipment; 2) a limitation on the number of chiropractor or physical therapy office visits; 3) the introduction of medical utilization guidelines; 4) a requirement for second opinions on certain spinal surgeries; and 5) a repeal of the presumption of correctness afforded to the treating physician, except where the employee has pre-designated a treating physician. The major risk factor associated with these recent legislative changes is whether the current rates we are using for our workers’ compensation policies are justified by the estimated savings in the legislation.

The National Association of Insurance Commissioners

      The NAIC is a group formed by state Insurance Commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model Insurance Laws, Regulations and Guidelines (the “Model Laws”) have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws which provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation by the NAIC. The NAIC provides authoritative guidance to insurance regulators on current statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures Manual. The Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance have adopted these codified statutory accounting principles.

      Illinois and California have also adopted laws substantially similar to the NAIC’s “risk based capital” (“RBC”) laws, which require insurers to maintain minimum levels of capital based on their investments and operations. These RBC requirements provide a standard by which regulators can assess the adequacy of an insurance company’s capital and surplus relative to its operations. Among other requirements, an insurance company must maintain capital and surplus of at least 200% of the RBC computed by the NAIC’s RBC model (known as the “Authorized Control Level” of RBC). At December 31, 2003, the capital and surplus of SeaBright Insurance Company exceeded the minimum Authorized Control Level of RBC.

      The NAIC’s Insurance Regulatory Information System (“IRIS”) key financial ratios, developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies twelve industry ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business. The 2003 IRIS results for SeaBright Insurance Company showed five results outside the “normal” range for such ratios, as such range is determined by the NAIC. These results were attributable to various factors resulting primarily from the Acquisition. For example, one IRIS ratio measures a company’s “change in net writings.” This IRIS ratio is not considered “normal” if a company’s net premiums written fluctuates upward or downward by 33% or more in any given year compared to the prior year. Following the contribution of approximately $30 million to SeaBright Insurance Company’s surplus at the time of the Acquisition and the new business plan of our management team in connection with the Acquisition, our net premiums written for 2003 increased by more than 33% compared to the net premiums written of KEIC for the prior year. This increase in net premiums written caused our “change in net writings” IRIS ratio for 2003 to fall outside of the “normal” range. Another IRIS ratio measures a company’s “change in policyholders’ surplus.” This IRIS ratio is not considered “normal” if a company’s surplus is reduced by more than 10% or increased by more than 50% in any given year. Due to the contribution of approximately $30 million to SeaBright Insurance Company’s surplus at the time of the Acquisition, our “change in policyholders’ surplus” IRIS ratio for 2003 fell outside of the “normal” range. SeaBright Insurance Company’s 2003 IRIS results for “Investment Yield,” “One-Year Reserve Development to Policyholders’ Surplus” and “Two-Year Overall Operating Ratio” also were outside the “normal” range.

Dividend Limitations

      SeaBright Insurance Company’s ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of Illinois and California. The insurance holding company laws require that ordinary dividends be reported to the Illinois Department of Financial and Professional Regulation, Division of Insurance and the California Department of Insurance prior to payment of the dividend and that extraordinary dividends be submitted for prior approval. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 10% of its statutory policyholders’ surplus as of the preceding year end or the net income of the company for the preceding year. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments will be permitted.

Statutory Accounting Practices

      Statutory accounting practices (“SAP”) are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

      Generally accepted accounting principles (“GAAP”) are concerned with a company’s solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.

      Statutory accounting practices established by the NAIC and adopted, in part, by the Illinois and California regulators, determine, among other things, the amount of statutory surplus and statutory net income of SeaBright Insurance Company and thus determine, in part, the amount of funds it has available to pay dividends to us.

Guaranty Fund Assessments

      In Illinois, California and in most of the states where SeaBright Insurance Company is licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

      Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to SeaBright Insurance Company at some future date. At this time we are unable to determine the impact, if any, such assessments may have on the financial position or results of operations of SeaBright Insurance Company. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

PointSure

      The brokerage and third party administrator activities of PointSure are subject to licensing requirements and regulation under the laws of each of the jurisdictions in which it operates. PointSure is authorized to act as an agent under firm licenses or licenses held by one of its officers in 47 states and the District of Columbia. PointSure’s business depends on the validity of, and continued good standing under, the licenses and approvals pursuant to which it operates, as well as compliance with pertinent regulations. PointSure therefore devotes significant effort toward maintaining its licenses to ensure compliance with a diverse and complex regulatory structure.

      Licensing laws and regulations vary from state to state. In all states, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of such regulations, conviction of crimes and the like. Possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. In some instances, PointSure follows practices based on interpretations of laws and regulations generally followed by the industry, which may prove to be different from the interpretations of regulatory authorities.

MANAGEMENT

Directors, Executive Officers and Key Employees

      In connection with this offering, we intend to amend and restate our certificate of incorporation and bylaws. The following summary of our management and directors contains references to provisions of the restated certificate of incorporation and bylaws and the election and term of service of directors that will be in effect upon the completion of this offering. The following summary also contains references to provisions of the restated certificate of incorporation and bylaws, including the composition of the board of directors and its committees and compensation committee interlocks, that will be in effect upon the completion of this offering or within the time period prescribed by the listing rules of the Nasdaq Stock Market.

      The following table sets forth information concerning our directors, executive officers and key employees. All our directors hold office for the remainder of the full term in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. Executive officers serve at the request of the board of directors.

Name	Age	Positions

John G. Pasqualetto	61	Chairman, President and Chief Executive Officer
Richard J. Gergasko	45	Executive Vice President — Operations
Joseph S. De Vita	62	Senior Vice President, Chief Financial Officer and Secretary
Richard W. Seelinger	44	Senior Vice President — Claims
Marc B. Miller, M.D.	48	Senior Vice President and Chief Medical Officer
Jeffrey C. Wanamaker	37	Vice President — Underwriting
James L. Borland, III	43	Vice President and Chief Information Officer
Chris A. Engstrom	44	President — PointSure Insurance Services, Inc.
J. Scott Carter	35	Director
Peter Y. Chung	36	Director
Mural R. Josephson	56	Director
George M. Morvis	63	Director

      Set forth below is information concerning our executive officers.

      John G. Pasqualetto has served as the chairman of our board of directors since August 2004 and as our president and chief executive officer and one of our directors since July 2003. He was formerly president and chief executive officer of the Eagle entities, president of Kemper Employers Group and senior vice president of the Kemper Insurance Companies, holding these positions concurrently since joining Kemper in 1998. Mr. Pasqualetto’s prior experience includes serving as president of AIG’s workers’ compensation specialty group, co-founding Great States Insurance Company, a California-based specialty workers’ compensation company, and holding executive positions with Argonaut Insurance Company and the State Compensation Insurance Fund of California. Mr. Pasqualetto has a B.A. from California State University at Northridge.

      Richard J. Gergasko has served as our executive vice president since July 2003. He also served in this capacity and as the head of underwriting and research and development at the Eagle entities from May 1999 until September 2003. Prior to joining the Eagle entities, Mr. Gergasko held a variety of positions in the insurance industry, including underwriting vice president of AIG’s workers’ compensation specialty group, as well as various actuarial positions at Crum and Forster, William M. Mercer, Inc. and MBA, Inc. Mr. Gergasko holds a B.A. in Statistics from Rutgers College, is a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries.

      Joseph S. De Vita has served as our senior vice president, chief financial officer and secretary since July 2003. From January 2003 until June 2003, Mr. De Vita served as a consultant to the Eagle entities. From November 2000 until December 2002, Mr. De Vita served as the vice president and chief financial officer of Lifeguard, Inc., an independent health plan provider based in California. Prior to November of 2000, Mr. De Vita served as an independent consultant. Mr. De Vita started his career in the insurance industry in 1972 with INA Corporation (Cigna). In 1978, he joined Fremont General Corporation as vice president of finance. In 1987, Mr. De Vita co-founded Great States Insurance Company, a specialty workers’ compensation insurer, with Mr. Pasqualetto. Mr. De Vita has held executive positions with managed care organizations, and began his financial career with PricewaterhouseCoopers. Mr. De Vita holds a B.A. in Accounting from St. Joseph’s University, an M.B.A. in Finance from Drexel University, and is a member of the American Institute of Certified Public Accountants.

      Richard W. Seelinger has served as our senior vice president — claims since July 2003. He served in the same capacity with the Eagle entities, which he joined in 2000. From 1985 through 1999, Mr. Seelinger held a series of executive positions of increasing responsibility at Kemper Insurance Companies, including workers’ compensation claims officer. Mr. Seelinger holds a B.A. in History from Western Illinois University.

      Marc B. Miller, M.D. has served as our senior vice president and chief medical officer since August 2004. Since 1998, Dr. Miller has been an independent consultant serving in various capacities for several businesses, including: acting as vice president of customer relations for ExactCost, Inc., a healthcare cost analysis technology company; representing various foreign healthcare services, biotech, medical device, and pharmaceutical companies in connection with partnerships, investment and business development; acting as medical director charged with revamping Orange County’s Medical Services Indigents Program; and acting as medical director advising on quality assurance and credentialing for MedLink HealthCare Networks, Inc., a diagnostic managed care organization. Dr. Miller also co-founded ConflictSolvers, LLC, a start-up venture which develops dispute resolution products, and held various positions with ConflictSolvers from 1998 until 2001, most recently serving as its chief executive officer. Dr. Miller is Board certified in preventive medicine, public health and medical management. Dr. Miller holds a B.A. from Stanford University, an M.B.A. from Golden Gate University, an M.P.H. from the University of California, Los Angeles and an M.D. from Rush University.

      Jeffrey C. Wanamaker has served as our vice president — underwriting and regional manager for the northwest region since July 2003. He served in the same capacity at the Eagle entities, which he joined in 1999. From 1989 to 1999, Mr. Wanamaker was employed by Alaska National Insurance Company, where he underwrote most commercial lines and ultimately specialized in accounts with a combination of state act workers’ compensation, longshore and maritime employment exposures. Mr. Wanamaker holds Bachelor of Business Administration degrees in Finance and Economics from the University of Alaska and has earned the Chartered Property Casualty Underwriters and Associate in Reinsurance professional designations.

      Set forth below is information concerning our key employees.

      James L. Borland, III has served as our vice president and chief information officer since November 2003. He served in the same capacity with the Eagle entities, which he joined in 2000. From January 1998 until the time he joined the Eagle entities, Mr. Borland served as the principal network analyst for PacifiCare Health Systems. From March 1993 until January 1998, Mr. Borland held several positions with Great States Insurance Company. Mr. Borland holds a B.S. in Business Management from Pepperdine University.

      Chris A. Engstrom has served as the president of PointSure Insurance Services, Inc., one of our wholly-owned subsidiaries, since February 2004. From May 2003 until joining PointSure, Mr. Engstrom served as the Northwest regional executive officer for Willis Group Holdings, a global insurance broker, and from January 2001 until May 2003, Mr. Engstrom served as the president and chief executive officer of Willis Seattle. Prior to his tenure at Willis, Mr. Engstrom spent 15 years with the Eagle entities, most recently as senior vice president. Mr. Engstrom holds a B.A. from City University.

      Set forth below is information concerning our directors and nominees for director as of the date of this prospectus, in addition to Mr. Pasqualetto.

      J. Scott Carter has served as a director since June 2003. Mr. Carter is a vice president at Summit Partners, L.P., a private equity and venture capital firm, where he has been employed since July 2002. From 1999 to 2002, prior to joining Summit, Mr. Carter was an investment banker with J.P. Morgan. Mr. Carter received a B.A. from Texas A&M University and an M.B.A. from the Darden School of Business at the University of Virginia.

      Peter Y. Chung has served as a director since June 2003. Mr. Chung is a general partner and member of various entities affiliated with Summit Partners, L.P., a private equity and venture capital firm, where he has been employed since August of 1994. Mr. Chung also serves as a director of Sirenza Microdevices, Inc., a designer and supplier of radio frequency components, iPayment, Inc., a provider of credit and debit card-based payment processing services to small merchants, and a number of privately held companies. Mr. Chung received an A.B. from Harvard University and an M.B.A. from Stanford University.

      Mural R. Josephson has served as a director since July 2004. Following his retirement as senior vice president and chief financial officer of Lumbermens Mutual Casualty Company in October 2002, where he served for approximately four years, Mr. Josephson has served as a consultant to various financial institutions. Prior to his role at Lumbermens, Mr. Josephson retired as a partner at KPMG LLP after 28 years at the firm. Mr. Josephson also serves as a director of UICI, a provider of health, life and related insurance products to the self-employed, individual and student insurance markets, and PXRE Group Ltd., which specializes in property reinsurance. In addition, he has served as a director of our insurance company subsidiary, SeaBright Insurance Company, since February of 2004. Mr. Josephson is a licensed Certified Public Accountant in the State of Illinois, and is a member of the American Institute of Certified Public Accountants.

      George M. Morvis has served as a director since July 2004. Mr. Morvis is the founder, president and chief executive officer of Financial Shares Corporation, a Chicago-based consulting firm specializing in strategic marketing, financial communications, and human resources consulting. Prior to founding Financial Shares Corporation in 1974, Mr. Morvis was a director of public relations and executive secretary for the Illinois Bankers Association. Mr. Morvis serves on the board of directors of numerous privately held companies. In addition, he has served as a director of our insurance company subsidiary, SeaBright Insurance Company, since February of 2004. Mr. Morvis holds a degree in Journalism from the University of Illinois, Urbana, an M.B.A. from The George Washington University, and is a graduate of the Harvard Business School executive management program.

Family Relationships

      There are no family relationships between any of our executive officers or directors.

Board Composition

      Our restated certificate of incorporation provides that our board of directors shall consist of such number of directors as determined from time to time by resolution of the board. Initially, our board of directors will consist of                     members. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until his successor is elected or appointed, with election for each directorship being held annually.

      Within one year of the completion of this offering, a majority of our board of directors will be “independent” as defined under the rules of the Nasdaq Stock Market.

Board Committees

      Pursuant to our restated certificate of incorporation, the board of directors’ authority to designate committees is subject to the provisions of the bylaws. Pursuant to the bylaws, the board of directors may designate one or more directors as alternate members of any committee to fill any vacancy on the committee and to fill a vacant chairmanship of a committee occurring as a result of a member or chairman leaving the committee, whether through death, resignation, removal or otherwise.

      We currently have an audit committee and, prior to the completion of this offering, we intend to establish a nominating and corporate governance committee and a compensation committee. Each committee will consist of three persons, at least one of whom is not an employee of, and has no business relationships with, SeaBright. Within one year of the completion of this offering, all of the members of our audit committee, nominating and corporate governance committee and compensation committee will be “independent” as defined by the rules of the Nasdaq Stock Market and, in the case of the audit committee, by the rules of the Securities and Exchange Commission (“SEC”).

      Audit Committee. The current audit committee will be expanded to include not fewer than three directors elected by a majority of the board. The audit committee will oversee our accounting, financial reporting and control processes and the audits of our financial statements, including: the preparation, presentation and integrity of our financial statements; our compliance with legal and regulatory requirements; our independent auditor’s qualifications and independence; and the performance of our internal audit function and independent auditor. Our audit committee will:

•	have sole responsibility to retain and terminate our independent auditor, subject to stockholder ratification;

•	pre-approve all audit and non-audit services performed by our independent auditor and the fees and terms of each engagement;

•	appoint and oversee our internal auditor, and review the scope and results of each annual internal audit; and

•	review our audited financial statements and related public disclosures, earnings press releases and other financial information and earnings guidance provided to analysts or rating agencies.

      Each member of the audit committee will be required to have the ability to read and understand fundamental financial statements. The audit committee will also have at least one member that qualifies as an “audit committee financial expert” as defined by the rules of the SEC.

      Compensation Committee. The compensation committee will be comprised of not fewer than three directors elected by a majority of the board. The compensation committee will oversee the administration of our benefit plans, review and administer all compensation arrangements for executive officers and establish and review general policies relating to the compensation and benefits of our officers and employees.

      Nominating and Corporate Governance Committee. The nominating and corporate governance committee will be comprised of not fewer than three directors elected by a majority of the board. The nominating and corporate governance committee’s responsibilities will include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters.

Compensation Committee Interlocks and Insider Participation

      Prior to the completion of this offering, we plan to form a compensation committee of our board of directors to oversee executive compensation issues. We anticipate that no member of our compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

      It is anticipated that upon the closing of this offering, directors who are also our employees will receive no compensation for serving as directors. Non-employee directors will receive an annual retainer in the amount of $10,000, and audit committee members will receive an additional annual retainer in the amount of $3,000. Non-employee directors will receive $1,500 for each in-person board or committee meeting attended and $750 for each telephonic board or committee meeting. In addition, the chair of the audit committee will receive an annual fee in the amount of $10,000, and the chairs of the compensation committee and the nominating and corporate governance committee will receive an annual fee in the amount of $5,000. We also expect to reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors. Our directors will also be eligible to receive stock options and other equity-based awards when, as and if determined by the compensation committee pursuant to the terms of the SeaBright Insurance Holdings, Inc. 2004 Long-Term Equity Incentive Plan. See “— 2004 Long-Term Equity Incentive Plan.”

Management Compensation and Incentive Plans

      The following table sets forth the compensation for our President and Chief Executive Officer and our other four most highly compensated officers during the year ended December 31, 2003. These individuals are referred to as the “named executive officers.”

		Annual Compensation			Long Term Compensation

						Securities
				Other Annual	Restricted	Underlying
			Bonus($)	Compensation($)	Stock	Options/SARs	All Other
Name and Principal Position	Year	Salary($)(1)	(1)	(1)	Awards	(#)(2)	Compensation

John G. Pasqualetto,	2003	$79,655	—	$2,250	—	20,300	—
Chairman, President and
Chief Executive Officer
Richard J. Gergasko,	2003	64,708	—	—	—	10,150	—
Executive Vice President
Joseph S. De Vita,	2003	54,000	—	—	—	7,612.5	—
Senior Vice President,
Chief Financial Officer
and Secretary
Richard W. Seelinger,	2003	47,727	—	—	—	5,075	—
Senior Vice President — Claims
Jeffrey C. Wanamaker,	2003	41,331	—	—	—	7,612.5	—
Vice President —
Underwriting

(1)	Includes compensation paid to the named executive officers from September 30, 2003, the date of the Acquisition, through December 31, 2003.

(2)	Includes stock options granted to executive officers in connection with the Acquisition, as adjusted by a stock split which occurred in February 2004. No stock appreciation rights were granted.

Option Grants in Last Fiscal Year

      The following table sets forth information regarding stock options granted under our 2003 Stock Option Plan to each of our named executive officers. The potential realizable value is calculated assuming the fair market value of the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date based on an assumed initial public offering price of $          , minus the per share exercise price of $50.00. Annual rates of stock price appreciation of 5% and 10% from the initial offering price is assumed pursuant to rules of the SEC. The actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or any other defined level. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock.

						Potential Realizable
			Percentage			Value at Assumed
	Number of		of Total			Annual Rates of Stock
	Securities		Options	Per		Price Appreciation for
	Underlying		Granted to	Share		Options Term
	Options		Employees	Exercise
Name	Granted		in 2003	Price	Expiration Date	5%	10%

John G. Pasqualetto	20,300.00	(1)	40	$50.00	September 30, 2013	$	$
Richard J. Gergasko	10,150.00	(1)	20	$50.00	September 30, 2013
Joseph S. De Vita	7,612.50	(1)	15	$50.00	September 30, 2013
Richard W. Seelinger	5,075.00	(1)	10	$50.00	September 30, 2013
Jeffrey C. Wanamaker	7,612.50	(1)	15	$50.00	September 30, 2013

(1)	The options reported vest in four equal annual installments beginning September 30, 2004.

Aggregate Options Exercised in the Last Fiscal Year and Year-End Values

      There were no options exercised in fiscal year 2003.

2003 Stock Option Plan

      In 2003, our board of directors adopted the SeaBright Insurance Holdings Inc. 2003 Stock Option Plan. The purpose of this plan is to create an incentive for officers and other employees to remain in our employ and to contribute to our success by granting to them a favorable opportunity to acquire our common stock. The plan is also intended to help us attract and retain individuals of exceptional managerial talent upon whom, in large measure, our sustained growth and profitability depends.

      Types of awards and eligibility. The plan provides for the grant of “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code, to our executive officers or other key employees selected by our board of directors to participate in the plan.

      Share reserve/limitation. The number of shares of common stock with respect to which options may be granted under the plan and which may be issued upon exercise thereof may not exceed 101,500, subject to the board’s authority to adjust this amount in the event of a reorganization, recapitalization, merger, consolidation, share exchange, stock dividend, stock split or similar transactions affecting our common stock. As of August 31, 2004, we have granted options to purchase 63,250 shares of common stock under the plan. We anticipate that all future option grants will be made under our 2004 Long-Term Equity Incentive Plan, discussed below, and we do not intend to issue any further options under this plan.

      Administration. Our board of directors, or committee designated by the board, administers the plan. Under the plan, the board or the committee has sole and complete authority to: select participants; grant options to participants in forms and amounts it determines; impose limitations, restrictions and conditions upon options as it deems appropriate; interpret the plan and adopt, amend and rescind administrative guidelines and other rules relating to the plan; correct any defect or omission or reconcile any inconsistency in the plan or an option granted under the plan; and make all other determinations on and take all other actions necessary or advisable for the implementation and administration of the plan.

      Terms of Awards. The exercise price of an option granted under the plan may not be less than 100% of the fair market value of our common stock on the date the option is granted. Our board of directors determines, in connection with each option grant under the plan, when options become exercisable and when they expire, provided that the expiration may not exceed ten years from the date of grant.

      Change of Control. In the event of a change of control of SeaBright, the board may provide, in its discretion, that options granted under the plan become immediately exercisable by any participants who are employed by us at the time of such change of control.

2004 Long-Term Equity Incentive Plan

      Prior to the closing of this offering, we intend to adopt the SeaBright Insurance Holdings, Inc. 2004 Long-Term Equity Incentive Plan. The equity incentive plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and other equity-based awards. Directors, officers and other employees of SeaBright and its subsidiaries, as well as others performing services for us, will be eligible for grants under the plan. The purpose of the equity incentive plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

      A total of                      shares of our common stock, representing                % of our outstanding common stock after the offering, will be available for issuance under the equity incentive plan. This amount will automatically increase on the first day of each fiscal year beginning in 2005 and ending in 2014 by the lesser of: (i) 2% of the shares of common stock outstanding on the last day of the immediately preceding fiscal year or (ii) such lesser number of shares as determined by the compensation committee of our board of directors. The number of shares available for issuance under the equity incentive plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, authorized and unissued or held as treasury shares.

      The compensation committee of our board of directors will administer the equity incentive plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. We anticipate that in connection with the offering, we will grant options to purchase an aggregate of approximately                      shares of our common stock to approximately                     employees. All of these options will have an exercise price equal to the initial public offering price of the common stock in the offering, and will be subject to                     vesting over a                period.

      The following is a summary of the material terms of the equity incentive plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the equity incentive plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Equity Incentive Plan

      Eligibility. Directors, officers and employees of SeaBright and its subsidiaries, as well as other individuals performing services for us, or to whom we have extended an offer of employment, will be eligible to receive grants under the equity incentive plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees. As of                     , 2004, there were approximately                     employees expected to be eligible to participate in the equity incentive plan.

      Stock Options. Under the equity incentive plan, the compensation committee or the board may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code, and other, non-qualified stock options. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than      % of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

      The compensation committee will determine the exercise price of any option in its discretion. However, the exercise price of an incentive option may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of SeaBright’s voting power may not be less than 110% of such fair market value on such date.

      Unless the compensation committee determines otherwise, the exercise price of any option may be paid in any of the following ways:

•	in cash,

•	by delivery of shares of common stock with a fair market value equal to the exercise price,

•	by simultaneous sale through a broker of shares of common stock acquired upon exercise, and/or

•	by having the Company withhold shares of common stock otherwise issuable upon exercise.

      If a participant elects to deliver or withhold shares of common stock in payment of any part of an option’s exercise price, the compensation committee may in its discretion grant the participant a “reload option.” The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered or withheld. The reload option may also include, if the compensation committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of the Company’s tax withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.

      The compensation committee will determine the term of each option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive option granted to a person who owns stock constituting more than 10% of the voting power of SeaBright, five years from the date of grant. In addition, all options under the equity incentive plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or its subsidiaries. Options generally expire 30 days after the date of cessation of service, so long as the grantee does not compete with the Company during the 30-day period.

      There are, however, exceptions depending upon the circumstances of cessation. In the case of a grantee’s death or disability, all options will become fully vested and exercisable and remain so for up to 180 days after the date of death or disability. In the event of retirement, a grantee’s vested options will remain exercisable for up to 90 days after the date of retirement, while his or her unvested options may become fully vested and exercisable in the discretion of the compensation committee. In each of the foregoing circumstances, the board or compensation committee may elect to further extend the applicable exercise period in its discretion. Upon termination for cause, all options will terminate immediately. And if we undergo a change in control and a grantee is terminated from service within one year thereafter, all options will become fully vested and exercisable and remain so for up to one year after the date of termination. In addition, the compensation committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control of SeaBright, whether or not the grantee is subsequently terminated.

      Stock Appreciation Rights. The compensation committee may grant stock appreciation rights, or SARs, alone or in tandem with stock options, subject to the terms and conditions it determines under the equity incentive plan. SARs granted in tandem with options become exercisable only when, to the extent and on the conditions that the related options are exercisable, and they expire at the same time the related options expire. The exercise of an option results in the immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of an SAR results in the immediate forfeiture of any related option to the extent the SAR is exercised.

      Upon exercise of an SAR, the grantee will receive an amount in cash and/or shares of common stock or other Company securities equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR or, in the case of an SAR granted in tandem with options, of the option to which the SAR relates, multiplied by the number of shares as to which the SAR is exercised.

      Restricted Stock. Under the equity incentive plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Unless the compensation committee determines otherwise, all restrictions on a grantee’s restricted stock will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, SeaBright and its subsidiaries, if the cessation occurs due to a termination within one year after a change in control of the Company or due to death, disability or, in the discretion of the compensation committee, retirement. In addition, the compensation committee has the authority to award shares of restricted stock with respect to which all restrictions shall lapse automatically upon a change in control of SeaBright, whether or not the grantee is subsequently terminated. If termination of employment or service occurs for any other reason, all of a grantee’s restricted stock as to which the applicable restrictions have not lapsed will be forfeited immediately.

      Restricted Stock Units; Deferred Stock Units. Under the equity incentive plan, the compensation committee may award restricted stock units subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive one share of common stock for each restricted stock unit at the end of the vesting period applicable to such restricted stock unit. Unless the compensation committee determines otherwise, all restrictions on a grantee’s restricted stock units will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, SeaBright and its subsidiaries, if the cessation occurs due to a termination within one year after a change in control of the Company or due to death, disability or, in the discretion of the compensation committee, retirement. In addition, the compensation committee has the authority to award restricted stock units with respect to which all restrictions shall lapse automatically upon a change in control of SeaBright, whether or not the grantee is subsequently terminated. If termination of employment or service occurs for any other reason, all of a grantee’s restricted stock units as to which the applicable restrictions have not lapsed will be forfeited immediately. Prior to the end of the vesting period applicable to any grant of restricted stock units, a grantee may elect to defer the receipt of all or a portion of the shares then due and convert such restricted stock units into deferred stock units. Subject to specified exceptions, the grantee will receive shares in respect of such deferred stock units at the end of the deferral period.

      Performance Awards. Under the equity incentive plan, the compensation committee may grant performance awards contingent upon achievement by the grantee, SeaBright and/or its subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such as, for example, return on equity, over a specified performance cycle, as designated by the compensation committee. Performance awards may include specific dollar-value target awards, performance units, the value of which is established by the compensation committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of our common stock or other securities.

      Unless the compensation committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, SeaBright and its subsidiaries prior to completion of a performance cycle, because of termination within one year after a change in control or due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award.

      Vesting, Withholding Taxes and Transferability of All Awards. The terms and conditions of each award made under the equity incentive plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the equity incentive plan may vest and become exercisable within six months of the date of grant, unless the compensation committee determines otherwise.

      Unless the compensation committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or SAR or upon grant or vesting of restricted stock or a restricted stock unit, in order to satisfy our withholding obligations in connection with any such exercise, grant or vesting.

      Unless the compensation committee determines otherwise, no award made under the equity incentive plan will be transferable other than by will or the laws of descent and distribution or to a grantee’s family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.

      Amendment and Termination of the Equity Incentive Plan. The board may amend or terminate the equity incentive plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with applicable stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the equity incentive plan without the affected participant’s consent. If not previously terminated by the board, the equity incentive plan will terminate on the tenth anniversary of its adoption.

Employment Agreements

      The following information summarizes the employment agreements for our chief executive officer and each of our other named executive officers who were the most highly compensated for the year ended December 31, 2003.

      John G. Pasqualetto. Mr. Pasqualetto’s employment agreement provides for an annual base salary of $313,793 and an annual incentive bonus in a target amount of 65% of his base salary. Mr. Pasqualetto’s salary and target bonus amount are subject to review by the board for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. Mr. Pasqualetto may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Mr. Pasqualetto’s employment without cause or if Mr. Pasqualetto terminates his employment for good reason, each as defined in his employment agreement, he will be entitled to receive his base salary and bonus (prorated to the date of termination) payable in regular installments from the date of termination for a period of 18 months thereafter. Mr. Pasqualetto’s employment agreement provides that he will be restricted from engaging in specified competitive activities and soliciting SeaBright’s employees, customers, suppliers or other business relations for 18 months following the date of his termination.

      Richard J. Gergasko. Mr. Gergasko’s employment agreement provides for an annual base salary of $258,832 and an annual incentive bonus in a target amount of 50% of his base salary. Mr. Gergasko’s salary and target bonus amount are subject to review by the board for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. Mr. Gergasko may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Mr. Gergasko’s employment without cause, as defined in his employment agreement, he will be entitled to receive his base salary (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Mr. Gergasko’s employment agreement provides that he will be restricted from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for 12 months following the date of his termination.

      Joseph S. De Vita. Mr. De Vita’s employment agreement provides for an annual base salary of $216,000 and an annual incentive bonus in a target amount of 50% of his base salary. Mr. De Vita’s salary and target bonus amount are subject to review by the board for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. Mr. De Vita may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Mr. De Vita’s employment without cause, as defined in his employment agreement, he will be entitled to receive his base salary (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Mr. De Vita’s employment agreement provides that he will be restricted from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for 12 months following the date of his termination.

      Richard W. Seelinger. Mr. Seelinger’s employment agreement provides for an annual base salary of $187,113 and an annual incentive bonus in a target amount of 40% of his base salary. Mr. Seelinger’s salary and target bonus amount are subject to review by the board for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. Mr. Seelinger may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Mr. Seelinger’s employment without cause, as defined in his employment agreement, he will be entitled to receive his base salary (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Mr. Seelinger’s employment agreement provides that he will be restricted from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for 12 months following the date of his termination.

      Jeffrey C. Wanamaker. Mr. Wanamaker’s employment agreement provides for an annual base salary of $164,966 and an annual incentive bonus in a target amount of 40% of his base salary. Mr. Wanamaker’s salary and target bonus amount are subject to review for market and performance adjustments at the beginning of each calendar year and may be adjusted after such review in the board’s sole discretion. Mr. Wanamaker may participate in present and future benefit plans that are generally made available to employees from time to time. If we terminate Mr. Wanamaker’s employment without cause, as defined in his employment agreement, he will be entitled to receive his base salary (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Mr. Wanamaker’s employment agreement provides that he will be restricted from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for 12 months following the date of his termination.

PRINCIPAL STOCKHOLDERS

      The following table provides information concerning beneficial ownership of our common stock as of June 30, 2004, by:

•	each of our directors;

•	each of our named executive officers as of June 30, 2004;

•	each person known by us to beneficially own 5% or more of our outstanding common stock; and

•	all of our directors and executive officers as a group.

      The following table lists the number of shares and percentage of shares beneficially owned based on 1,016,730.5 shares of common stock outstanding as of June 30, 2004 (on an as-converted basis) and assumes the conversion of each of our outstanding shares of preferred stock into two shares of common stock upon completion of this offering. The table also lists the applicable percentage of shares beneficially owned based on                      shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option.

      Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2004, are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

	Beneficial Ownership		Beneficial Ownership
	Prior to the Offering		After the Offering

Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage

Summit Partners(1)	1,000,000	98.5%
Peter Y. Chung(2)	1,000,000	98.5%
J. Scott Carter	—	—
John G. Pasqualetto	3,100	*
Richard J. Gergasko	2,400	*
Joseph S. De Vita	2,500	*
Richard W. Seelinger	1,500	*
Jeffrey C. Wanamaker	1,110.5	*
Mural R. Josephson	—	—
George M. Morvis	—	—
All directors and executive officers as a group (10 persons)	1,010,610.5	99.4%

*	Less than 1%.

(1)	Represents (a) 265,700 shares of common stock held by Summit Ventures V, L.P.; (b) 44,428 shares of common stock held by Summit V Companion Fund, L.P.; (c) 17,772 shares of common stock held by Summit V Advisors Fund (QP), L.P.; (d) 5,432 shares of common stock held by Summit V Advisors Fund, L.P.; (e) 450,918 shares of common stock held by Summit Ventures VI-A, L.P.; (f) 188,052 shares of common stock held by Summit Ventures VI-B, L.P.; (g) 9,378 shares of common stock held by Summit VI Advisors Fund, L.P.; (h) 14,398 shares of common stock held by Summit VI Entrepreneurs Fund, L.P.; and (i) 3,922 shares of common stock held by Summit Investors VI, L.P. (such entities collectively referred to as “Summit Partners”). Summit Partners,

LLC is the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. The address for each of these entities is 499 Hamilton Avenue, Palo Alto, CA 94301.

(2)	Consists of shares held by Summit Partners. Mr. Chung does not have voting or dispositive authority over these shares and disclaims beneficial ownership of these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We have entered into certain transactions and contractual arrangements with some of our stockholders and members of management, including the following:

Stockholders Agreement

      In connection with the Acquisition on September 30, 2003, we entered into a stockholders agreement with each of our stockholders. The operative provisions of the stockholders agreement direct the voting of shares for our board of directors, impose transfer restrictions on our shares and require the stockholders to consent to our sale to a third party if such sale is approved by the Summit Partners investors. These provisions of the agreement terminate automatically upon the completion of this offering.

Registration Agreement

      In connection with the Acquisition on September 30, 2003, we entered into a registration agreement with the Summit Partners investors and a minority investor. Under the registration agreement, the holders of a majority of Registrable Securities (as defined in the registration agreement) have the right to require us to register any or all of their common stock in SeaBright (including any common stock issued or issuable upon conversion of shares of SeaBright’s convertible preferred stock) under the Securities Act at our expense. In addition, all holders of Registrable Securities are entitled to request the inclusion of any of their common stock in any registration statement at our expense whenever we propose to register shares of our common stock under the Securities Act. In connection with these registrations, we have agreed to indemnify all holders of Registrable Securities against certain liabilities, including liabilities under the Securities Act.

Management Rights Agreement

      In connection with the Acquisition on September 30, 2003, we entered into a management rights agreement with the Summit Partners investors. Pursuant to this agreement, Summit Partners investors are entitled to: (1) consult with and advise our management with respect to significant business issues, including, among other things, management’s proposed annual operating plan, (2) examine our books and records and inspect our facilities and (3) attend any board meetings to the extent that they do not have a representative on our board of directors. This agreement terminates automatically upon the completion of this offering.

Summit Partners Investors Stock Purchases

      We entered into a stock purchase agreement with the Summit Partners investors in connection with the Acquisition on September 30, 2003. Pursuant to this agreement, the Summit Partners investors purchased an aggregate of 450,000 shares of our convertible preferred stock for an aggregate purchase price of $45 million. We entered into a second stock purchase agreement with the Summit Partners investors, as well as certain members of our management, in June 2004 pursuant to which the Summit Partners investors purchased an aggregate of 50,000 shares of our convertible preferred stock for an aggregate purchase price of $5 million. Each share of convertible preferred stock purchased under the stock purchase agreements will be converted into two shares of common stock upon the closing of this offering.

Executive Stock Purchase Agreements

      We entered into executive stock purchase agreements with each of John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Richard W. Seelinger and Jeffrey C. Wanamaker in September 2003 pursuant to which the executives purchased an aggregate of 4,250 shares of our convertible preferred stock for an aggregate purchase price of $425,000. In June 2004, we entered into (i) a stock purchase agreement with Messrs. Pasqualetto, Gergasko, De Vita and Wanamaker, as well as the Summit Partners investors, pursuant to which the executives purchased an aggregate of 1,055.25 shares of our convertible preferred stock for an aggregate purchase price of $105,525, and (ii) separate executive stock agreements with each of Chris A. Engstrom and James L. Borland III, pursuant to which these key employees purchased an additional 560 shares of our convertible preferred stock for an aggregate purchase price of $56,000. Each share of convertible preferred stock purchased under the stock purchase agreements will be converted into two shares of common stock upon the closing of this offering. The purchase agreements provide us with a repurchase option upon the termination of an executive’s employment. In the event that we do not elect to exercise the repurchase option, the Summit Partners investors may exercise the repurchase option. Pursuant to the repurchase option, we or the Summit Partners investors, as the case may be, may repurchase a terminated executive’s securities at fair market value. The repurchase option terminates automatically upon the completion of this offering.

DESCRIPTION OF CAPITAL STOCK

      In connection with this offering, we intend to restate our certificate of incorporation and bylaws. The following summary of our capital stock does not relate to our current certificate of incorporation or bylaws, but rather is a description of our capital stock pursuant to the restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering.

      Our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share, and                      shares of preferred stock, par value $0.01 per share. Of our authorized capital stock, no shares of common stock are currently issued and outstanding                 shares of convertible preferred stock are currently issued and outstanding and held of record by the Summit Partners investors, members of our management team and other minority investors. See “Principal Stockholders.”

      The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law. See “Where You Can Find Additional Information.”

Common Stock

      Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of convertible preferred stock may be entitled, holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.” If there is a liquidation, dissolution or winding up of SeaBright, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities, and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of our convertible preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

      Our restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. Each series of preferred stock will have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays and uncertainties associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings for the issuance of preferred stock and our board of directors has no present intention to issue any shares of preferred stock.

Registration Rights

      See “Certain Relationships and Related Transactions” for a description of the registration agreement we have entered into with certain of our stockholders.

Effect of Restated Certificate of Incorporation and Bylaws

      Our restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

      Our restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. In addition, our restated certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by a resolution adopted by a majority of our board of directors or by our chief executive officer. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting.

      Our bylaws establish an advance notice procedure for stockholder proposals to be brought before our annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of director candidates or proposals regarding other business to come before a special or annual meeting, the bylaws may have the effect of precluding the conduct of proposed business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Delaware Law

      We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Listing

      We have applied to list our common stock on the Nasdaq National Market under the symbol “SEAB.”

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock will be                                                             The address of the transfer agent and registrar is                     and its telephone number is                     .

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering we will have a total of                      shares of common stock outstanding (                      shares if the underwriters exercise the over-allotment option in full). All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”) by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

      The remaining shares of common stock outstanding will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our 2003 Stock Option Plan and our 2004 Long-term Equity Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below. We expect that the registration statements on Form S-8 will cover                      shares.

      No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Lock-up Agreements

      We and our executive officers, directors and 1% or greater stockholders have agreed that, without the prior written consent of the Representatives, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

      These restrictions do not apply to any transfers (i) as a bona fide gift or gifts, so long as the donee or donees agree in writing to be bound by the restrictions in the lock-up agreement, (ii) to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the transferor or the immediate family of the transferor, so long as a duly authorized officer, representative or trustee of the transferee agrees in writing to be bound by the restrictions in the lock-up agreement, and so long as the transfer does not involve a disposition for value or (iii) if the transfer occurs by operation of law, such as rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic order, so long as the transferee executes an agreement acknowledging that the transferee is receiving and holding the shares subject to the provisions of the lock-up agreement.

      The Representatives do not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however the Representatives, in their sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, the Representatives will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

Registration Rights

      See “Certain Relationships and Related Transactions” for a description of the registration agreement we have entered into with certain of our stockholders.

UNDERWRITING

      Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc. (“FBR”), Piper Jaffray & Co. and Cochran, Caronia & Co. are acting as Representatives, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective number of shares of common stock:

Underwriter	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
Piper Jaffray & Co.
Cochran, Caronia & Co.
Total

      We have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase on a pro rata basis, at the public offering price less underwriting discounts and commissions, up to an additional            shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to conditions specified in the underwriting agreement, to purchase that number of additional shares.

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the shares subject to the over-allotment option, if any shares are purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

      The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $           per share. The underwriters may allow, and such dealers may re-allow, a discount not to exceed $           per share to certain other dealers.

      The following table provides information regarding the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to  additional shares.

	No Exercise of	Full Exercise of
Paid by Us	Over-Allotment Option	Over-Allotment Option

Per Share	$	$
Total	$	$

      We have agreed to reimburse FBR for its expenses incurred in connection with this offering up to $                 . We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $          .

      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price our common stock. Specifically, the underwriters may over-allot this offering by selling more than the number of shares of common stock offered by this prospectus, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriters may reclaim selling concessions from dealers if shares of our common stock sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      We and our executive officers, directors and 1% or greater stockholders have agreed that, without the prior written consent of the Representatives, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

      These restrictions do not apply to any transfers (i) as a bona fide gift or gifts, so long as the donee or donees agree in writing to be bound by the restrictions in the lock-up agreement, (ii) to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the transferor or the immediate family of the transferor, so long as a duly authorized officer, representative or trustee of the transferee agrees in writing to be bound by the restrictions in the lock-up agreement, and so long as the transfer does not involve a disposition for value or (iii) if the transfer occurs by operation of law, such as rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic order, so long as the transferee executes an agreement acknowledging that the transferee is receiving and holding the shares subject to the provisions of the lock-up agreement.

      The Representatives do not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however the Representatives, in their sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 180-day period without notice. In considering a request to release shares from a lock-up agreement, the Representatives will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

      The underwriters have reserved for sale, at the initial offering price,            shares of common stock for certain of our officers, employees and brokers and agents who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      The underwriters have informed us that they do not intend to make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.

      Prior to the completion of this offering, there has been no public market for the shares. The initial public offering price will be negotiated by us and the Representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      FBR will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by FBR. Other than the prospectus in electronic format, the information on the FBR website is not part of this prospectus.

LEGAL MATTERS

      We are being represented by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois, in connection with this offering. Certain partners of Kirkland & Ellis LLP, through investment partnerships, beneficially own equity interests in SeaBright representing less than 1% of the common stock outstanding immediately prior to this offering. Kirkland & Ellis LLP represents entities affiliated with Summit Partners, L.P. in connection with certain legal matters. The underwriters are represented by Lord, Bissell & Brook LLP, Chicago, Illinois.

EXPERTS

      The combined financial statements and schedules of the Company’s predecessor as of December 31, 2002 and for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 and the audited consolidated financial statements and schedules of the Company as of December 31, 2003 and for the period from June 19, 2003 (inception) through December 31, 2003, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting. The audit report covering the Predecessor’s combined financial statements refers to the Predecessor’s adoption of Statement of Financial Accounting Standards No. 142 — Goodwill and Other Intangible Assets.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

      Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s web site. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by, reported on, and with an opinion expressed by an independent accounting firm.

SEABRIGHT INSURANCE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

SEABRIGHT INSURANCE HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
Period from June 19, 2003 (Inception)
through December 31, 2003
(With Report of Independent
Registered Public Accounting
Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors

SeaBright Insurance Holdings, Inc.:

      We have audited the accompanying consolidated balance sheet of SeaBright Insurance Holdings, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statement of operations, changes in stockholders’ equity and comprehensive loss, and cash flows for the period from June 19, 2003 (inception) through December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SeaBright Insurance Holdings, Inc. and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for the period from June 19, 2003 (inception) through December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, WA

April 7, 2004, except as to notes 13(c) and 18(b), (c)
  which are as of September 14, 2004

SEABRIGHT INSURANCE HOLDINGS, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2003
(In thousands)

ASSETS
Investment securities available-for-sale, at fair value	$51,881
Cash and cash equivalents	5,008
Accrued investment income	486
Premiums receivable, net of allowance	5,263
Deferred premiums	14,555
Service income receivable	1,224
Reinsurance recoverables	12,050
Receivable under reserve guarantee	2,468
Prepaid reinsurance	2,340
Property and equipment, net	340
Deferred federal income taxes, net	991
Deferred policy acquisition costs, net	1,936
Intangible assets, net	2,824
Goodwill	2,062
Other assets	2,652

Total assets	$106,080

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expenses	$29,733
Unearned premiums	18,602
Reinsurance funds withheld and balances payable	2,807
Premiums payable	3,976
Accrued expenses and other liabilities	5,196
Federal income tax payable	161

Total liabilities	60,475

Stockholders’ equity:
Common stock $.001 par value. Authorized 1,100,000 shares; no shares issued and outstanding	—
Preferred stock $.001 par value. Authorized 750,000 shares; issued and outstanding 456,750 shares	—
Paid-in capital	45,675
Accumulated deficit	(202)
Accumulated other comprehensive income	132

Total stockholders’ equity	45,605
Commitments and contingencies

Total liabilities and stockholders’ equity	$106,080

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
Period from June 19, 2003 (Inception) through December 31, 2003
(In thousands)

Revenue:
Premiums earned	$3,134
Net investment income	313
Net realized loss	(4)
Claims service income	663
Other service income	561
Other income	35

4,702

Losses and expenses:
Losses and loss adjustment expenses	3,024
Underwriting, acquisition, and insurance expenses	1,789
Other expenses	192

5,005

Loss before federal income taxes	(303)

Provision (benefit) for federal income taxes:
Current	123
Deferred	(224)

(101)

Net loss	$(202)

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’
EQUITY AND COMPREHENSIVE LOSS
Period from June 19, 2003 (Inception) through December 31, 2003
(In thousands)

				Accumulated
				Other
	Preferred	Paid-in	Accumulated	Comprehensive
	Stock	Capital	Deficit	Income	Total

Balance at June 19, 2003 (inception)	$—	$—	$—	$—	$—
Issuance of preferred stock	—	45,675	—	—	45,675
Comprehensive loss:
Net loss	—	—	(202)	—	(202)
Other comprehensive income (loss):
Reclassification adjustment for realized losses recorded into income, net of tax of ($1)				(3)	(3)
Increase in unrealized gain on investment securities available-for-sale, net of tax of $69				135	135

Comprehensive loss					(70)

Balance at December 31, 2003	$—	$45,675	$(202)	$132	$45,605

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
Period from June 19, 2003 (inception) through December 31, 2003
(In thousands)

Cash flows from operating activities, net of effect of acquisition:
Net loss	$(202)
Adjustments to reconcile net loss to net cash provided by operating activities, net of effect of acquisition:
Amortization of deferred policy acquisition costs	322
Policy acquisition costs deferred	(2,258)
Provision for depreciation and amortization	320
Net realized loss on investments	4
Benefit for deferred federal income taxes	(262)
Changes in certain assets and liabilities:
Federal income taxes payable	161
Unpaid loss and loss adjustment expense	1,374
Reinsurance recoverables, net of reinsurance withheld	(1,426)
Unearned premiums, net of premiums receivable	2,170
Accrued investment income	(372)
Other assets and other liabilities	670

Net cash provided by operating activities	501

Cash flows from investing activities, net of effect of acquisition:
Purchases of investments	(41,901)
Sales of investments	6,022
Purchases of property and equipment	(267)
Cash paid for acquisition, net of cash acquired	(5,022)

Net cash used in investing activities	(41,168)

Cash provided by financing activities:
Proceeds from the issuance of preferred stock	45,675

Net increase in cash and cash equivalents	5,008
Cash and cash equivalents at beginning of the period	—

Cash and cash equivalents at end of the period	$5,008

Supplemental disclosure of noncash activities:
Increase in accrued liabilities incurred due to acquisition of assets	$476

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

(1)	Organization

      SeaBright Insurance Holdings, Inc. (SIH), a Delaware corporation, was formed in June 2003. On July 14, 2003, SIH entered into a purchase agreement, effective September 30, 2003, with Kemper Employers Group, Inc. (KEG), Eagle Insurance Companies (Eagle), and Lumbermens Mutual Casualty Company (LMC), affiliates, all ultimately owned by Kemper Insurance Companies (KIC) (the Acquisition). Under this agreement, SIH acquired Kemper Employers Insurance Company (KEIC), PointSure Insurance Services, Inc. (PointSure), and certain assets of Eagle, primarily renewal rights as further discussed in note 15.

      KEIC is licensed to write workers’ compensation insurance in 42 states and the District of Columbia. Domiciled in the State of Illinois and commercially domiciled in the State of California, it writes both state act workers’ compensation insurance and United States Longshore and Harborworkers’ Compensation insurance (USL&H). Prior to the Acquisition, beginning in 2000, KEIC wrote business only in California. In May 2002, KEIC ceased writing business and by December 31, 2003, all premiums related to business prior to the Acquisition were 100% earned. As further discussed in note 15, KEIC unpaid loss and loss adjustment as of the date of the acquisition are guaranteed by LMC.

      PointSure is engaged primarily in administrative and brokerage activities. Eagle consists of Eagle Pacific Insurance Company, Inc. and Pacific Eagle Insurance Company, Inc., both writers of state act workers’ compensation insurance and USL&H that are in run-off as of September 30, 2003.

      KEIC resumed writing business effective October 1, 2003, primarily targeting policy renewals for former Eagle business in the States of California, Hawaii, and Alaska. In November 2003, permission was granted by the Illinois Department of Insurance for KEIC to change its name to SeaBright Insurance Company (SBIC).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

      The accompanying consolidated financial statements include the accounts of SIH and its wholly owned subsidiaries, PointSure and SBIC, (collectively, the Company). All significant intercompany transactions among these affiliated entities have been eliminated in consolidation.

      The consolidated financial statements of the Company have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States) and include amounts based on the best estimates and judgment of management. Such estimates and judgments could change in the future, as more information becomes known which could impact the amounts reported and disclosed herein.

(b)	Investment Securities

      Investment securities are classified as available-for-sale and carried at fair value, adjusted for other than temporary declines in fair value, with changes in unrealized gains and losses recorded directly in other comprehensive income, net of applicable income taxes. The estimated fair value of investments in available-for-sale securities is generally based on quoted market value prices for securities traded in the public marketplace. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount of the security to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of securities. These securities are carried at the unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using a method that approximates the level yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. To the extent the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. Prepayment assumptions used for mortgage-backed and asset-backed securities were obtained from an external securities information service and are consistent with the current interest rate and economic environment.

      Realized gains and losses, which arise principally from the sale of investments, are determined on a specific-identification basis.

(c) Cash and Cash Equivalents

      Cash and cash equivalents, which consist primarily of amounts deposited in banks and financial institutions, and all highly liquid investments with maturity of 90 days or less when purchased, are stated at cost.

(d) Use of Estimates

      The preparation of the consolidated financial statements in conformity with United States generally accepted accounting standards requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company has used significant estimates in determining the unpaid loss and loss adjustment expenses, goodwill, intangibles, earned premiums on retrospectively rated policies, and amounts related to reinsurance.

(e) Premiums Receivable

      Premiums receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of uncollected premium in the Company’s existing premiums receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f) Deferred Policy Acquisition Costs

      Acquisition costs related to premiums written are deferred and amortized over the periods in which the premiums are earned. Such acquisition costs include commissions, premium taxes, and certain underwriting and policy issuance costs. Deferred policy acquisition costs are limited to amounts recoverable from unearned premiums and anticipated investment income.

(g) Property and Equipment

      Furniture and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are five and three years, respectively. Depreciation expense from inception through December 31, 2003 was approximately $20,000.

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h) Goodwill and Intangible Assets

      Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Financial Accounting Standards Board Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(i) Revenue Recognition

      Premiums for primary and reinsured risks are included in income as earned on a pro rata basis over the effective period of the respective policies. Earned premiums on retrospectively rated policies are based on the Company’s estimate of loss experience as of the measurement date. Unearned premiums are deferred and include that portion of premiums written that is applicable to the unexpired period of the policies in force and estimated adjustments of premiums on policies that have retrospective rating endorsements. As of December 31, 2003, approximately 43.8% of premiums written relates to retrospectively rated policies.

      Service income generated from various underwriting and claims service agreements with LMC and third parties is recognized as income in the period in which services are performed.

(j) Unpaid Loss and Loss Adjustment Expenses

      Unpaid loss and loss adjustment expenses represent estimates of the ultimate net cost of all unpaid losses incurred through the specified period. Loss adjustment expenses are estimates of unpaid expenses to be incurred in settlement of the claims provided in unpaid losses. These liabilities, which anticipate salvage and subrogation recoveries and are presented gross of amounts recoverable from reinsurers, include estimates of future trends in claim severity and frequency and other factors that could vary as the losses are ultimately settled. Unpaid loss and loss adjustment expenses at December 31, 2003 consist of acquired unpaid loss and loss adjustment expenses that have been guaranteed by LMC for the KEIC California Workers’ Compensation business for business written by the Company prior to October 1, 2003.

      We use independent actuaries to evaluate the adequacy of our unpaid loss and loss adjustment expense. In light of the Company’s short operating history, and uncertainties concerning the effects of legislative reform specifically as it relates to the Company’s California Workers Compensation class of business, actuarial techniques are applied that use the historical experience of the Company’s predecessor as well as industry information in the unpaid loss and loss adjustment expenses.

      Although it is not possible to measure the degree of variability inherent in such estimates, management believes that the unpaid loss and loss adjustment expenses are adequate. The estimates are continually reviewed and necessary adjustments are included in current operations.

(k) Reinsurance

      The Company protects itself from excessive losses by reinsuring certain levels of risk in various areas of exposure with nonaffiliated reinsurers. Reinsurance premiums, commissions, expense reimbursements, and unpaid loss and loss adjustment expenses related to ceded business are accounted for on a basis consistent with those used in accounting for original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies are reported as a reduction of premiums written and earned. Reinsurance recoverables are determined based on the terms and conditions of the reinsurance contracts.

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(l) Income Taxes

      The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse, net of any applicable valuation allowances.

(m)	Preferred Stock

      In September 2003, the Board of Directors authorized 750,000 shares of preferred stock, all of which were designated as Series A preferred stock. In September 2003, the Company issued 456,750 shares of the Series A preferred stock for cash proceeds, net of issuance costs, of $45,675,000. At December 31, 2003, 456,750 shares of Series A preferred stock were issued and outstanding.

      Each share of Series A preferred stock is convertible into two shares of common stock at the option of the holder, subject to certain customary antidilution provisions. Series A shareholders are entitled to dividends, when and if declared, on an as-if-converted basis. All preferred shareholders have preference in liquidation above the common shareholders and were granted certain registration rights. The outstanding Series A preferred stock is owned by 15 entities or individuals.

(n)	Earnings Per Share

      Earnings per share is not presented as there are no issued and outstanding shares of common stock and, since the Company had a net loss for the period ended December 31, 2003, any common stock equivalents would be anti-dilutive.

(o)	Stock Based Compensation

      The Company measures its employee stock-based compensation arrangements using the provisions outlined in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which is an intrinsic value-based method of recognizing compensation costs. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-based Compensation. None of the Company’s stock options have an intrinsic value at grant date and, accordingly no compensation cost has been recognized for its stock option plan activity.

      The following table illustrates the effect on net loss for the period ended December 31, 2003 if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock option plan:

(In thousands)
Net loss:
As reported	$(202)
Less SFAS No. 123 compensation costs, net of taxes	(17)

Pro forma net loss	$(219)

      The compensation expense included in the pro forma net loss is not likely to be representative of the effect on reported net income for future years because options vest over several years and additional awards may be made each year.

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of options granted during the period from inception through December 31, 2003, is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used to calculate the fair value of the options granted:

	Risk Free			Expected	Weighted
	Interest	Expected Life	Expected	Dividend	Average
	Rate	(In Years)	Volatility	Yield	Fair Value

Grant period ended:
December 31, 2003	2.54%	7	0.00%	0.00%	$50

(p) Recently Adopted Accounting Standards

      All recently issued accounting standards with adoption dates of October 1 and prior were adopted by the Company upon incepting business on October 1, 2003.

(3)	Investments

      The consolidated cost or amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities available-for-sale at December 31, 2003 are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(In thousands)
US treasuries and government obligations	$17,641	$16	$(107)	$17,550
Industrial and miscellaneous	11,367	58	(6)	11,419
Political subdivisions of states	3,494	74	—	3,568
Special revenue and special assessment	4,826	117	(3)	4,940
Mortgage-backed securities	14,352	58	(6)	14,404

Total investment securities available-for-sale	$51,680	$323	$(122)	$51,881

      At December 31, 2003, the unrealized loss on temporarily impaired investments totaled $122,567 for investment securities available-for-sale with a fair value of $17,617,037. All were impaired for less than one year. The majority of the impairment on investment securities available-for-sale was in US treasury notes and government obligations, which accounted for 81% of the total impairment. Temporarily impaired securities are a result of market value changes and are expected to regain the lost value with market shifts; other than temporarily impaired securities are a result of contractual failure by the issuer and are not expected to rebound and are considered not collectable.

      The Company evaluated investment securities with fair values less than amortized cost and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase.

      The Company anticipates full recovery of amortized costs with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

      The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2003, by contractual maturity, are set forth below. Actual maturities may differ from

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or	Estimated
Maturity	Amortized Cost	Fair Value

	(In thousands)
Due in one year or less	$767	$767
Due after one year through five years	12,320	12,307
Due after five years through ten years	23,724	23,891
Due after ten years	517	513
Securities not due at a single maturity date	14,352	14,403

Total investment securities available-for-sale	$51,680	$51,881

      The consolidated amortized cost of investment securities available-for-sale deposited with various regulatory authorities was $12,960,780 at December 31, 2003.

      Major categories of the consolidated net investment income are summarized as follows for the period ended December 31, 2003:

(In thousands)
Investment securities available-for-sale	$333
Cash and short-term investments	21

Total gross investment income	354
Less investment expenses	(41)

Net investment income	$313

      The consolidated proceeds and related gross realized gains and losses received from sales on investments are as follows for the period ended December 31, 2003:

		Gross	Gross
	Proceeds	Realized Gains	Realized Losses

	(In thousands)
Investment securities available-for-sale:
Sales	$5,840	$—	$(4)
Maturities and other	182	—	—

	$6,022	$—	$(4)

(4)	Fair Value of Financial Instruments

      Estimated fair value amounts, defined as the quoted market price of a financial instrument, have been determined using available market information and other appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimating methodologies may have an effect on the estimated fair value amounts.

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes:

•	Cash and cash equivalents, premiums receivable, and accrued expenses and other liabilities: The carrying amounts for these financial instruments as reported in the accompanying balance sheets approximate their fair values.

•	Investment securities: The estimated fair values for available-for-sale securities generally represent quoted market value prices for securities traded in the public marketplace or analytically determined values for securities not traded in the public marketplace. Additional data with respect to fair values of the Company’s investment securities are disclosed in note 3.

      Other financial instruments qualify as insurance-related products and are specifically exempted from fair value disclosure requirements.

(5)	Premiums

      Direct premiums written for the period ended December 31, 2003 was $22,154,316.

      Premiums receivable consist of the following at December 31, 2003:

(In thousands)
Premiums receivable	$5,285
Allowance for doubtful accounts	(22)

$5,263

      The activity in the allowance for doubtful accounts for the period ended December 31, 2003 is as follows:

(In thousands)
Balance at June 19, 2003	$—
Additions charged to bad debt expense	(64)
Write offs charged against allowance	42

Balance at December 31, 2003	$(22)

(6)	Property and Equipment

      Property and equipment are summarized as follows at December 31, 2003:

(In thousands)
Furniture and equipment	$360
Less accumulated depreciation and amortization	(20)

Property and equipment, net	$340

(7)	Reinsurance

(a) Reinsurance Ceded

      Under reinsurance agreements, the Company cedes various amounts of risk to non-affiliated insurance companies for the purpose of limiting the maximum potential loss arising from the underlying insurance risks.

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective October 1, 2003, the Company entered into reinsurance agreements wherein it retains the first $500,000 of each loss occurrence; the next $500,000 of such loss occurrence is 50% retained by SBIC after meeting a $1,500,000 aggregate deductible. Losses in excess of $1,000,000 up to $100,000,000 are 100% reinsured with non-affiliated reinsurers.

      SBIC has in place a series of reinsurance agreements that were entered into prior to its acquisition by SIH which are as follows: Effective from January 1, 1999 through January 1, 2001, SBIC retains the first $250,000 of each loss occurrence; the next $750,000 of such loss occurrence is 100% reinsured with non-affiliated reinsurers. Losses in excess of $1,000,000 up to $4,000,000 for this time period are 100% reinsured with non-affiliated reinsurers. Effective July 1, 2000 through July 1, 2002, SBIC retains the first $500,000 of each loss occurrence; the next $500,000 of such loss occurrence is 100% reinsured with non-affiliated reinsurers. Effective January 1, 2001 through January 1, 2002, SBIC retains the first $1,000,000 of each loss occurrence; losses up to $5,000,000 are 100% reinsured with non-affiliated reinsurers. Effective October 1, 2000 through October 1, 2001 SBIC has a quota-share agreement whereby 10% of the first $250,000 loss plus a pro-rata of expense are 100% reinsured with Swiss Reinsurance Company. Effective January 1, 2002 through May 31, 2002, 100% of all losses are 100% quota-shared to Argonaut Insurance Company.

      As part of the purchase of SBIC, SIH and LMC entered into an adverse development excess of loss reinsurance agreement (Agreement). The Agreement, after taking into account any recoveries from third party reinsurers, calls for LMC to reimburse SBIC 100% of the excess of the actual loss at December 31, 2011 over the initial unpaid loss and loss adjustment expenses at September 30, 2003. The Agreement also calls for SBIC to reimburse LMC 100% of the excess of the initial unpaid loss and loss adjustment expenses at September 30, 2003 over the actual loss results at December 31, 2011. As of December 31, 2003 the amount of adverse loss development under the Agreement was $2,467,917. The amount receivable from LMC is netted against loss and loss adjustment expense in the accompanying Consolidated Statement of Operations. As part of the Agreement, LMC placed into Trust an amount equal to 10% of the balance sheet unpaid loss and loss adjustment expenses of SBIC at the date of sale. Thereafter, the Trust shall be adjusted each quarter, if warranted, to an amount equal to 102% of LMC’s obligations under the Agreement. Initial unpaid loss and loss adjustment expenses were $15,952,773.

      As of December 31, 2003, the balance in the Trust is $1,628,067.

(b)	Reinsurance Recoverables and Income Statement Effects

      Balances affected by reinsurance transactions are reported gross of reinsurance in the balance sheet. Reinsurance recoverables are comprised of the following amounts at December 31, 2003:

(In thousands)
Reinsurance recoverables on unpaid losses and loss adjustment expenses	$11,238
Reinsurance recoverables on paid losses	812

Total reinsurance recoverables	$12,050

      The effects of reinsurance on income statement amounts are as follows for the period ended December 31, 2003:

(In thousands)
Reinsurance ceded:
Written premiums	$2,759
Earned premiums	419
Losses and loss adjustment expenses incurred	2,117

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from activities or economic characteristics of the reinsurers to minimize its exposure to losses from reinsurer insolvencies. In the event a reinsurer is unable to meet its obligations, the Company would be liable for the losses under the agreement.

(8)	Unpaid Loss and Loss Adjustment Expenses

      The following table summarizes the activity in unpaid loss and loss adjustment expense for the period ended December 31, 2003:

(In thousands)
Balance as of June 19, 2003 (inception)	$—
Balance acquired at October 1, 2003, net of reinsurance recoverables of $9,938	15,953

Incurred related to:
Current period	3,024
Prior periods	2,468
Receivable under reserve guarantee	(2,468)

Total incurred	3,024

Paid related to:
Current period	(1,061)
Prior periods	(1,889)

Total paid	(2,950)

Balance as of December 31, net of reinsurance recoverables of $11,238	$16,027

      As a result of changes in estimates of insured events in prior periods, the unpaid loss and loss adjustment expenses increased by $2,467,917 in the period due to development on previously reported claims. As further discussed in note 7, such amount has been guaranteed and will be reimbursed by LMC as part of the acquisition of KEIC by SIH.

(9)	Income Taxes

      For the period from inception through December 31, 2003 as well as for succeeding years, the operations of SIH and its subsidiaries will be included in a consolidated federal income tax return.

      The following is a reconciliation of the difference between the “expected” income tax computed by applying the federal statutory income tax rate to income before income taxes and the total federal income taxes reflected on the books for the initial period ended December 31, 2003:

(In thousands)
Computed “expected” tax at 34%	$(103)
Meals and entertainment	2

Total federal income taxes	$(101)

      SIH made no federal income tax payments during 2003 because estimated payments are not required for a short-period return of less than six months.

      Deferred federal income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and those amounts used for federal income

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tax reporting purposes. The significant components of the deferred tax assets and liabilities at December 31, 2003 are as follows:

(In thousands)
Deferred tax assets:
Unpaid loss and loss adjustment expenses	$995
Unearned premium	1,106
Net operating loss carryforward	117
Other	57

Total gross deferred tax assets	2,275

Deferred tax liabilities:
Fixed assets	(67)
State insurance licenses	(408)
Deferred acquisition costs	(658)
Unrealized net gain on investment securities	(151)

Total deferred tax liabilities	(1,284)

Net deferred tax asset	$991

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the projections of future taxable income over the periods in which the deferred taxes are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

      At December 31, 2003, the Company has a net operating loss carryforward of $343,332, which management expects will be fully utilizable to offset against the Company’s Federal taxable income for its first full year of operations during calendar year 2004.

(10)	Statutory Net Income and Stockholder’s Equity

      SBIC is required to file annually with state regulatory insurance authorities financial statements prepared on an accounting basis as prescribed or permitted by such authorities (statutory basis accounting, “SAP”). Statutory net income and capital and surplus (stockholder’s equity) differ from amounts reported in accordance with Standards of the Public Company Accounting Oversight Board (United States), primarily because policy acquisition costs are expensed when incurred, certain assets designated as “nonadmitted” for statutory purposes are charged to surplus, fixed-income securities are reported primarily at amortized cost or fair value based on their rating by the National Association of Insurance Commissioners (NAIC), policyholders’ dividends are expensed as declared rather than accrued as incurred, income tax expense reflects only taxes paid or currently payable, and any change in the admitted

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

net deferred tax asset is offset to equity. Following is a summary of the Company’s statutory net income and capital and surplus as of and for the year ended December 31, 2003:

(In thousands)
Statutory net loss	$(2,955)
Statutory capital and surplus	35,858

      The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted, if such dividend together with other distributions during the 12 preceding months would exceed the greater of ten percent of the insurer’s statutory surplus as regards policyholders as of the preceding December 31, or the statutorily adjusted net income for the preceding calendar year. If the limitation is exceeded, then such proposed dividend must be reported to the Director of the Illinois Department of Professional and Financial Regulation — Division of Insurance at least 30 days prior to the proposed payment date and may be paid only if not disapproved. The Illinois insurance laws also permit payment of dividends only out of earned surplus, exclusive of most unrealized gains. In 2004, the SBIC would not be able to pay any shareholder dividends without the prior approval of the regulators. KEIC was last examined by the Illinois Department of Professional and Financial Regulation — Division of Insurance as of December 31, 2000. The State of Illinois imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise’s regulatory total adjusted capital to certain minimum capital amounts as defined by the NAIC. Enterprises below specified trigger points or ratios are classified within certain levels, each of which requires specified corrective action. At December 31, 2003, the Company exceeded the minimum risk-based capital requirements.

(11)	Commitments

      The Company leases certain office space for its regional offices under agreements that are accounted for as operating leases. Lease expense for the period ended December 31, 2003 totaled $158,496. Future minimum payments required under the agreements are as follows:

Operating
leases

(In thousands)
2004	$478
2005	505
2006	480
2007	456
2008	456
Thereafter	329

$2,704

(12)	Retirement Plan

      The Company maintains a defined contribution retirement plan covering substantially all of its employees. The amount of annual contribution is at the discretion of management. Contribution expense for the period ended December 31, 2003 was $60,007.

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13)	Contingencies

      (a) SBIC is subject to guaranty fund and other assessments by the states in which it writes business. Guaranty fund assessments should be accrued at the time premiums are written. Other assessments should be accrued either at the time of assessments or in the case of premium based assessments, at the time the premiums were written, or, in the case of loss based assessments, at the time the losses are incurred. SBIC has accrued a liability for guaranty fund and other assessments of $330,526 and a related receivable from states and insureds in the amount of $238,575. These amounts represent management’s best estimates based on information received from the states in which it writes business and may change due to many factors including the Company’s share of the ultimate cost of current insolvencies.

      (b) The Company is involved in various claims and lawsuits arising in the course of business. Management believes the outcome of these matters will not have a material adverse effect on the Company’s financial position.

      (c) In May 2004, the Company was notified of a claim for damages brought by an individual against PointSure for breach of contract. The Company believes PointSure has valid defenses to this claim and has not established any liability in connection with this claim. No litigation has been commenced.

(14)	Retrospectively Rated Contracts

      On October 1, 2003, the Company began selling workers compensation for which the premiums vary based on loss experience. Accrued retrospective premiums are determined based upon loss experience on business subject to such experience rating adjustment. Accrued retrospective rated premiums are determined by or allocated to individual policyholder accounts. Accrued retrospective premiums and return retrospective premiums are recorded as additions to and reductions from written premium respectively. Approximately, 43.8% of the Company’s direct premiums written related to retrospectively rated contracts for the period ended December 31, 2003. The Company had no amounts accrued for retrospective premiums or return retrospective premiums at December 31, 2003.

(15)	Acquisition

      On July 14, 2003, SIH entered into a purchase agreement, effective September 30, 2003, with KEG, Eagle and LMC, affiliates, all ultimately owned by KIC. In the Acquisition, the SIH acquired PointSure, KEIC, and the renewal rights and substantially all of the operating assets and employees of Eagle Pacific Insurance Company and Pacific Eagle Insurance Company. Eagle Pacific Insurance Company began writing specialty workers’ compensation insurance almost 20 years ago. The Acquisition gave SIH renewal rights to an existing portfolio of business, representing a valuable asset given the renewal nature of the Company’s business, and a fully-operational infrastructure that would have taken many years to develop. These renewal rights gave the Company access to customer lists and the right to seek to renew its continuing in-force reinsurance contracts. In addition, KEIC provided the requisite insurance licenses needed to write business.

      The aggregate purchase price including acquisition costs of $1,298,099 was $16,008,020. The acquired assets and liabilities have been recorded on the books of the Company at their respective fair values as of the date of acquisition. Goodwill, the excess of the purchase price over the net fair value of the assets and liabilities acquired, was $2,061,711. The financial statements for the period ended December 31, 2003 include the operations of KEIC and PointSure since October 1, 2003.

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

(In thousands)
ASSETS
Investment securities available-for-sale, at fair value	$15,923
Cash and cash equivalents	10,511
Accrued investment income	113
Premiums receivable, net of allowance	3,386
Reinsurance recoverables	10,962
Deferred federal income taxes	797
Intangible assets	3,007
Goodwill	2,062
Other assets	1,353

Total assets	48,114

LIABILITIES
Unpaid loss and loss adjustment expenses	25,891
Reinsurance funds withheld and balances payable	805
Accrued expenses and other liabilities	5,410

Total liabilities	32,106

Net assets acquired	$16,008

      As part of the Acquisition, LMC agreed to reimburse SBIC 100% for the excess of the actual loss and loss adjustment expenses result at December 31, 2011 over the initial unpaid loss and loss adjustment expenses at September 30, 2003. The Agreement also calls for SBIC to reimburse LMC 100% of the excess of the initial unpaid loss and loss adjustment expenses at September 30, 2003 over the actual loss and loss adjustment expenses result at December 31, 2011.

      As part of the Agreement, LMC placed into Trust an amount equal to 10% of the balance sheet unpaid loss and loss adjustment expenses of SBIC at the date of sale. Thereafter, the Trust shall be adjusted each quarter, if warranted, to an amount equal to 102% of LMC’s obligations under the Agreement. Initial unpaid loss and loss adjustment expenses were approximately $16,000,000.

      As of December 31, 2003, the balance in the Trust is $1,628,067.

      The following pro forma consolidated results of operations (unaudited) have been prepared as if the Acquisition had occurred on January 1, 2003:

(In thousands)
Total revenue	$58,959
Net income	4,715
Fully diluted earnings per common share equivalents outstanding	5.16

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(16)	Intangible Assets

      Intangible assets consist of the following at December 31, 2003:

	Gross carrying	Amortization	Accumulated
	amount	period (years)	amortization

Intangible assets:
State insurance licenses	$1,200	—	$—
Renewal rights	783	2	98
Internally developed software	944	3	78
Trademark	50	5	3
Customer relations	30	2	4

	$3,007		$183

      Aggregate amortization expense for amortizing intangible assets was $182,792 for the period ended December 31, 2003. Estimated amortization expense for the next five years is $731,167 in 2004, $629,542 in 2005, $246,000 in 2006, $10,000 in 2007, and $7,500 in 2008.

(17)	Stock Option and Award Plans

      In September 2003, the Company’s Board of Directors approved the adoption of the 2003 Stock Option Plan (the Plan), providing for the award of incentive stock options to Board members, executives, and other key employees of the Company.

      The exercise price of options granted under the Plan must at least equal the market value per share of the Company’s common stock. The Plan provides for the grant of options to purchase up to 101,500 shares. The type and aggregate number of shares may be subject to adjustment in the event of reorganization, recapitalization, stock dividend, or a stock split.

      The Company sold 456,750 shares of preferred stock at a price of $50 per share. Each share of preferred stock is convertible into two shares of common stock.

      The Company has granted 50,750 options to employees and directors to purchase shares of common stock at an option price of $50. The option holder is entitled to purchase two shares of common for each option exercised. Management estimated the fair value based on sales of preferred stock.

      The fair value of options granted during the period from inception through December 31, 2003, is estimated on the date of grant using the Black-Scholes option pricing model.

      Stock options vest annually over four years and expire ten years from date of grant.

      The following table summarizes stock option activity for the period ended December 31, 2003:

	Outstanding options		Exercisable options

	Shares	Average price	Shares	Average price

Balance at June 19, 2003 (inception)	—	$—	—	$—
Granted	50,750	50	—	—
Exercised
Expired or canceled	—	—	—	—

Balance at December 31, 2003	50,750	$50	—	$—

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(18)	Subsequent Events

(a) Equity

      In February 2004, the Company’s Board of Directors declared a two-for-one stock split of the Company’s common stock and amended the par value of the common stock and preferred stock to $.001 per share. Accordingly, all references to numbers of shares in the consolidated financial statements and accompanying notes have been adjusted to reflect the stock split and par value amendments on a retroactive basis.

      In February and April 2004, 2,000 and 10,500 stock options, respectively, were granted under the Company’s stock option plan at a price of $50 per share. The total number of shares that have been granted under the 2003 Stock Option Plan is 63,250.

(b)	Surplus Notes

      On May 26, 2004 SBIC issued $12 million in subordinated floating rate Surplus Notes due 2034 in a private placement. Interest, paid quarterly in arrears, is calculated at the beginning of the interest payment period using the 3-month LIBOR rate plus 400 basis points. The quarterly interest rate cannot exceed the initial interest rate by more than 10% per year, cannot exceed the corporate base (prime) rate by more than 2% and cannot exceed the highest rate permitted by New York law. Interest may only be paid upon the prior approval of the Illinois Department of Professional and Financial Regulation, Division of Insurance. In the event of default, as defined, or failure to pay interest due to lack of department of insurance approval, the Company cannot pay dividends on its capital stock, is limited in its ability to redeem, purchase or acquire any of its capital stock and cannot make payments of interest or principal on any debt issued by the Company which rank equal with or junior to the Surplus Notes. If an event of default occurs and is continuing, the principal and accrued interest can become immediately due and payable. Any payment of interest or principal must have prior approval by the Illinois Department of Professional and Financial Regulation, Division of Insurance.

      The notes are redeemable prior to 2034 by the Company, on or after May 24, 2009 and may be redeemed prior to May 24, 2009 upon the occurrence of certain tax related events.

(c)	Issuance of preferred stock

      In June 2004, SIH sold 51,615.25 shares of its preferred stock to current preferred stockholders and certain members of SIH management for an aggregate purchase price of $5,161,525. Each share of preferred stock is convertible into two shares of common stock.

SEABRIGHT INSURANCE HOLDINGS, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2004	2003

ASSETS
Investment securities available-for-sale, at fair value	$72,192	$51,881
Cash and cash equivalents	24,472	5,008
Accrued investment income	722	486
Premiums receivable, net of allowance	6,390	5,263
Deferred premiums	41,654	14,555
Service income receivable	658	1,224
Reinsurance recoverables	10,387	12,050
Receivable under reserve guarantee	2,468	2,468
Prepaid reinsurance	7,608	2,340
Property and equipment, net	446	340
Deferred federal income taxes, net	2,700	991
Deferred policy acquisition costs, net	6,762	1,936
Intangible assets, net	2,459	2,824
Goodwill	1,821	2,062
Other assets	2,588	2,652

Total assets	$183,327	$106,080

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expenses	$39,776	$29,733
Unearned premiums	54,243	18,602
Reinsurance funds withheld and balances payable	3,744	2,807
Premiums payable	2,747	3,976
Investments purchased but not settled	8,986	—
Accrued expenses and other liabilities	10,120	5,196
Federal income tax payable	373	161
Surplus Notes	12,000	—

Total liabilities	131,989	60,475

Stockholders’ equity:
Common stock $.001 par value. Authorized 1,100,000 shares; no shares issued and outstanding	—	—
Preferred stock $.001 par value. Authorized 750,000 shares; issued and outstanding 508,365.25 shares	1	—
Paid-in capital	50,835	45,675
Retained earnings	1,119	(202)
Accumulated other comprehensive income	(617)	132

Total stockholders’ equity	51,338	45,605
Commitments and contingencies

Total liabilities and stockholders’ equity	$183,327	$106,080

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC AND SUBSIDIARIES

AND PREDECESSOR COMPANIES
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

For the Six Months Ending June 30, 2004 and 2003

(Unaudited)
($ in thousands)

	SeaBright
	Insurance Holdings,
	Inc.
	and Subsidiaries	Predecessor
	June 30, 2004	June 30, 2003

Revenue:
Premiums earned	$24,163	$18,519
Net investment income	945	1,241
Net realized gain	17	27
Claims service income	1,570	659
Other service income	595	—
Other income	—	1,503

	27,290	21,949

Losses and expenses:
Unpaid losses and loss adjustment expenses	17,969	14,403
Underwriting, acquisition, and insurance expense	6,396	1,713
Other expenses	862	241

	25,227	16,357

Profit before Federal income taxes	2,063	5,592
Provision for federal income taxes	742	1,525

Net income	$1,321	$4,067

Fully diluted income per common share equivalents	$1.45

Diluted weighted average of common share equivalents outstanding	913,882

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

Six Months Ending June 30, 2004

(In thousands)

				Accumulated
				other
	Preferred	Paid-in	Accumulated	comprehensive
	Stock	capital	Deficit	income	Total

Balance at December 31, 2003	$—	$45,675	$(202)	$132	$45,605
Issuance of preferred stock	1	5,160			5,161
Comprehensive income
Net income	—	—	1,321	—	1,321
Other comprehensive income (loss)
Reclassification adjustment for gains/ (losses) reclassified into income, net of tax of $6				11	11
Increase in unrealized loss on securities available-for-sale net of tax of $318				(760)	(760)

Comprehensive income:					572

Balance at June 30, 2004	$1	$50,835	$1,119	$(617)	$51,338

SEABRIGHT INSURANCE HOLDINGS, INC AND SUBSIDIARIES

AND PREDECESSOR COMPANIES

CONDENSED, CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS

As of Ended June 30, 2004 and June 30, 2003

(In thousands)

	SeaBright
	Insurance
	Holdings, Inc.
	and Subsidiaries	Predecessor

	June 30,	June 30,
	2004	2003

Cash flows from operating activities:
Net income	$1,321	$4,067
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred policy acquisition costs	2,556	5,350
Policy acquisition costs deferred	(7,382)	(8,602)
Provision for depreciation and amortization	733	122
Net realized gain (loss) on investments	(12)	27
Gain on sale of fixed assets	(5)	—
Benefit for deferred federal income taxes	(1,055)	(1,431)
Changes in certain assets and liabilities:
Accrued investment income	(237)	160
Reinsurance recoverables, net of reinsurance withheld	(2,668)	2,100
Unpaid loss and loss adjustment expense	10,042	8,238
Unearned premiums net of premiums receivable	7,416	(3,162)
Deferred gain on retroactive reinsurance transaction	—	(244)
Federal income taxes payable	213	2,915
Other assets and other liabilities	4,314	716

Net cash provided by operating activities	15,236	10,256

Cash flows from investing activities:
Purchases of investments	(22,560)	(3,203)
Sales, maturities and redemption of investments	9,800	9,163
Purchases of property and equipment	(173)	(56)

Net cash provided by (used in) investing activities	(12,933)	5,904

Cash flows from financing activities:
Proceeds from issuance of surplus notes	12,000
Issuance of preferred stock	5,161	—

Net cash provided by financing activities	17,161	—

Net increase (decrease) in cash and cash equivalents	19,464	16,160

Cash and cash equivalents at beginning of year	5,008	30,015

Cash and cash equivalents at end of year	$24,472	$46,175

Supplemental disclosure of cash flow information:
Federal income taxes paid:	$1,585	$—

See accompanying notes to consolidated financial statements.

SEABRIGHT INSURANCE HOLDINGS, INC.

AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
June 30, 2004

1.     Basis of Presentation

      SeaBright Insurance Holdings, Inc. (SIH), a Delaware corporation, was formed in June 2003. On July 14, 2003, SIH entered into a purchase agreement, effective September 30, 2003, with Kemper Employers Group, Inc., Eagle Insurance Companies, and Lumbermens Mutual Casualty Company, affiliates, all ultimately owned by Kemper Insurance Companies (the Acquisition). Under this agreement, SIH acquired the renewal rights of Eagle Pacific Insurance Company, Inc. and Pacific Eagle Insurance Company, Inc. (combined, Eagle), PointSure Insurance Services, Inc. (PointSure) and Kemper Employers Insurance Company, as a shell insurance company for its state licenses. Eagle and PointSure are collectively referred to as Predecessor. All significant intercompany transactions among these affiliated entities have been eliminated.

      SIH, through its wholly owned subsidiary, SeaBright Insurance Company, began writing business October 1, 2003. The accompanying financial statements include SeaBright and its subsidiaries at December 31, 2003 and June 30, 2004 and the Predecessor for the six months ended June 30, 2004.

      The accompanying unaudited consolidated financial statements have been prepared in accordance with Standards of the Public Company Accounting Oversight Board (United States)for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by the Standards of the Public Company Accounting Oversight Board (United States) for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim financial statements have been included. The results of operations for the interim periods reported are not necessarily indicative of results expected for the full year.

      The consolidated balance sheet at December 31, 2003 has been derived from the audited financial statements at that date, but does not include all of the information and notes required by GAAP for complete financial statements.

      In reading these financial statements, reference should be made to the audited consolidated financial statements contained in this prospectus for more detailed footnote information.

2.     Recently Adopted Accounting Standards

      FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued May 2003. The Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company does not have any financial instruments that are within the scope of this statement at June 30, 2004.

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Stock Based Compensation

      The Company measures its employee stock-based compensation arrangements using the provisions outlined in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which is an intrinsic value-based method of recognizing compensation costs. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-based Compensation. None of the Company’s stock options have an intrinsic value at grant date and, accordingly no compensation cost has been recognized for its stock option plan activity.

      The following table illustrates the effect on net loss for the period ended June 30, 2004 if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock option plan:

As reported	$1,321
Less SFAS No. 123 compensation costs, net of taxes	(39)

Pro forma	$1,282

Diluted earnings per share:
As reported	$1.45
Less SFAS No. 123 compensation costs, net of taxes	(0.04)

Pro forma	$1.41

      The compensation expense included in the pro forma net loss is not likely to be representative of the effect on reported net income for future years because options vest over several years and additional awards may be made each year.

      The fair value of options granted at June 30, 2004 is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used to calculate the fair value of the options granted:

					Weighted
	Risk Free	Expected Life	Expected	Expected	Average
	Interest Rate	(in Years)	Volatility	Dividend Yield	Fair Value

Grant period ended:
December 31, 2003	2.54%	7	0.00%	0.00%	$50

4.     Stockholders’ Equity

Earnings per Share

      The following table illustrates the reconciliation of weighted average shares used for earnings per share for the period ended June 30, 2004.

Diluted:
Basic weighted average shares outstanding	—
Weighted average shares issuable upon conversion of preferred stock	913,882

Weighted average common share equivalents outstanding	913,882

5.     Long Term Debt

      On May 26, 2004 SBIC issued $12 million in subordinated floating rate Surplus Notes due 2034 in a private placement. Interest, paid quarterly in arrears, is calculated at the beginning of the interest payment period using the 3-month LIBOR rate plus 400 basis points. The quarterly interest rate cannot exceed the

SEABRIGHT INSURANCE HOLDINGS, INC.
AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

initial interest rate by more than 10% per year, cannot exceed the corporate base (prime) rate by more than 2% and cannot exceed the highest rate permitted by New York law. Interest may only be paid upon the prior approval of the Illinois Department of Professional and Financial Regulation, Division of Insurance. In the event of default, as defined, or failure to pay interest due to lack of department of insurance approval, the Company cannot pay dividends on its capital stock, is limited in its ability to redeem, purchase or acquire any of its capital stock and cannot make payments of interest or principal on any debt issued by the Company which rank equal with or junior to the Surplus Notes. If an event of default occurs and is continuing, the principal and accrued interest can become immediately due and payable. Any payment of interest or principal must have prior approval by the Illinois Department of Professional and Financial Regulation, Division of Insurance.

      The notes are redeemable prior to 2034 by the Company on or after May 24, 2009 and may be redeemed prior to May 24, 2009 upon the occurrence of certain tax related events.

      Issuance costs of the Surplus Notes are being amortized over the life of the notes.

6.     Stockholders’ Equity

      In June 2004, SIH sold 51,615.25 shares of its preferred stock to current preferred stockholders and certain members of SIH management for an aggregate purchase price of $5,161,525. Each share of preferred stock is convertible into two shares of common stock.

PREDECESSOR

COMBINED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2003 and the Years Ended

December 31, 2002 and 2001

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors

SeaBright Insurance Holdings, Inc.:

      We have audited the combined balance sheet of Predecessor as of December 31, 2002, and the related combined statements of operations, changes in stockholder’s equity and comprehensive income, and cash flows for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001. These combined financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor as of December 31, 2002, and the results of its operations and its cash flows for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001, in conformity with U.S. generally accepted accounting principles.

      As discussed in Notes 2 (i) and 17 to the combined financial statements, effective January 1, 2002 the Predecessor adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP

Seattle, Washington

September 14, 2004

PREDECESSOR

COMBINED BALANCE SHEET
DECEMBER 31, 2002
(IN THOUSANDS)

ASSETS
Investment securities available for sale, at fair value	$55,891
Cash and cash equivalents	30,015
Accrued investment income	498
Premiums receivable, net of allowance	8,694
Deferred premiums	35,228
Retrospective premiums accrued	5,668
Reinsurance recoverables	36,617
Reinsurance recoverables from parent	102,107
Prepaid reinsurance	34,672
Property and equipment, net	133
Deferred federal income taxes, net	4,416
Deferred policy acquisition costs, net	1,422
Intangible assets	921
Other assets	539

Total assets	$316,821

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unpaid loss and loss adjustment expense	$153,469
Unearned premiums	47,604
Reinsurance funds withheld and balances payable	756
Deferred retroactive reinsurance gain	6,682
Accrued expenses and other liabilities	18,109
Federal income tax payable to parent	2,429

Total liabilities	229,049

Stockholder’s equity:
Common stock	7,766
Paid-in capital	103,259
Accumulated deficit	(24,349)
Accumulated other comprehensive income	1,096

Total stockholder’s equity	87,772
Commitments and contingencies

Total liabilities and stockholder’s equity	$316,821

See accompanying notes to combined financial statements.

PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS
(In thousands)

	Nine Months	Year Ended
	Ended	December 31,
	September 30,
	2003	2002	2001

Revenue:
Premiums earned	$36,916	$17,058	$12,638
Net investment income	1,735	3,438	3,388
Net realized gains (losses)	14	(4,497)	(484)
Service income	698	1,169	954
Other income	131	—	2,500

	39,494	17,168	18,996

Losses and expenses:
Loss and loss adjustment expenses	25,395	4,992	8,464
Underwriting, acquisition, and insurance expenses	6,979	3,681	3,409
Other expenses	408	2,187	850

	32,782	10,860	12,723

Income before federal income taxes	6,712	6,308	6,273

Provision for federal income taxes:
Current	3,541	2,429	1,934
Deferred	(1,545)	589	742

	1,996	3,018	2,676

Net income before cumulative effect of change in accounting principle	4,716	3,290	3,597
Cumulative effect of change in accounting principle, net of tax	—	4,731	—

Net income (loss)	$4,716	$(1,441)	$3,597

See accompanying notes to combined financial statements.

PREDECESSOR

STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY AND
COMPREHENSIVE INCOME
Nine Months Ended September 30, 2003 and the Years Ended
December 31, 2002 and 2001
(In thousands)

			Retained	Accumulated
			Earnings	Other
	Common	Paid-In	(Accumulated	Comprehensive
	Stock	Capital	Deficit)	Income (Loss)	Total

Balance at December 31, 2000	$7,766	$100,259	$(23,505)	$(249)	$84,271
Comprehensive income:
Net income	—	—	3,597	—	3,597
Other comprehensive income (loss):
Reclassification adjustment for realized losses recorded into income, net of tax of $30	—	—	—	57	57
Increase in unrealized loss on equity securities, net of tax of $(593)	—	—	—	(1,101)	(1,101)

Comprehensive income					2,553
Contribution of capital	—	3,000	—	—	3,000
Dividends declared and paid	—	—	(3,000)	—	(3,000)

Balance at December 31, 2001	$7,766	$103,259	$(22,908)	$(1,293)	$86,824

Comprehensive income:
Net loss	$—	$—	$(1,441)	$—	$(1,441)
Other comprehensive income (loss):
Reclassification adjustment for realized losses recorded into income, net of tax of $1,299	—	—	—	2,415	2,415
Increase in unrealized gains, net of tax of $(14)	—	—	—	(26)	(26)

Comprehensive income					948

Balance at December 31, 2002	$7,776	$103,259	$(24,349)	$1,096	$87,772

Comprehensive income:
Net income	$—	$—	$4,716	$—	$4,716
Other comprehensive income (loss):
Reclassification adjustment for realized gains recorded into income, net of tax of $(5)	—	—	—	(9)	(9)
Increase in unrealized gains, net of tax of $203	—	—	—	377	377

Comprehensive income					5,084

Balance at September 30, 2003	$7,766	$103,259	$(19,633)	$1,464	$92,856

	2001		2002		2003

		Issued and		Issued and		Issued and
	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding

Eagle Pacific Insurance Company Common Stock, $810 par value	6,500	6,500	6,500	6,500	6,500	6,500
Pacific Eagle Insurance Company Common Stock, $50 par value	50,000	50,000	50,000	50,000	50,000	50,000
PointSure Insurance Services ,Inc. Common Stock, $1 par value	50,000	500	50,000	500	50,000	500

See accompanying notes to combined financial statements.

PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months
	Ended	Years Ended
	September 30,
	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$4,716	$(1,441)	$3,597
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred policy	3,797	1,574	1,845
Policy acquisition costs deferred	(6,688)	(2,093)	(1,529)
Provision for depreciation and amortization	416	432	1,796
Net realized loss on investments	(14)	4,497	484
Gain on sale of fixed assets	—	2	2
Provision (benefit) for deferred federal income taxes	(1,545)	589	742
Cumulative effect on change in accounting principle	—	4,731	—
Changes in certain assets and liabilities:
Accrued investment income	104	233	(372)
Unpaid loss and loss adjustment expense	8,069	(12,873)	(20,001)
Unearned premiums, net of premiums receivable	(5,048)	(4,660)	1,481
Reinsurance recoverables, net of reinsurance funds withheld	11,326	18,463	24,215
Deferred gain on retroactive reinsurance transaction	(1,631)	(5,464)	(3,957)
Federal income taxes payable	3,080	863	1,156
Other assets and other liabilities	(4,079)	6,280	410

Net cash provided by operating activities	12,503	11,133	9,869

Cash flows from investing activities:
Purchases of investments	(5,794)	(29,943)	(49,859)
Sales, maturities and redemption of investments	15,603	38,488	13,696
Purchases of property and equipment	(56)	(42)	(50)
Sales of property and equipment	—	12	490

Net cash provided by (used in) investing activities	9,753	8,515	(35,723)

Net increase (decrease) in cash and cash equivalents	22,256	19,648	(25,854)
Cash and cash equivalents at beginning of year	30,015	10,367	36,221

Cash and cash equivalents at end of year	$52,271	$30,015	$10,367

Supplemental disclosure of cash flow information:
Federal income taxes paid	$—	$1,571	$448

See accompanying notes to combined financial statements.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2003 and the Years Ended

December 31, 2002 and 2001

(1)     Organization

      Eagle Pacific Insurance Company (EPIC), Pacific Eagle Insurance Company (PEIC), and PointSure Insurance Services, Inc. (PSIS), which are collectively referred to as Predecessor, were purchased by Lumbermens Mutual Casualty Company (LMC) on July 31, 1998 from Services Group of America, Inc. in a transaction accounted for as a purchase business combination.

      EPIC and PEIC write both state act workers’ compensation insurance and United States Longshore and Harborworkers’ Compensation insurance in 20 Western and Gulf Coast states. EPIC is domiciled in the State of Washington and PEIC is domiciled in the State of California. The three states with the largest percentage of the Predecessor’s direct written premiums for the nine months ended September 30, 2003, and the years ended 2002 and 2001 were California, Texas, and Alaska. The majority of its business is written in California. PSIS is engaged primarily in administrative and brokerage activities on behalf of EPIC and PEIC.

      On September 30, 2003, LMC sold PSIS and the renewal rights and substantially all of the operating assets, systems and employees of EPIC and PEIC to SeaBright Insurance Holdings, Inc. (SIH).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

      The accompanying combined financial statements include the accounts of EPIC, PEIC, and PSIS, wholly owned subsidiaries of LMC. All significant inter-company transactions among these affiliated entities have been eliminated in the combined financial statements.

(b)	Use of Estimates

      The preparation of combined financial statements requires management of the Predecessor to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Predecessor has used significant estimates in determining the unpaid loss and loss adjustment expenses, earned premiums on retrospectively rated policies, and amounts related to reinsurance.

(c)	Investment Securities

      Investment securities are classified as available for sale and carried at fair value, adjusted for other than temporary declines in fair value, with changes in unrealized gains and losses recorded directly in other comprehensive income, net of applicable income taxes. The estimated fair value for investments in available for sale securities is generally based on quoted market value prices for securities traded in the public marketplace. A decline in the market value of any available for sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investment.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of securities. Premiums and discounts are amortized using a method that approximates the level yield method over the remaining period to contractual maturity, adjusted for the anticipated prepayments. To the extent the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. Prepayment assumptions used for mortgage-backed and asset-backed securities are obtained from an external securities information service and are consistent with the current interest rate and economic environment.

      Realized gains and losses, which arise principally from the sale of investments, are determined on a specific-identification basis.

      Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the call date of the security. Dividend and interest income are recognized when earned.

(d)	Derivative Instruments and Hedging Activities

      The Predecessor accounts for derivatives and hedging activities in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

      The Predecessor held derivative instruments during the years ended December 31, 2002 and 2001 that were not designated as hedges and as such, changes in fair value of those instruments were recognized in current period earnings and are included as a component of net realized gains (losses). The Predecessor held no derivative instruments at December 31, 2002.

(e)	Cash and Cash Equivalents

      Cash and cash equivalents, which consist primarily of amounts deposited in banks and financial institutions and all highly liquid investments with maturity of 90 days or less when purchased, are stated at cost.

(f)	Premiums Receivable

      Premiums receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Predecessor’s best estimate of the amount of probable losses in the Predecessor’s existing premiums receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(g)	Deferred Policy Acquisition Costs

      Acquisition costs related to premiums written are deferred and amortized over the periods in which the premiums are earned. Such acquisition costs include commissions, premium taxes, and certain underwriting and policy issuance costs. Deferred policy acquisition costs are limited to amounts recoverable from unearned premiums and anticipated investment income. The amounts that are not considered realizable are charged as an expense through amortization of deferred policy acquisition costs.

(h)	Property and Equipment

      Computer equipment, software, furniture and equipment, and leasehold improvements are recorded at cost and depreciated under the straight line method over their estimated useful lives, which are three years for computer equipment and software, five years for furniture and equipment, and the remaining lease term

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for leasehold improvements. Depreciation expense for the nine months ended September 30, 2003, and for the years ended December 31, 2002 and 2001 was $19,181, $88,079, and $130,921, respectively.

(i)	Goodwill and Other Intangible Assets

      Goodwill on the accompanying balance sheets represents the excess of costs over fair value of assets associated with LMC’s acquisition of the Predecessor.

      As further described in note 17, the Predecessor adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually in accordance with the provisions for SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(j)	Impairment of Long-Lived Assets

      The Predecessor adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Predecessor’s financial statements.

      In accordance with SFAS No. 144, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(k)	Revenue Recognition

      Premiums for primary and reinsured risks are included in income as earned on a pro-rata basis over the effective period of the respective policies. Premiums are shown net of reinsurance. Earned premiums on retrospectively rated policies are based on the Predecessor’s estimate of loss experience as of the measurement date. Unearned premiums are deferred and include that portion of premiums written that is applicable to the unexpired period of the policies in force and estimated adjustments of premiums on policies that have retrospective rating endorsements. The portion of the premium that will be earned in the future is deferred and reported as unearned premium. As of December 31, 2002, 42% of the Predecessor’s direct business was from retrospectively rated policies.

      Service income generated from various claims service agreements with the Predecessor’s parent and other third parties is recognized as income in the period in which services are performed.

(l)	Unpaid Loss and Loss Adjustment Expense

      Unpaid loss and loss adjustment expense represents estimates of the ultimate net cost of all unpaid losses incurred through the specified period. Unpaid loss adjustment expense are estimates of unpaid expenses to be incurred in settlement of the claims provided in unpaid loss. These liabilities, which anticipate salvage and subrogation recoveries and are presented gross of amounts recoverable from

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

reinsurers, include estimates of future trends in claim severity and frequency and other factors that could vary as the losses are ultimately settled. Although it is not possible to measure the degree of variability inherent in such estimates, management believes that the unpaid loss and loss adjustment expenses are adequate. The estimates are continually reviewed and necessary adjustments are included in current operations.

(m)	Reinsurance

      The Predecessor protects itself from excessive losses by reinsuring certain levels of risk in various areas of exposure with affiliated and nonaffiliated reinsurers. Reinsurance premiums, commissions, expense reimbursements, and unpaid loss and loss adjustment expense related to assumed and ceded business are accounted for on a basis consistent with those used in accounting for original policies issued and the terms of the reinsurance contracts. Premiums assumed from an affiliate are reported as an addition to premiums written and earned. Premiums ceded to other companies have been reported as a reduction of premiums written and earned. Reinsurance recoverables are determined based on the terms and conditions of the reinsurance contracts.

      On January 1, 1999 EPIC and PEIC entered into quota share reinsurance agreements with LMC, their ultimate parent, whereby EPIC and PEIC ceded to LMC 80% of the net retained liabilities, after application of all external reinsurance, and 80% of underwriting expenses for all policies written by EPIC and PEIC from January 1, 1999 through December 31, 2002. The unearned premiums on policies in force at December 31, 2002 were still subject, subsequent to December 31, 2002, to the terms of the quota share reinsurance treaties.

      On January 1, 1999, EPIC and PEIC entered into excess stop loss reinsurance agreements with LMC, whereby LMC reinsured the excess liability which may accrue to EPIC and PEIC by reason of the net retained liability of EPIC and PEIC under the quota share reinsurance agreements. This agreement applied to all policies written by EPIC and PEIC from January 1, 1999 through December 31, 2002. The combined ratio needed to exceed 115% on a paid basis before EPIC and PEIC were entitled to any recovery under these agreements.

      On January 1, 1999, EPIC and PEIC entered into retroactive Loss Portfolio Transfer Reinsurance Agreements (LPT) with LMC. Under the LPT agreements, EPIC and PEIC would cede to LMC their net retained liability for losses for the policies and losses with dates of accident on or before December 31, 1998 and LMC would assume 100% of the net retained liability relating to those losses. Subsequent to January 1, 1999, there has been adverse development of approximately $24,359,000 through December 31, 2002 on the transferred unpaid loss and loss adjustment expense. At December 31, 2002, the Predecessor has recorded a deferred gain of approximately $6,682,000. The deferred gains are amortized using the recovery method, which considers the actual recoveries at a particular calculation date in relation to the total estimated recoveries at that date. The amortization (accretion) related to deferred gains of $131,000, $(1,537,000), and $2,668,000 was considered other income (expense) for the nine months ending September 30, 2003 and the year ended December 31, 2002 and 2001.

(n)	Income Taxes

      The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse, net of any applicable valuation allowances.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(o)	Comprehensive Income

      Comprehensive income encompasses all changes in shareholder’s equity (except those arising from transactions with shareholder) and includes net income and changes in net unrealized investment gains and losses on investment securities available for sale, net of taxes.

(3)	Investments

      The combined cost or amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities available for sale at December 31, 2002 are as follows:

	December 31, 2002

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(In thousands)
US Treasuries and Government Obligations	$20,410	$1,573	$—	$21,983
Asset-backed securities	2,065	119	—	2,184
Mortgage-backed securities	23,212	548	—	23,760

Total fixed income securities	45,687	2,240	—	47,927

Equity securities	8,518	—	554	7,964

Total available for sale securities	$54,205	$2,240	$554	$55,891

      At December 31, 2002, the unrealized loss on temporarily impaired investments totaled $554,239 for equity securities with a fair value of $7,964,000. All equity securities were impaired for less than one year. Temporarily impaired equity securities are a result of market value changes and are expected to regain the lost value with market shifts.

      The Predecessor evaluated equity securities with market values less than cost and has determined that the decline in value is temporary. The Predecessor anticipates full recovery with respect to these securities.

      The combined cost or amortized cost and estimated fair value of fixed income securities at December 31, 2002 by contractual maturity, are set forth below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or	Estimated
Maturity	Amortized Cost	Fair Value

Due in one year or less	$2,224	$2,238
Due after one year through five years	10,416	11,163
Due after five years through ten years	6,574	7,191
Due after ten years	1,196	1,391
Securities not due at a single maturity date	25,277	25,944

Total fixed income securities	$45,687	$47,927

      The combined amortized cost of fixed income securities deposited with various regulatory authorities was $12,655,152 at December 31, 2002.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Net investment income consisted of the following:

	Nine
	Months Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,
	2003	2002	2001

	(In thousands)
Fixed income securities	$1,397	$3,259	$2,584
Equity securities	112	170	241
Cash & short term investments	323	136	651

Total gross investment income	1,832	3,565	3,476

Less investment expense	(97)	(127)	(88)

Net investment income	$1,735	$3,438	$3,388

      Net realized gains and losses were included in revenue as follows:

	Nine
	Months Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,
	2003	2002	2001

	(In thousands)
Fixed income:
Gross gains	$9	$724	$66
Gross losses	—	(886)	(486)

Total fixed income	9	(162)	(420)

Equity:
Gross gains	5	—	—
Gross losses	—	(753)	(64)
Other-than-temporary declines in fair value		(3,582)	—

Total equity	5	(4,335)	(64)

Net realized investment gains (losses)	$14	$(4,497)	$(484)

(4)	Fair Value of Financial Instruments

      Estimated fair value amounts, defined as the quoted market price of a financial instrument, have been determined using available market information and other appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimating methodologies may have an effect on the estimated fair value amounts.

      The following methods and assumptions were used by the Predecessor in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes:

•	Cash and cash equivalents, premiums receivable, and accrued expenses and other liabilities: The carrying amounts for these financial instruments as reported in the accompanying balance sheets approximate their fair values.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

•	Investment securities: The estimated fair values for available for sale securities generally represent quoted market value prices for securities traded in the public marketplace. Additional data with respect to fair values of the Predecessor’s investment securities are disclosed in note 3.

      Other financial instruments qualify as insurance-related products and are specifically exempted from fair value disclosure requirements.

(5)	Premiums

      Direct premiums written for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 were $68,402,211, $94,407,482, and $65,634,354, respectively.

      Premiums receivable consists of the following as of December 31, 2002 (in thousands):

Premiums receivable	$8,799
Allowance for doubtful accounts	(105)

$8,694

      The activity in that allowance for doubtful accounts for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 are as follows:

	Nine Months
	Ended	Year Ended
	September 30,
	2003	2002	2001

	(In thousands)
Balance at beginning of year	$(105)	$(253)	$(150)
Additions charged to bad debt expense	—	(80)	(186)
Write offs (recoveries) charged against allowance	(118)	228	83

Balance at end of year	$(223)	$(105)	$(253)

(6)	Property and Equipment

      Property and equipment are summarized as of December 31, 2002 as follows (in thousands):

Computer equipment	$1,354
Software	857
Furniture and equipment	907
Leasehold improvements	12

Total property and equipment	3,130
Less accumulated depreciation and amortization	(2,997)

Property and equipment, net	$133

(7)	Reinsurance

(a) Reinsurance Ceded

      Under reinsurance agreements, EPIC and PEIC cede various amounts of risk to nonaffiliated and affiliated insurance companies for the purpose of limiting the maximum potential loss arising from the underlying insurance risks.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Effective October 1, 1998, the Predecessor retained the first $500,000 of each loss occurrence on losses in excess of $500,000 are 100% reinsured up to $20,000,000. Effective June 1, 1999, the Predecessor entered into a reinsurance agreement wherein the Predecessor retained the first $250,000 of each loss occurrence and losses in excess of $250,000 are reinsured up to $20,000,000. Effective October 1, 2000, the Predecessor entered into a reinsurance agreement, wherein losses in excess of $1,000,000 are 100% reinsured. Effective April 1, 2001, Predecessor entered into a reinsurance agreement, wherein the Predecessor retains the first $500,000 of each loss occurrence; the next $500,000 of such loss occurrence is 60% retained by the Predecessor after meeting a $1,500,000 aggregate deductible. Losses in excess of $1,000,000 are covered under treaties previously discussed. Effective October 1, 2001, losses in excess of $1,000,000 are 100% reinsured up to $20,000,000. All of these treaties are in run-off.

      Effective October 1, 2002, EPIC and PEIC entered into reinsurance agreements with nonaffiliated insurance companies wherein EPIC and PEIC retain the first $500,000 of each loss occurrence; the next $500,000 of such loss occurrence is 50% retained by EPIC or PEIC after meeting a $1,500,000 aggregate deductible. Losses in excess of $1,000,000 up to $5,000,000 are 100% reinsured with third party reinsurers. Losses in excess of $5,000,000 are 100% reinsured under LMC’s internal reinsurance treaties and Catastrophe Excess of Loss Treaty up to a $315,000,000 limit. The upper limit on losses ceded prior to October 1, 1998 is $49,500,000.

      EPIC and PEIC also have separate maximum any one life (MAOL) coverage through LMC with a $5,000,000 retention.

      EPIC and PEIC also have quota share agreements with LMC. The agreement calls for the net liability (liabilities retained by EPIC and PEIC after application of all external reinsuring) to be ceded to LMC with a 20% retention. Pursuant to the quota share agreement, 80% of operating expenses of EPIC and PEIC are also ceded to LMC.

      Additionally, EPIC and PEIC have an excess stop loss reinsurance agreement whereby LMC reinsured the excess liability which may accrue by reason of the net retained liability of EPIC and PEIC under the quota share agreement. The combined ratio must exceed 115% on a paid basis prior to any recovery under this contract.

      Effective January 1, 1999, EPIC and PEIC entered into retroactive Loss Portfolio Transfer Reinsurance Agreements (LPT) with its ultimate parent company, LMC. The agreements called for EPIC and PEIC to cede to LMC its net liability for the losses for the policies and the losses for the reinsurance assumed with dates of accident December 31, 1998 and prior and for LMC to assume 100% of the net liability relating to those losses. Simultaneous with the cession of the business reinsured and in consideration of the business reinsured, EPIC and PEIC transferred to LMC assets with an aggregate statutory book value of approximately $98,774,887 and $12,182,947, respectively. This payment represented 100% of unpaid loss and loss adjustment expenses for EPIC and PEIC on the effective date of the agreement. Although reinsurance makes the assuming reinsurer liable to the insurer to the extent of the reinsurance ceded, it does not legally discharge an insurer from its primary liability for the full amount of the policy liability.

      Subsequent to the date of the transaction the net liability for losses reinsured increased. As a result, the net losses recoverable by EPIC and PEIC exceed the amount originally paid for the LPT. The amount by which the liabilities associated with the reinsured policies exceed the amount paid for the LPT is amortized into income over the estimated remaining settlement period of the underlying claims using the recovery method. At December 31, 2002, the deferred gains for the Predecessor was $24,359,000. The effects of subsequent changes in estimated or actual cash flows are accounted for by adjusting the previously deferred amount to the balance that would have existed had the revised estimate been available at the inception of the reinsurance transaction, with a corresponding charge or credit to income.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Effective January 1, 2003, EPIC, PEIC, and LMC, canceled their quota share and stop loss reinsurance agreements for all policies written by EPIC and PEIC on or after January 1, 2003. Policies with inception dates on or before December 31, 2002 would continue under the terms of the quota share agreements as long as the policy remained in-force. Each of the companies received appropriate regulatory approval.

      In order to expand in states where it was not licensed, EPIC entered into reinsurance arrangements with LMC whereby LMC would write business on behalf of EPIC in those states and EPIC would assume that business from LMC.

(b)	Reinsurance Recoverables and Income Statement Effects

      Balances affected by reinsurance transactions are reported gross of reinsurance in the balance sheet. Reinsurance recoverables are comprised of the following amounts as of December 31, 2002 (in thousands):

Recoverable from LMC:
Assumed reinsurance recoverables	$5,744
Reinsurance recoverables on unpaid losses and loss adjustment expenses	100,670
Reinsurance recoverables on paid losses	—
Premiums receivable and other	(4,307)

Total reinsurance recoverables from affiliate	$102,107

Recoverable from external reinsurers:
Reinsurance recoverables on unpaid losses and loss adjustment expenses	$34,233
Reinsurance recoverables on paid losses	2,384

Total reinsurance recoverables from external reinsurers	$36,617

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The effects of reinsurance on income statement amounts are as follows:

	Nine Months	Year Ended
	Ended
	September 30,	December 31,	December 31,
	2003	2002	2001

	(In thousands)
Reinsurance assumed:
From LMC:
Written premium	$2,315	$11,643	$7,559
Earned premium	5,795	10,375	4,941
Losses and loss adjustment expenses incurred	1,924	3,936	1,716
From external reinsurers
Loss and loss adjustment expenses incurred	(1,343)	133	(219)
Reinsurance ceded:
To LMC:
Written (returned) premium	(6,924)	77,536	51,734
Earned premium	30,189	69,765	47,603
Losses and loss adjustment expenses incurred	20,464	37,209	35,824
Underwriting expenses and other income (expense)	1,736	7,459	7,330
To external reinsurers:
Written premium	11,002	9,447	7,775
Earned premium	10,559	9,225	6,664
Losses and loss adjustment expenses incurred	16,625	2,883	(12,061)

      Management evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from activities or economic characteristics of the reinsurers to minimize its exposure to losses from reinsurer insolvencies. In the event a reinsurer is unable to meet its obligations, the Predecessor would be liable for the losses under the agreement.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(8)	Unpaid Loss and Loss Adjustment Expense

      Activity in unpaid losses and loss adjustment expenses is as follows:

	Nine Months
	Ended	Year Ended
	September 30,
	2003	2002	2001

	(In thousands)
Balance, beginning of year	$153,469	$166,342	$186,343
Less reinsurance recoverables:
From LMC	100,670	114,247	122,218
From unaffiliated reinsurers	34,233	36,294	50,519

Total recoverables	134,903	150,541	172,737

Net balance, beginning of year	18,566	15,801	13,606
Incurred related to:
Current year	26,895	13,324	9,656
Prior years	(1,500)	(8,332)	(1,192)

Total incurred	25,395	4,992	8,464

Paid related to:
Current year	4,283	3,398	2,586
Prior years	3,706	(1,171)	3,683

Total paid	7,989	2,227	6,269

Net balance, end of year	35,972	18,566	15,801

Plus reinsurance recoverables:
From LMC	87,677	100,670	114,247
From unaffiliated reinsurers	37,889	34,233	36,294

Total recoverables	125,566	134,903	150,541

Balance, end of year	$161,538	$153,469	$166,342

      Unpaid loss and loss adjustment expense was reduced by management in 2002 for 2001 and prior accident years. In periods prior to 2002, the Predecessor wrote a large number of accounts with smaller average premiums than the Predecessor’s core book of business. There was an expectation that these accounts were subject to a greater volatility of risk than the core book of business and initial unpaid loss and loss adjustment amounts were established reflecting this higher level of risk. An actuarial evaluation was performed in 2002 for the 2002 and prior accident years, which concluded that the actual loss development on this business was not great as expected. This, coupled with the more recent emphasis of writing larger, less volatile accounts using stricter underwriting standards, led management to decrease the unpaid loss and loss adjustment expenses. Included in the reduction of unpaid loss and loss adjustment expenses was approximately $7,001,000 relating to the loss portfolio transfer, which resulted in a $7,001,000 decrease in the deferred retroactive gain and recoverable from LMC.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(9)	Deferred Policy Acquisition Costs

      The following reflects the amounts of policy acquisition costs deferred and amortized:

	Nine Months	Year Ended
	Ended	December 31,
	September 30,
	2003	2002	2001

	(In thousands)
Balance at beginning of year	$1,422	$903	$1,219
Policy acquisition costs deferred	6,688	2,093	1,529
Amortization of deferred policy acquisition costs	(3,797)	(1,574)	(1,845)

Balance at end of year	$4,313	$1,422	$903

(10)	Income Taxes

      During the periods presented, the Predecessor is included in the consolidated Federal income tax return of LMC as the common parent corporation.

      LMC has a written tax allocation agreement, approved by the Companies’ that provides for Federal income taxes to be paid to or recovered from LMC based on each subsidiary company’s taxable income or taxable loss as if the subsidiary were filing a separate Federal income tax return. The following is a reconciliation of the difference between the expected income tax computed by applying the federal statutory income tax rate of 35% to income before income taxes and the total federal income taxes reflected on the books for the nine months ending September 30, 2003 and the years ending December 31, 2002 and 2001:

	Nine Months	Years Ending
	Ending	December 31,
	September 30,
	2003	2002	2001

	(In thousands)
Computed expected tax at 35%	$2,349	$2,207	$2,197
Increase (decrease) in valuation allowance	(198)	949	—
Amortization of goodwill	—	—	252
Other	(155)	(138)	227

Total federal income taxes	$1,996	$3,018	$2,676

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of the net deferred federal income tax asset/liability as of December 31, 2002 were as follows (in thousands):

Deferred tax assets:
Deferred gain	$2,338
Unpaid loss and loss adjustment expense discount	1,235
Unearned premium recognition	906
Capital loss carryforward	273
Other-than-temporary impairment	1,266
Other	756

Total gross deferred tax assets	6,774
Less valuation allowance	949

Net deferred tax assets	5,825

Deferred tax liabilities:
Intangible assets	322
Unrealized gains on marketable securities	590
Deferred policy acquisition costs	497

Total deferred tax liabilities	1,409

Net deferred tax assets	$4,416

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the projections of future taxable income over the periods in which the deferred taxes are deductible, management believes it is more likely than not that the Predecessor will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

      The Predecessor has established a valuation allowance to offset deferred tax assets related to capital losses net of unrealized gains on investment securities. The increase or decrease in the valuation for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 amounts to $(198,000), $949,000, and $0, respectively.

(11)	Statutory Net Income and Stockholder’s Equity

      EPIC and PEIC are required to file annual statements with state regulatory insurance authorities prepared on an accounting basis as prescribed or permitted by such authorities (statutory basis). Statutory net income and capital and surplus (stockholder’s equity) differ from amounts reported in accordance with Standards of the Public Company Accounting Oversight Board (United States), primarily because policy acquisition costs are expensed when incurred, certain assets designated as nonadmitted for statutory purposes are charged to surplus, fixed-income securities are reported at amortized cost or fair value based on their rating by the National Association of Insurance Commissioners, policyholders’ dividends are expensed as declared rather than accrued as incurred, income tax expense reflects only taxes paid or

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

currently payable, and any change in the admitted net deferred tax asset is offset to equity. Statutory net income and capital and surplus are as follows (in thousands):

	Nine Months	Years Ended
	Ended	December 31,
	September 30,
	2003	2002	2001

EPIC:
Statutory net income (loss)	$(2,279)	351	1,242
Statutory capital and surplus	33,329	36,832	34,799
PEIC:
Statutory net income (loss)	(863)	(913)	461
Statutory capital and surplus	14,779	15,688	15,941

      All stockholder dividends must be submitted for review to the Insurance Commissioner’s office prior to distribution. Dividends which exceed the greater of prior year net income or 10% of surplus or amounts in excess of earned surplus are considered to be extraordinary and require an extended period of review and approval by the Department of Insurance. During 2003 EPIC and PEIC could not pay more than $3.7 million and $1.6 million, respectively, in shareholder dividends without the prior approval of the regulators. Each insurance company’s state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise’s regulatory total adjusted capital to certain minimum capital amounts as defined by the NAIC. Enterprises below specified trigger points or ratios are classified within certain levels, each of which requires specified corrective action. As of December 31, 2002, EPIC and PEIC exceeded the minimum risk-based capital requirements.

(12)	Commitments

      EPIC leases certain office space for its regional offices under agreements that are accounted for as operating leases. Lease expense for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 totaled $131,190, $135,640, and $167,508 respectively. Future minimum payments required under the agreements are as follows:

Minimum
rentals

2003	$576
2004	507
2005	488
2006	468
2007	439
Thereafter	1,318

$3,796

(13)	Retrospectively Rated Contracts

      The Predecessor writes workers’ compensation for which the premiums vary based on loss experience. The percentage of premiums written on retrospectively rated contracts for the nine months ending September 30, 2003, and for the years ended December 31, 2002 and 2001 were 48.4%, 42.0%, and 45.8%, respectively. Accrued retrospective premiums are determined based upon loss experience on business

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

subject to such experience rating adjustment. Accrued retrospective rated premiums are determined by or allocated to individual policyholder accounts. Accrued retrospective premiums and return retrospective premiums are recorded as additions to and reductions from written premium, respectively. The Predecessor had $5,667,060 accrued for retrospective premiums and $2,715,913 for return retrospective premiums at December 31, 2002.

(14)	Letters of Credit

      At December 31, 2002, standby letters of credit totaling $9,809,824 had been issued by EPIC for the benefit of several unaffiliated insurance companies under the terms of certain assumed reinsurance agreements. The letters of credit relate to several programs that existed prior to LMC’s purchase of EPIC. These letters of credit are reviewed and maintained annually and serve as collateral for open claims under each program.

(15)	Retirement Plan

      The Predecessor maintains a defined contribution retirement plan covering substantially all of its associates. The amount of annual contribution is at the discretion of management. Contribution expense for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001 was $122,979, $100,231, and $85,359, respectively.

(16)	Contingencies

      (a) EPIC and PEIC have purchased annuities in settlement of claims of which claimants are the payees. These annuities have been used to reduce unpaid losses by $3,769,876. Under a direct basis, EPIC and PEIC have a contingent liability of $3,769,876 should the issuers of these annuities fail to perform under the terms of the annuities. The contingent liability after the effect of reinsurance is $0.

      (b) EPIC and PEIC are subject to guaranty fund and other assessments by the states in which they write business. Guaranty fund and other assessments should be accrued either at the time of assessments or in the case of premium based assessments, at the time the premiums were written, or in the case of loss based assessments, at the time the losses are incurred. EPIC and PEIC have accrued a liability for guaranty fund and other assessments of $3,006,868. These amounts represent management’s best estimates based on information received from the states in which EPIC and PEIC write business and may change due to many factors including EPIC’s and PEIC’s share of the ultimate cost of current insolvencies.

      (c) Beginning December 20, 2002, EPIC and PEIC and their parent, LMC, received lower claims-paying ability ratings by all three major rating agencies. In 2003, LMC’s ability to write new business and retain existing business was substantially impacted because of its lower rating. This condition could ultimately affect LMC’s ability to pay losses ceded from EPIC and PEIC. As of June 10, 2003, EPIC and PEIC were rated B (fair) and LMC was rated C++ (marginal) by A.M. Best Company.

      (d) The Predecessor is involved in various claims and lawsuits arising in the course of business. Management believes the outcome of these matters will not have a material adverse effect on the Predecessor’s financial position.

(17)	Change in Accounting Principle

      In June 2001, the issued SFAS No. 142, Goodwill and Other Intangible Assets, SFAS No. 142 supersedes Accounting Principles Board Opinion No. 17, Intangible Assets, and requires goodwill and other intangible assets that have indefinite lives to no longer be amortized; however, these assets must be tested at least annually for impairment. SFAS No. 142 also requires an evaluation of existing acquired goodwill and other intangible assets for proper classification under the new requirements. In addition, intangible

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

assets (other than goodwill) that have finite useful lives will continue to be amortized over their useful lives; however, the amortization period of such intangible assets will no longer be limited to 40 years.

      The Predecessor adopted SFAS No. 142 effective January 1, 2002 and, accordingly ceased amortizing amounts related to goodwill starting January 1, 2002. The balance of goodwill relates to the acquisition of the Predecessor by its ultimate parent. In accordance with SFAS No. 142, management was required to perform an assessment of whether there was an indication that goodwill was impaired as of the date of the adoption. To accomplish this, management was required to identify its reporting units and determine the carrying value of its reporting units by assigning assets and liabilities, including the existing goodwill and intangible assets, to each reporting unit as of January 1, 2002. Management then determined the fair value of the Predecessor’s reporting units and compared it to the carrying amounts of the reporting units. To the extent the carrying amounts exceeded the fair value, management was required to perform the second step of the transitional impairment test, to determine the implied fair value of the reporting unit’s goodwill, as this would be an indication that the reporting unit’s goodwill may be impaired. As a result of this process, an impairment loss of $4,731,000 related to goodwill associated with the EPIC and PEIC reporting units was recognized upon adoption of SFAS No. 142. The state licenses and trademark were purchased on July 31, 1998 and were being amortized on a straight-line basis over 40 years and 5 years, respectively. Upon initial application of SFAS No. 142, the management reassessed the useful lives of these intangible assets and determined that the state licenses with a net book value at January 1, 2002 of $914,583 has an indefinite useful life because it is expected to generate cash flows indefinitely. Management ceased amortizing the trademark on January 1, 2002. The trademark is deemed to approximate the original useful life of 5 years and the remaining balance of $5,833 will be amortized during 2003.

      The following is a reconciliation of reported net income adjusted for adoption of SFAS No. 142:

	Nine Months	Year Ended
	Ended	December 31,
	September 30,
	2003	2002	2001

	(In thousands)
Reported net income	$4,716	$(1,441)	$3,597
Add back:
Amortization of goodwill	—	—	719
Goodwill impairment	—	4,731	—
Amortization of state licenses	—	—	25

Adjusted net income	$4,716	$3,290	$4,341

      As of December 31, 2002, the Predecessor has the following amounts related to intangible assets:

	Gross Carrying	Accumulated
	Amount	Amortization

	(In thousands)
Amortized intangible assets:
Trademark	$50	$44
Unamortized intangible assets:
State licenses	915	—

      Aggregate amortization expense of intangible assets was $5,833, $10,000, and $753,662 for the period ending September 30, 2003 and the years ended December 31, 2002 and 2001, respectively.

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(18)	Subsequent Events

      On October 1, 2003, as a result of the policy renewal rights and other assets being sold to SIH, EPIC and PEIC were placed in runoff by LMC.

      On December 31, 2003, EPIC was merged into another LMC subsidiary, American Protection Insurance Company.

      On August 31, 2004, PEIC was merged into another LMC subsidiary, American Motorists Insurance Company.

GLOSSARY OF SELECTED TERMS

Accident Year Loss Ratio:	Total losses and loss adjustment expenses for insured events during a particular year, regardless of when reported, less claims servicing income, as a percentage of premiums earned during that year.

ADR:	Alternative dispute resolution — collectively bargained workers’ compensation agreements that provide for settlement of claims out of court in a negotiated process.

ADR Customer:	Any customer from which we receive a premium for providing insurance coverage in connection with an ADR program.

Assume:	To accept a ceding company’s insurance or reinsurance on a line of business, risk or exposure.

Calendar Year Loss Ratio:	Total losses and loss adjustment expenses for insured events occurring during a particular year, less claims servicing income and change in unpaid loss and loss adjustment expense from prior accident years, as a percentage of premiums earned during that year.

Cede; Cedent; Ceding Company:	When an insurance company or reinsurance company reinsures its liability with a reinsurer, it “cedes” business (premiums and risk) and is referred to as the “cedent” or “ceding company.”

Ceded Premiums Written:	The amount of premiums written that are ceded to reinsurers.

Combined Ratio:	The sum of the loss ratio and the underwriting expense ratio.

Direct Premiums Written:	Premiums written by an insurer for insurance business written directly, before deducting ceded premiums.

Excess of Loss Reinsurance:	Reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called an “attachment level” or “retention.” Excess of loss reinsurance may be written in layers, in which a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer’s insolvency.

Generally Accepted Accounting Principles (“GAAP”):	United States generally accepted accounting principles as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board.

Gross Premiums Written:	Premiums written by an insurer for insurance business written directly, before deducting ceded premiums.

Incurred But Not Reported Reserves (“IBNR”):	Unpaid loss and loss adjustment expense estimates for claims that have been incurred but not yet reported to the insurer, including estimates of future developments on claims losses which have been reported to the insurer.

Jones Act:	Merchant Marine Act of 1920.

Loss Ratio:	Financial ratio calculated by dividing losses incurred and loss adjustment expenses, less claims servicing income, by premiums earned. In this prospectus, the loss ratio we use is a calendar year loss ratio unless otherwise specified and a net loss ratio, unless otherwise specified.

Loss Adjustment Expenses:	Expenses resulting from and associated with the handling of claims, including but not limited to investigation, adjustment, and defense of claims, and the portion of the insurer’s general expenses allocated to claim settlement costs.

Maritime Customer:	Any customer from which we receive at least 10% of such customer’s premiums for providing insurance coverage under the USL&H Act and the Jones Act.

Net Premiums Earned:	Portion of net premiums written during or prior to a given period that are actually recognized as revenue during such period.

Net Premiums Written:	Gross or direct premiums written for a given period less premiums ceded to reinsurers during such period.

OCSLA:	The Outer Continental Shelf Lands Act

Premiums Earned:	Premiums earned refer to premiums an insurance company has recorded as revenues during a specific accounting period. Premiums written are earned and recognized as revenue throughout the term of an insurance policy. For example, 25% of the premiums on a one-year policy with an effective date of October 1 would be earned in the year in which the policy is effective with the remainder of the premium earned in the following year.

Producer:	Any independent agent or broker who produces premium for an insurance company.

Quota Share Reinsurance:	A form of pro rata (proportional) reinsurance in which the reinsurer assumes an agreed percentage of each risk being insured and shares all premiums and losses accordingly with the ceding company. Quota share reinsurance is usually arranged to apply to a ceding company’s net retained account (i.e., after deducting all other reinsurance except perhaps excess of loss catastrophe reinsurance), but practice varies.

Reinsurance:	An arrangement in which an insurance company, called the ceding company, transfers insurance risk by ceding premiums to another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Retention:	The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the outer limit of the program, if any, are paid by the reinsurer.

State Act Customer:	Any customer that is not an ADR customer or a maritime customer.

Statutory Accounting Principles (“SAP”):	The principles associated with recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by state insurance regulatory authorities. Also, pertains to accounting according to procedures established by the National Association of Insurance Commissioners. Statutory accounting principles tend to reflect a solvency concept of accounting, rather than the going concern concept used in GAAP.

Statutory Policyholders’ Surplus or Statutory Surplus:	As determined under SAP, the amount remaining after all liabilities, including unpaid losses and loss adjustment expense, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state insurance regulator to be recognized on the statutory balance sheet. Statutory surplus is also referred to as “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

Submission:	An application for insurance coverage received by a primary insurer by a prospective policyholder or by a broker on behalf of such prospective policyholder for consideration of issuance of an insurance policy by that insurer.

Underwriting:	The process of reviewing applications for insurance or reinsurance coverage, deciding whether to accept all or part of the coverage, and determining the applicable premiums.

Underwriting Capacity:	The maximum amount that an insurance company can write. The limit is determined by the company’s statutory surplus and a company’s underwriting guidelines. Reinsurance serves to increase a company’s capacity by reducing its net exposure from particular risk.

Underwriting Expense Ratio:	The ratio (expressed as a percentage) calculated by dividing operating expenses, less underwriting servicing income, by net premiums earned.

Unpaid Losses or Loss:	Liabilities established by insurers to reflect the estimated cost of claims payments and the related expenses that the insurer will ultimately be required to pay in respect of insurance premiums it has earned. In this prospectus, “Losses” or “Unpaid Loss” include loss adjustment expenses unless otherwise noted.

USL&H Act:	United States Longshore and Harbor Workers’ Compensation Act.

                             Shares

Common Stock

PROSPECTUS

       Until,                     2004, which is the 25th day after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Friedman Billings Ramsey

   Piper Jaffray
Cochran, Caronia & Co.

The date of this prospectus is                     , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      Set forth below is an estimate (except in the case of the Securities and Exchange Commission registration fee, NASD filing fee and Nasdaq listing fee) of the amount of fees and expenses to be paid by SeaBright Holdings in connection in connection with the issuance and distribution of the common stock registered hereby.

Securities and Exchange Commission registration fee		$10,928
NASD filing fee		9,125
Nasdaq listing fee		*
Blue Sky fees and expenses (including attorneys’ fees and expenses)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agent’s fees and expenses		*
Legal fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not excluding other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s amended and restated certificate of incorporation and bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitations of liability.

      The Registrant maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15.	Recent Sales of Unregistered Securities.

      During the last three years, SeaBright has issued the following securities without registration under the Securities Act of 1933:

(1) In September 2003, SeaBright issued an aggregate of 456,750 shares of convertible preferred stock for an aggregate purchase price of $45,675,000 in transactions exempt from registration under Regulation D under the Securities Act of 1933 to entities affiliated with Summit Partners, L.P., Randolph Street Partners V, John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Richard W. Seelinger and Jeffrey C. Wanamaker.

(2) In June 2004, SeaBright issued an aggregate of 51,615.25 shares of convertible preferred stock for an aggregate purchase price of $5,161,525 in transactions exempt from registration under Regulation D and Rule 701 under the Securities Act of 1933 to entities affiliated with Summit Partners, L.P., John G. Pasqualetto, Richard J. Gergasko, Joseph S. De Vita, Jeffrey C. Wanamaker, Chris A. Engstrom and James L. Borland III.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

      Reference is made to the attached Exhibit Index, which is incorporated by reference herein.

      (b) Financial Statement Schedules

Seabright Insurance Holdings, Inc. and Subsidiaries

      Schedule II — Condensed Financial Information of Registrant

      Schedule IV — Reinsurance

      Schedule VI — Supplemental Information Concerning Insurance Operations

Predecessor

      Schedule IV — Reinsurance

      Schedule VI — Supplemental Information Concerning Insurance Operations

Item 17.	Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of Seattle, State of Washington, on September 17, 2004.

SEABRIGHT INSURANCE HOLDINGS, INC.

By:	/s/ JOHN G. PASQUALETTO

Name: John G. Pasqualetto

Title:	Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John G. Pasqualetto, Richard J. Gergasko and Joseph S. De Vita and each of them his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer) to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

      Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on September 17, 2004.

Signature	Title

/s/ JOHN G. PASQUALETTO John G. Pasqualetto	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ JOSEPH S. DE VITA Joseph S. De Vita	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ PETER Y. CHUNG Peter Y. Chung	Director

/s/ J. SCOTT CARTER J. Scott Carter	Director

/s/ MURAL R. JOSEPHSON Mural R. Josephson	Director

George M. Morvis	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

SeaBright Insurance Holdings, Inc.:

      Under date of April 7, 2004, except for notes 13 (c) and 18 (b), (c), which are as of September 14, 2004, we reported on the consolidated balance sheet of SeaBright Insurance Holdings, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive loss, and cash flows for the period from June 19, 2003 (inception) through December 31, 2003, which are included in the prospectus. In connection with our audit of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the registration statement. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

      In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Seattle, WA

September 14, 2004

SEABRIGHT INSURANCE HOLDINGS, INC.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED BALANCE SHEET

December 31, 2003
(In thousands)

ASSETS
Cash and cash equivalents	$160
Receivable from subsidiaries	179
Investment in subsidiaries	45,771

Total assets	$46,110

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Federal income tax payable	161
Accrued expenses and other liabilities	476

Total liabilities	637

Stockholders’ equity:
Common stock $.001 par value. Authorized 1,100,000 shares; no shares issued and outstanding	—
Preferred stock $.001 par value. Authorized 750,000 shares; issued and outstanding 456,750 shares	—
Paid-in capital	45,675
Accumulated deficit	(202)
Accumulated other comprehensive income	—

Total stockholders’ equity	45,473
Commitments and contingencies

Total liabilities and stockholders’ equity	$46,110

See Report of Independent Registered Public Accounting Firm.

SEABRIGHT INSURANCE HOLDINGS, INC.

CONDENSED STATEMENT OF OPERATIONS

Period from June 19, 2003 (inception) through December 31, 2003
(In thousands)

Revenue:
Net investment income	—
—

Losses and expenses:
Loss from subsidiaries	211
Other expenses	10

221

Loss before federal income taxes	(221)

Benefit for federal income taxes:
Current	(19)
Deferred	—

(19)

Net loss	$(202)

See Report of Independent Registered Public Accounting Firm.

SEABRIGHT INSURANCE HOLDINGS, INC.

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE LOSS
Period from June 19, 2003 (inception) through December 31, 2003
(In thousands)

				Accumulated
				other
	Preferred	Paid-in	Accumulated	comprehensive
	stock	capital	deficit	income	Total

Balance at June 19, 2003 (inception)	$—	—	—	—	—
Issuance of preferred stock	—	45,675	—	—	45,675
Net loss	—	—	(202)	—	(202)

Balance at December 31, 2003	—	45,675	(202)	—	45,473

See Report of Independent Registered Public Accounting Firm.

SEABRIGHT INSURANCE HOLDINGS, INC.

CONDENSED STATEMENT OF CASH FLOWS

Period from June 19, 2003 (inception) through December 31, 2003
(In thousands)

Cash flows from operating activities, net of effect of acquisition:
Net loss	$(202)
Adjustments to reconcile net loss to net cash provided by operating activities, net of effect of acquisition:
Receivable from subsidiaries	(179)
Federal income taxes payable	161

Net cash provided by operating activities	(220)

Cash flows from investing activities, net of effect of acquisition:
Investment in subsidiaries	(45,295)

Net cash used in investing activities	(45,295)

Cash provided by financing activities:
Proceeds from the issuance of preferred stock	45,675

Net increase in cash and cash equivalents	160
Cash and cash equivalents at beginning of the period	—

Cash and cash equivalents at end of the period	$160

Supplemental disclosure of noncash activities:
Increase in accrued liabilities incurred due to acquisition of assets	$476

See Report of Independent Registered Public Accounting Firm.

SEABRIGHT INSURANCE HOLDINGS, INC.

SCHEDULE IV — REINSURANCE

		Assumed from	Ceded to		Percentage of
		Other	Other		Amount
	Direct	Companies	Companies	Net	Assumed to Net

(In thousands)
Year ended December 31, 2003
Premiums	$22,154	—	$2,759	$19,395	—

See Report of Independent Registered Public Accounting Firm

SEABRIGHT INSURANCE HOLDINGS, INC.

SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING

INSURANCE OPERATIONS

Loss and Loss
		Unpaid Loss and				Adjustment		Amortization
	Deferred	Loss Adjustment				Expenses		of Deferred	Paid Loss
	Policy	Expense Loss						Policy	and Loss
	Acquisition	Adjustment	Unearned	Premiums	Investment	Current	Prior	Acquisition	Adjustment	Premiums
	Costs, Net	Expense	Premium	Earned	Income	Year	Year	Costs	Expenses	Written

(In thousands)
As of and for the period ended:
December 31, 2003	$1,936	$29,733	$16,262	$3,134	$309	$3,024	—	$322	$2,950	$22,154

See Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

SeaBright Insurance Holdings, Inc.:

      Under date of September 14, 2004, we reported on the combined balance sheet of the Predecessor as of December 31, 2002, and the related combined statements of operations, changes in stockholder’s equity and comprehensive income, and cash flows for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001 which are included in the prospectus. In connection with our audits of the aforementioned combined financial statements, we also audited the related combined financial statement schedules in the registration statement. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

      In our opinion, such financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

      As discussed in Notes 2 (i) and 17 to the combined financial statements, effective January 1, 2002, the Predecessor adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP

Seattle, WA

September 14, 2004

PREDECESSOR

SCHEDULE IV — REINSURANCE

			Assumed from		Percentage of
		Ceded to Other	Other		Amount
	Direct	Companies	Companies	Net	Assumed to Net

	(In thousands)
Nine Months Ended September 30, 2003
Premiums	$68,402	$4,078	$2,315	$66,639	3%
Year Ended December 31, 2002
Premiums	94,407	86,983	11,643	19,067	61%
Year Ended December 31, 2001
Premiums	65,634	59,509	7,559	13,684	55%

See Report of Independent Registered Public Accounting Firm

PREDECESSOR

SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING

INSURANCE OPERATIONS

						Loss and Loss
		Unpaid Loss and				Adjustment		Amortization
	Deferred	Loss Adjustment				Expenses		of Deferred	Paid Loss
	Policy	Expense			Investment			Policy	and Loss
	Acquisition	Adjustment	Unearned	Premiums	Income,	Current	Prior	Acquisition	Adjustment	Premiums
	Costs, Net	Expense	Premiums	Earned	Net	Year	Year	Costs	Expenses	Written

	(In thousands)
As of and for the period ended:
Nine Months Ended September 30, 2003	$4,313	$161,538	$40,657	$36,916	$1,735	$26,895	$(1,500)	$3,797	$7,989	$68,402
December 31, 2002	1,422	153,469	47,604	17,058	3,332	13,324	(8,332)	1,574	2,227	94,407
December 31, 2001	903	166,342	34,918	12,638	3,494	9,656	(1,192)	1,845	6,269	65,634

See Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1	Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of SeaBright Insurance Holdings, Inc.*
3.2	Amended and Restated By-laws of SeaBright Insurance Holdings, Inc.*
4.1	Specimen Common Stock Certificate*
4.2	Indenture dated as of May 26, 2004 by and between SeaBright Insurance Company and Wilmington Trust Company
5.1	Opinion of Kirkland & Ellis LLP*
10.1	Amended and Restated Employment Agreement by and between SeaBright Insurance Holdings, Inc. and John G. Pasqualetto*
10.2	Employment Agreement, dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Richard J. Gergasko
10.3	Employment Agreement, dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Joseph S. De Vita
10.4	Employment Agreement, dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Richard W. Seelinger
10.5	Employment Agreement, dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Jeffrey C. Wanamaker
10.6	2003 Stock Option Plan
10.7	2004 Long-Term Equity Incentive Plan*
10.8	Purchase Agreement, dated as of July 14, 2003, by and among Insurance Holdings, Inc., Kemper Employers Group, Inc., Lumbermens Mutual Casualty Company and Pacific Eagle Insurance Company
10.9	Amendment Letter to Purchase Agreement, dated as of July 30, 2003, by and among Insurance Holdings, Inc., Kemper Employers Group, Inc., Lumbermens Mutual Casualty Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company
10.10	Amendment Letter to Purchase Agreement, dated as of September 15, 2003, by and among SeaBright Insurance Holdings, Inc., Kemper Employers Group, Inc., Lumbermens Mutual Casualty Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company
10.11	Escrow Agreement, dated as of September 30, 2003, by and among Wells Fargo Bank Minnesota, National Association, SeaBright Insurance Holdings, Inc. and Kemper Employers Group, Inc.
10.12	Adverse Development Excess of Loss Reinsurance Agreement, dated as of September 30, 2004, between Lumbermens Mutual Casualty Company and Kemper Employers Insurance Company
10.13	Amended and Restated Reinsurance Trust Agreement dated as of February 29, 2004 by and among Lumbermens Mutual Casualty Company and SeaBright Insurance Company*
10.14	Commutation Agreement, dated as of September 30, 2003, by and between Kemper Employers Insurance Company and Lumbermens Mutual Casualty Company
10.15	Administrative Services Agreement dated as of September 30, 2003 by and among Kemper Employers Insurance Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company
10.16	Administrative Services Agreement dated as of September 30, 2003 by and among Kemper Employers Insurance Company and Lumbermens Mutual Casualty Company
10.17	Claims Administration Services Agreement dated as of September 30, 2003 by and among Kemper Employers Insurance Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company
10.18	Side Letter dated as of September 29, 2003 by and among SeaBright Insurance Holdings, Inc., Kemper Employers Group, Inc., Lumbermens Mutual Casualty Company, Eagle Pacific Insurance Company and Pacific Eagle Insurance Company
10.19	Installment Promissory Note dated as of March 31, 2003 from PointSure Insurance Services, Inc. to Eagle Pacific Insurance Company, for $1,952,834.67*

Exhibit
Number	Description of Document

10.20	Assignment and Assumption Agreement dated as of September 30, 2003 by and between SeaBright Insurance Holdings, Inc. and Kemper Employers Insurance Company*
10.21	Stock Purchase Agreement dated as of September 30, 2003 by and among SeaBright Insurance Holdings, Inc. and the persons listed on the schedule of purchases thereto
10.22	Stockholders Agreement dated as of September 30, 2003, by and among SeaBright Insurance Holdings, Inc., the persons listed on schedule I attached thereto and the persons listed on schedule II attached thereto
10.23	Registration Agreement dated as of September 30, 2003, by and among SeaBright Insurance Holdings, Inc. and the persons identified on the schedule of investors attached thereto
10.24	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and John Pasqualetto
10.25	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Richard J. Gergasko
10.26	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Joseph De Vita
10.27	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Richard Seelinger
10.28	Executive Stock Agreement dated as of September 30, 2003, by and between SeaBright Insurance Holdings, Inc. and Jeffrey C. Wanamaker
10.29	Executive Stock Agreement dated as of June 30, 2004 by and between SeaBright Insurance Holdings, Inc. and Chris Engstrom
10.30	Executive Stock Agreement dated as of June 30, 2004 by and between SeaBright Insurance Holdings, Inc. and James Louden Borland III
10.31	Stock Purchase Agreement dated as of June 30, 2004 by and between SeaBright Insurance Holdings, Inc. and each of the purchasers named therein
10.32	Form of Incentive Stock Option Agreement
10.33	Management Rights Letter dated as of September 30, 2003 from SeaBright Insurance Holdings, Inc. to various entities affiliated with Summit Partners, L.P.
10.34	Tax and Expense Sharing Agreement dated as of March 12, 2004 by and among SeaBright Insurance Holdings, Inc., SeaBright Insurance Company and PointSure Insurance Services, Inc.*
10.35	Workers’ Compensation and Employers Liability $500,000 Excess of $500,000 Excess of Loss Reinsurance Contract dated as of May 13, 2004 by and between SeaBright Insurance Company, Kemper Employers Insurance Company and the Reinsurer specifically identified in the Interest and Liabilities Agreement attached thereto*
10.36	Workers’ Compensation and Employers Liability $4,000,000 Excess of $1,000,000 Excess of Loss Reinsurance Contract dated as of May 13, 2004 by and between SeaBright Insurance Company, Kemper Employers Insurance Company and the Reinsurer specifically identified in the Interest and Liabilities Agreement attached thereto*
10.37	Workers’ Compensation and Employers Liability $5,000,000 Excess of $5,000,000 Excess of Loss Reinsurance Contract dated as of November 10, 2003 by and between Eagle Pacific Insurance Company, Pacific Eagle Insurance Company, Kemper Employers Insurance Company and the Reinsurer specifically identified in the Interest and Liabilities Agreement attached thereto*
10.38	Addendum No. 1 to the Workers’ Compensation and Employers Liability $5,000,000 Excess of $5,000,000 Excess of Loss Reinsurance Contract, effective July 1, 2003*
10.39	Workers’ Compensation $90,000,000 Excess of $10,000,000 Per Occurrence Excess of Loss Reinsurance Contract dated as of November 10, 2003 by and between Eagle Pacific Insurance Company, Pacific Eagle Insurance Company, Kemper Employers Insurance Company and the Reinsurer specifically identified in the Interest and Liabilities Agreement attached thereto*
10.40	Addendum No. 1 to the Workers’ Compensation $90,000,000 Excess of $10,000,000 Per Occurrence Excess of Loss Reinsurance Contract, effective July 1, 2003*
10.41	Administrative Services Agreement dated as of October 1, 2003 by and between SeaBright Insurance Company and PointSure Insurance Services, Inc.*

Exhibit
Number	Description of Document

10.42	Floating Rate Surplus Note dated May 26, 2004 from SeaBright Insurance Company to Wilmington Trust Company, as trustee, for $12,000,000
21.1	Subsidiaries of the registrant
23.1	Consent of KPMG LLP
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.